Use these links to rapidly review the document

As filed with the Securities and Exchange Commission on April 22, 2015

Registration No. 333-[            ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PACWEST BANCORP
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	33-0885320 (I.R.S. Employer Identification Number)

10250 Constellation Blvd., Suite 1640
Los Angeles, California 90067
(310) 286-1144
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Kori L. Ogrosky
Executive Vice President and General Counsel
10250 Constellation Blvd., Suite 1640
Los Angeles, California 90067
(310) 286-1144
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
Patrick S. Brown, Esq. Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, California 90067 Phone: (310) 712-6600	Leah Webb Senior Vice President and General Counsel Square 1 Financial, Inc. 406 Blackwell Street, Suite 240 Durham, North Carolina 27701 Phone: (919) 597-7469	Edward D. Herlihy, Esq. Matthew M. Guest, Esq. Wachtell, Lipton, Rosen & Katz 51 W. 52nd Street New York, New York 10019 Phone: (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective and upon completion of the merger.

            If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

            If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

              Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

              Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

  CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee

Common stock, $0.01 par value per share	18,667,991 shares(1)	N/A	808,105,777(2)	$93,901.90(3)

(1)
Represents the maximum number of shares of PacWest Bancorp common stock estimated to be issuable in the transaction described herein, based on an amount equal to the product of (A) the sum of (I) 29,768,489 shares of Square 1 Financial, Inc. common stock outstanding as of April 17, 2015; (II) 933,139 shares of Square 1 Financial, Inc. common stock underlying Square 1 Financial, Inc. stock options outstanding as of April 17, 2015; (III) 397,254 shares of Square 1 Financial, Inc. common stock underlying Square 1 Financial, Inc. restricted stock units outstanding as of April 17, 2015; and (IV) 30,000 shares of Square 1 Financial, Inc. common stock underlying Square 1 Financial, Inc. warrants to purchase shares of Square 1 Financial, Inc. common stock and (B) 0.5997.

(2)
Estimated solely for the purpose of determining the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rules 457(f)(1) and 457(c) of the Securities Act, based on the market value of the shares of Square 1 Financial, Inc. common stock expected to be exchanged for PacWest common stock in connection with the merger (including shares of Square 1 Financial, Inc. common stock underlying Square 1 Financial, Inc. stock options and Square 1 Financial, Inc. restricted stock units and warrants to purchase Square 1 Financial, Inc. common stock described in note (1) above), as established by the average of the high and low sales prices of Square 1 Financial, Inc. common stock on NASDAQ on April 20, 2015 of $25.96.

(3)
Computed pursuant to Rules 457(f)(1) and 457(c) of the Securities Act, based on a rate of $116.20 per $1,000,000 of the proposed maximum aggregate offering price.

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the shares of PacWest Bancorp common stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
DATED APRIL 22, 2015, SUBJECT TO COMPLETION

Dear Stockholder:

          You are cordially invited to attend a special meeting of the stockholders of Square 1 Financial, Inc., a Delaware corporation ("Square 1"), which we will hold at [            ], on [            ], 2015, at [            ], local time. At the special meeting, holders of our Class A common stock, par value $0.01, will be asked to approve the agreement and plan of merger by and between PacWest Bancorp ("PacWest") and Square 1, dated as of March 1, 2015 (the "merger agreement"), pursuant to which Square 1 will merge with and into PacWest, with PacWest as the surviving corporation (the "merger"). At the effective time of the merger, each share of Square 1 common stock, excluding certain specified shares, will be converted into the right to receive 0.5997 of a share of PacWest common stock, par value $0.01 per share, with cash paid in lieu of fractional shares of PacWest common stock.

          The board of directors of Square 1 (the "board") has determined that the merger agreement and the transactions contemplated therein, including the merger, are fair to and in the best interests of Square 1 and its stockholders, and approved and declared advisable the merger agreement and the transactions contemplated therein, including the merger. The board recommends that the Class A common stockholders of Square 1 vote "FOR" the proposal to adopt the merger agreement.

          The market value of the merger consideration will fluctuate with the price of PacWest common stock. Based on the closing price of PacWest common stock on February 27, 2015, the last trading day before the public announcement of the signing of the merger agreement, the value of the per share merger consideration payable to holders of Square 1 common stock was $27.49. Based on the closing price of PacWest common stock on [            ], 2015, the last practicable date before the date of this document, the value of the per share merger consideration payable to holders of Square 1 common stock was $[            ]. You should obtain current stock price quotations for Square 1 common stock and PacWest common stock. Square 1 common stock is traded on NASDAQ under the symbol "SQBK" and PacWest common stock is traded on NASDAQ under the symbol "PACW."

          Based on the current number of shares of Square 1 common stock outstanding, PacWest currently expects to issue approximately [          ] shares upon completion of the merger. However, an increase or decrease in the number of outstanding shares of Square 1 common stock prior to completion of the merger could cause the actual number of shares issued upon completion of the merger to change.

          The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, referred to as the Internal Revenue Code. Assuming the merger qualifies as a reorganization, a stockholder of Square 1 generally will not recognize any gain or loss upon receipt of PacWest common stock in exchange for Square 1 common stock in the merger (except with respect to any cash received in lieu of a fractional share of PacWest common stock, as discussed in this proxy statement/prospectus).

          At the special meeting, Class A common stockholders will also be asked to vote on a proposal to approve the adjournment of the special meeting from time to time, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement. The board recommends that the Class A common stockholders of Square 1 vote "FOR" this proposal.

          Your vote is very important. To ensure your representation at the special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Whether or not you expect to attend the special meeting, please vote promptly. Submitting a proxy now will not prevent you from being able to vote in person at the special meeting.

          If you hold your shares in "street name" through a broker, bank or other nominee you should follow the directions provided by your broker, bank or other nominee regarding how to instruct your broker, bank or other nominee to vote your shares. Without those instructions, your shares will not be voted, which will have the same effect as voting against the proposal to adopt the merger agreement.

          This document provides you with detailed information about the proposed merger. You are encouraged to read this document carefully. In particular, you should read the "Risk Factors" section beginning on page 24 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.

          Thank you for your continued support.

Sincerely,

Douglas H. Bowers President and Chief Executive Officer of Square 1 Financial, Inc.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the issuance of the PacWest common stock in connection with the merger or the other transactions described in this document, or passed upon the adequacy or accuracy of the disclosures in this document.

          The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

          If you have any questions or need assistance in voting your shares, please call Square 1 Investor Relations at (919) 314-3125.

          This document is dated [            ], 2015 and is first being mailed to stockholders of Square 1 on or about [            ], 2015.

WHERE YOU CAN FIND MORE INFORMATION

        Both PacWest and Square 1 file annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission, referred to as the SEC. You may read and copy any materials that either PacWest or Square 1 files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 or (800) 732-0330 for further information on the public reference room. In addition, PacWest and Square 1 file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from PacWest at www.pacwestbancorp.com under the "Public Filings" link or from Square 1 at www.square1financial.com under the "About Us" tab and then under the heading "Investor Relations."

        PacWest has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that PacWest and Square 1 have previously filed with the SEC. They contain important information about the companies and their financial condition. For further information, please see the section entitled "Incorporation of Certain Documents by Reference." These documents are available without charge to you upon written or oral request to the applicable company's principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

PacWest Bancorp 10250 Constellation Blvd., Suite 1640 Los Angeles, California 90067 Attention: Investor Relations (310) 286-1144	Square 1 Financial, Inc. 406 Blackwell Street, Suite 240 Durham, North Carolina 27701 Attention: Investor Relations (919) 314-3125

        To obtain timely delivery of these documents, you must request the information no later than [        ], 2015 in order to receive them before Square 1's special meeting of stockholders.

        PacWest common stock is traded on the NASDAQ Global Select Market under the symbol "PACW," and Square 1 common stock is traded on NASDAQ Global Select Market under the symbol "SQBK."

SQUARE 1 FINANCIAL, INC.
406 BLACKWELL STREET, SUITE 240
DURHAM, NORTH CAROLINA 27701

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [    ], 2015

        NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Square 1 Financial, Inc., referred to as Square 1, will be held at [    ], at [    ], local time, on [    ], 2015 for the following purposes:

  1.
  To adopt the Agreement and Plan of Merger, dated as of March 1, 2015, by and between Square 1 and PacWest Bancorp, as such agreement may be amended from time to time, referred to as the merger agreement, a copy of which is attached as Appendix A, referred to as the merger proposal;

  2.
  To approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the merger proposal, referred to as the adjournment proposal; and

  3.
  To act upon other business as may properly come before the special meeting or any adjournment or postponement thereof by or at the direction of the board.

        The above proposals are described in more detail in this document, which you should read carefully and in its entirety before you vote.

        The Square 1 board of directors has set [    ], 2015 as the record date for the special meeting. Only holders of record of Square 1 Class A common stock at the close of business on [    ], 2015 will be entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the special meeting is entitled to appoint a proxy to attend and vote on such stockholder's behalf. Such proxy need not be a holder of Square 1 common stock.

        Your vote is very important. To ensure your representation at the special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the special meeting.

        The Square 1 board of directors has approved the merger agreement and the transactions contemplated thereby and recommends that you vote "FOR" the merger proposal and "FOR" the adjournment proposal.

BY ORDER OF THE BOARD OF DIRECTORS

Beth Reeves

Corporate Secretary

Durham, North Carolina
[    ], 2015

        PLEASE VOTE YOUR SHARES OF SQUARE 1 CLASS A COMMON STOCK PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL SQUARE 1 INVESTOR RELATIONS AT (919) 314-3125.

i

ii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

        The following are answers to certain questions that you may have regarding the special meeting of Square 1 stockholders. You should carefully read the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

Q:
WHAT IS THE MERGER?

A.
PacWest and Square 1 have entered into a merger agreement, pursuant to which and subject to the terms and conditions of the merger agreement, Square 1 will merge with and into PacWest, with PacWest continuing as the surviving corporation, which transaction is referred to as the merger. A copy of the merger agreement is attached as Appendix A to this document. Immediately following the merger, Square 1 Bank, a wholly owned subsidiary of Square 1, will merge with and into Pacific Western Bank, a wholly owned subsidiary of PacWest, with Pacific Western Bank continuing as the surviving bank, which transaction is referred to as the bank merger. In order to complete these transactions, the Square 1 stockholders must adopt the merger agreement, and the applicable banking regulators must approve both mergers.

Q:
WHY AM I RECEIVING THIS PROXY STATEMENT/PROSPECTUS?

A.
Square 1 is sending these materials to its stockholders to help them decide how to vote their shares of Square 1 Class A common stock with respect to the merger agreement and other matters to be considered at the special meeting.

  The merger cannot be completed unless Square 1 Class A common stockholders adopt the merger agreement. Square 1 is holding a special meeting of its stockholders to vote on the proposal to adopt the merger agreement as well as other related matters. Information about this special meeting, the merger and the other business to be considered by stockholders at the special meeting is contained in this document.

  This document constitutes both a proxy statement of Square 1 and a prospectus of PacWest. It is a proxy statement because the Square 1 board of directors is soliciting proxies from Square 1 Class A common stockholders using this document with respect to the matters to be considered at the special meeting. It is a prospectus because PacWest, in connection with the merger, is offering shares of its common stock in exchange for outstanding shares of Square 1 common stock in the merger.

Q:
WHAT WILL SQUARE 1 STOCKHOLDERS RECEIVE IN THE MERGER?

A:
In the merger, each share of Square 1 common stock owned by a Square 1 stockholder will be converted into the right to receive 0.5997 of a share of PacWest common stock. For each fractional share that would otherwise be issued, PacWest will pay cash in an amount equal to the fraction of a share of PacWest common stock which the holder would otherwise be entitled to receive multiplied by the average closing price of PacWest common stock as quoted on the NASDAQ Global Select Market, referred to as NASDAQ, over the 15 consecutive trading days ending on the second full trading day prior to the receipt of the last of the regulatory approvals from the Board of Governors of the Federal Reserve System, referred to as the Federal Reserve Board, the Federal Deposit Insurance Corporation, referred to as the FDIC, the California Department of Business Oversight, referred to as the CDBO, and the Commissioner of Banks of the State of North Carolina, referred to as the CBNC, which are necessary to consummate the merger and the bank merger. This 15 consecutive trading day average is referred to as the PacWest Average

  Closing Price. No interest will be paid or accrue on cash payable to holders in lieu of fractional shares.

Q:
WILL THE VALUE OF THE MERGER CONSIDERATION CHANGE BETWEEN THE DATE OF THIS DOCUMENT AND THE TIME THE MERGER IS COMPLETED?

A:
Yes. Although the number of shares of PacWest common stock that Square 1 stockholders will receive in the merger is fixed, the value of the merger consideration will fluctuate between the date of this document and the completion of the merger based upon the market value of PacWest common stock. Any fluctuation in the market price of PacWest common stock after the date of this document will change the value of the shares of PacWest common stock that Square 1 stockholders will receive.

Q:
WHAT HAPPENS TO SQUARE 1 EQUITY AWARDS IN THE MERGER?

A:
Square 1 Stock Options.    At the effective time of the merger, referred to as the effective time, each outstanding option to acquire shares of Square 1 common stock under Square 1's stock plan, referred to as a Square 1 stock option, whether vested or unvested, will be cancelled and will entitle the holder of such option to receive an amount in cash equal to the product of (i) the total number of shares of Square 1 common stock subject to such option and (ii) the excess, if any, of (A) the product of (1) the PacWest Average Closing Price and (2) 0.5997 over (B) the exercise price per share of Square 1 common stock underlying such option, less any applicable taxes to be withheld with respect to such payment.

  Square 1 RSUs.    At the effective time, each outstanding Square 1 restricted stock unit, referred to as a Square 1 RSU, issued under Square 1's stock plan will be cancelled and will entitle the holder to receive an amount in cash equal to the product of (i) the number of shares of Square 1 common stock subject to such Square 1 RSU and (ii) the product of (A) the PacWest Average Closing Price and (B) 0.5997, less any applicable taxes to be withheld with respect to such payment.

Q:
WHEN WILL THE MERGER BE COMPLETED?

A:
PacWest and Square 1 are working to complete the merger as soon as practicable. The parties are seeking regulatory approval by the fourth quarter of 2015, with the consummation of the merger to occur as soon as practicable thereafter. Neither PacWest nor Square 1 can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company's control, including whether or when the required regulatory approvals and the Square 1 stockholder approval will be received. For further information, please see the section entitled "The Merger Agreement—Conditions to Consummation of the Merger."

Q:
WHO IS ENTITLED TO VOTE?

A:
Holders of record of Square 1 Class A common stock at the close of business on [    ], 2015, which is the date that the Square 1 board of directors has fixed as the record date for the special meeting, are entitled to vote at the special meeting. Holders of shares of non-voting Square 1 Class B common stock are not entitled to vote at the special meeting.

Q:
WHAT CONSTITUTES A QUORUM?

A:
The representation of holders of at least a majority of the votes entitled to be cast on the matters to be voted on at the special meeting constitutes a quorum for transacting business at the special meeting. All shares of Square 1 Class A common stock, whether present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the special meeting.

Q:
WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:
Square 1 Class A common stockholders are being asked to vote on the following proposals:

1.
to adopt the Agreement and Plan of Merger, dated as of March 1, 2015, by and between Square 1 and PacWest Bancorp, as such agreement may be amended from time to time, referred to as the merger agreement, a copy of which is attached as Appendix A, referred to as the merger proposal;

2.
to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the merger proposal, referred to as the adjournment proposal; and

3.
to act upon other business as may properly come before the special meeting or any adjournment or postponement thereof by or at the direction of the Square 1 board of directors.

  Stockholder approval of the merger proposal, referred to as the Square 1 stockholder approval, is required to complete the merger. Square 1 will transact no business other than as listed above at the special meeting.

Q:
WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?

A:
The Merger Proposal:    The affirmative vote of a majority of the outstanding shares of Square 1 Class A common stock entitled to vote on the proposal is required to approve the merger proposal.

  The Adjournment Proposal:    The affirmative vote of a majority of the votes cast at the special meeting is required to approve the adjournment proposal.

Q:
ARE THERE ANY VOTING AGREEMENTS WITH EXISTING STOCKHOLDERS?

A:
Yes. In connection with the merger agreement, Patriot Financial Partners, L.P., Castle Creek Capital Partners IV, L.P., Endicott Opportunity Partners III, L.P. and Northaven Management, Inc. (and certain affiliates thereof), in their capacities as stockholders of Square 1, have separately entered into voting agreements with PacWest, the form of which is attached as Appendix B, in which they have agreed to vote all shares of Square 1 common stock that they own and have the power to vote in favor of the merger proposal and any other matter that is required to be approved by the stockholders of Square 1 to facilitate the transactions contemplated by the merger agreement. As of the close of business on the record date, these stockholders beneficially owned, in the aggregate, [    ] shares of Square 1 Class A common stock, allowing them to exercise approximately [    ]% of the voting power of Square 1 common stock.

Q:
WHAT DOES THE SQUARE 1 BOARD OF DIRECTORS RECOMMEND?

A:
The Square 1 board of directors recommends that Square 1 stockholders vote "FOR" the merger proposal and "FOR" the adjournment proposal.

Q:
WHAT DO I NEED TO DO NOW?

A:
After carefully reading and considering the information contained in this document, please vote your shares of Square 1 Class A common stock as soon as possible so that such shares will be represented at the special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares of Square 1 Class A common stock are held in the name of your broker, bank or other nominee.

Q:
HOW DO I VOTE?

A:
If you are a Square 1 Class A common stockholder of record as of the close of business on the record date, you may submit your proxy before the special meeting in one of the following ways:

•
use the toll-free number shown on your proxy card;

•
visit the website shown on your proxy card to vote via the Internet; or

•
complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

  You may also cast your vote in person at the special meeting.

  If your shares of Square 1 Class A common stock are held in "street name," through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting such shares. "Street name" stockholders who wish to vote at the meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:
HOW MANY VOTES DO I HAVE?

A:
You are entitled to one vote for each share of Square 1 Class A common stock that you owned as of the close of business on the record date. As of the close of business on the record date, there were approximately [    ] outstanding shares of Square 1 Class A common stock entitled to vote. As of that date, approximately [    ]% of such outstanding shares of Square 1 Class A common stock were beneficially owned by the directors and executive officers of Square 1 and their affiliates.

Q:
WHEN AND WHERE IS THE SPECIAL MEETING?

A:
The special meeting will be held at [    ] at [    ], local time, on [    ], 2015. Subject to space availability, all Square 1 Class A common stockholders as of the close of business on the record date, or their duly appointed proxies, may attend the special meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at [    ], local time.

Q:
IF MY SHARES ARE HELD IN "STREET NAME" BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:
If your shares of Square 1 Class A common stock are held in "street name" in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Square 1 or by voting in person at the special meeting unless you provide a "legal proxy," which you must obtain from your broker, bank or other nominee.

  Brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on "routine" proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that are "non-routine" without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the special meeting are such "non-routine" matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

  If you are a Square 1 Class A common stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

  •
  your broker, bank or other nominee may not vote your shares on the merger proposal, which broker non-votes will have the same effect as a vote "AGAINST" such proposal; and

  •
  your broker, bank or other nominee may not vote your shares on the adjournment proposal, which broker non-votes will have no effect on the vote count for such proposal.

Q:
WHAT IF I DO NOT VOTE OR I ABSTAIN?

A:
For purposes of the special meeting, an abstention occurs when a stockholder attends the special meeting, either in person or represented by proxy, but abstains from voting.

  For the merger proposal, if a Square 1 Class A common stockholder present in person at the special meeting abstains from voting, or responds by proxy with an "abstain" vote, it will have the same effect as a vote cast "AGAINST" this proposal. If a Square 1 Class A common stockholder is not present in person at the special meeting and does not respond by proxy, it will have the same effect as a vote cast "AGAINST" this proposal.

  For the adjournment proposal, if a Square 1 Class A stockholder present in person at the special meeting abstains from voting, or responds by proxy with an "abstain" vote, it will have no effect on the vote count for this proposal. If a Square 1 Class A stockholder is not present in person at the special meeting and does not respond by proxy, it will have no effect on the vote count for this proposal.

Q:
WHAT WILL HAPPEN IF I RETURN MY PROXY OR VOTING INSTRUCTION CARD WITHOUT INDICATING HOW TO VOTE?

A:
If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Square 1 Class A common stock represented by your proxy will be voted as recommended by the Square 1 board of directors with respect to each proposal. Unless a Square 1 stockholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the special meeting.

Q:
MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:
Yes. You may change your vote at any time before your proxy is voted at the special meeting. You may do this in one of four ways:

•
first, by sending a notice of revocation to Square 1's corporate secretary at 406 Blackwell Street, Suite 240, Durham, North Carolina 27701, stating that you would like to revoke your proxy;

•
second, by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card;

•
third, by sending a completed proxy card bearing a later date than your original proxy card; or

•
fourth, by attending the special meeting and voting in person.

  If you choose any of the first three methods, you must take the described action (or, with respect to the third method, Square 1 shall have received the subsequent proxy card) no later than [    ], 2015, at 5:00 p.m. local time, which is the business day immediately prior to the special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card or a notice of revocation, the new proxy card or notice of revocation must be received before the beginning of the special meeting. If you have instructed a bank, broker or other nominee to vote your shares of Square 1 Class A common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

  If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Q:
DO I NEED IDENTIFICATION TO ATTEND THE SPECIAL MEETING IN PERSON?

A:
Yes. Please bring proper identification, together with proof that you are a record owner of Square 1 Class A common stock. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement showing that you beneficially owned shares of Square 1 Class A common stock at the close of business on the record date.

Q:
ARE SQUARE 1 STOCKHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:
No. Under Delaware law, holders of Square 1 common stock will not be entitled to exercise any appraisal or dissenters' rights in connection with any of the proposals being presented to them.

Q:
WHAT ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO SQUARE 1 STOCKHOLDERS?

A:
The merger is intended to qualify, and the obligation of PacWest and Square 1 to complete the merger is conditioned upon the receipt of legal opinions from their respective counsel to the effect that the merger will qualify, as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Assuming the merger qualifies as a reorganization, you generally will not recognize any gain or loss upon receipt of PacWest common stock in exchange for Square 1 common stock in the merger (except for any gain or loss that may result from the receipt of cash in lieu of fractional shares of PacWest common stock that you would otherwise be entitled to receive).

  For a more detailed discussion of the material U.S. federal income tax consequences of the transaction, please see the section entitled "Material U.S. Federal Income Tax Consequences of the Merger."

  The tax consequences of the merger to any particular stockholder will depend on that stockholder's particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

Q:
WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?

A:
If the merger is not completed, Square 1 stockholders will not receive any consideration for their shares of Square 1 common stock that otherwise would have been received in connection with the merger. Instead, Square 1 will remain an independent public company and its common stock will continue to be listed and traded on NASDAQ.

Q:
SHOULD SQUARE 1 STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A:
No. Square 1 stockholders SHOULD NOT send in any stock certificates now. If the merger is approved, transmittal materials with instructions for their completion will be provided to Square 1 stockholders under separate cover and the stock certificates should be sent at that time.

Q:
WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:
Square 1 Class A common stockholders may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, if you hold shares of Square 1 Class A common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Square 1 Class A common stock and your shares are registered in more than one name, you will receive one or more separate proxy cards or voting instruction cards. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this document to ensure that you vote every share of Square 1 Class A common stock that you own.

Q:
WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

A:
If you are a Square 1 Class A common stockholder and have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this document or the enclosed proxy card, you should contact Square 1 Investor Relations at (919) 314-3125.

 SUMMARY

        This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which the parties refer before you decide how to vote with respect to the proposals. In addition, the parties incorporate by reference important business and financial information about Square 1 and PacWest into this document. For a description of this information, please see the section entitled "Incorporation of Certain Documents by Reference." You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled "Where You Can Find More Information" in the forepart of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.

        Unless the context otherwise requires, throughout this document, "PacWest" refers to PacWest Bancorp, "Square 1" refers to Square 1 Financial, Inc. and "we," "us" and "our" refer collectively to PacWest and Square 1. Also, the parties refer to the proposed merger of Square 1 with and into PacWest as the "merger," the proposed merger of Square 1 Bank with and into Pacific Western Bank as the "bank merger" and the Agreement and Plan of Merger, dated as of March 1, 2015, by and between PacWest and Square 1 as the "merger agreement."

The Merger and the Merger Agreement (pages 39 and 70)

        The terms and conditions of the merger are contained in the merger agreement, which is attached to this document as Appendix A. The parties encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

        Under the terms of the merger agreement, Square 1 will merge with and into PacWest, with PacWest being the surviving corporation.

Merger Consideration (page 71)

        In the merger, each share of Square 1 common stock, par value $0.01 per share, owned by a Square 1 stockholder will be converted into the right to receive 0.5997 of a share of PacWest common stock, par value $0.01 per share. For each fractional share that would otherwise be issued, PacWest will pay cash in an amount equal to the fraction of a share of PacWest common stock which the holder would otherwise be entitled to receive multiplied by the PacWest Average Closing Price. No interest will be paid or accrue on cash payable to holders in lieu of fractional shares.

        The share price of PacWest common stock will fluctuate, and the value that holders of Square 1 common stock will receive upon consummation of the merger may be different than the value that they would receive if calculated on the date PacWest and Square 1 publicly announced the signing of the merger agreement, on the date that this document is being mailed to Square 1 stockholders, and on the date of the special meeting. Based on the closing price of PacWest common stock on February 27, 2015, the last trading day before the public announcement of the signing of the merger agreement, the value of the per share merger consideration payable to holders of Square 1 common stock was $27.49. Based on the closing price of PacWest common stock on [    ], 2015, the last practicable date before the date of this document, the value of the per share merger consideration payable to holders of Square 1 common stock was $[    ].

Recommendation of the Square 1 Board of Directors (page 44)

        After careful consideration, the Square 1 board of directors recommends that Square 1 stockholders vote "FOR" the merger proposal and "FOR" the adjournment proposal.

        Certain stockholders of Square 1 have entered into voting agreements with PacWest, pursuant to which each such stockholder has agreed to vote "FOR" the merger proposal and "FOR" any other matter required to be approved by the stockholders of Square 1 to facilitate the transactions contemplated by the merger agreement. For more information regarding the voting agreements, please see the section entitled "The Merger Agreement—Voting Agreements."

        For a more complete description of Square 1's reasons for the merger and the recommendations of the Square 1 board of directors, please see the section entitled "The Merger—Recommendation of the Square 1 Board of Directors and Reasons for the Merger."

Opinion of Financial Advisor (page 46)

        At the March 1, 2015 meeting at which the board of directors of Square 1 considered and approved the merger agreement, Sandler O'Neill & Partners, L.P., referred to as Sandler O'Neill, delivered to the board its oral opinion, which was subsequently confirmed in writing, that, as of such date, subject to procedures followed, assumptions made, matters considered and qualifications and limitations described in Sandler O'Neill's opinion, the merger consideration was fair to the holders of Square 1 common stock from a financial point of view.

        The full text of Sandler O'Neill's opinion is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O'Neill in rendering its opinion. Holders of Square 1 common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

        Sandler O'Neill's opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to Sandler O'Neill as of, that date. The opinion was directed to the board of directors of Square 1 and is directed only to the fairness of the merger consideration to the holders of Square 1 common stock from a financial point of view. It does not address the underlying business decision of Square 1 to engage in the merger or any other aspect of the merger and is not a recommendation to any holder of Square 1 common stock as to how such stockholder should vote at the special meeting with respect to the merger or any other matter. Sandler O'Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Square 1's officers, directors or employees, or class of such persons, relative to the per share consideration to be received by Square 1 stockholders.

        For further information, please see the section entitled "The Merger—Opinion of Square 1's Financial Advisor."

Square 1 Special Meeting (page 32)

        The special meeting will be held at [    ], local time, on [    ], 2015, at [    ], located at [    ]. At the special meeting, holders of Square 1 Class A common stock will be asked to approve the merger proposal and the adjournment proposal and to act upon other business as may properly come before the special meeting or any adjournment or postponement thereof by or at the direction of the Square 1 board of directors.

        The Square 1 board of directors has fixed the close of business on [    ], 2015 as the record date for determining the holders of Square 1 Class A common stock entitled to receive notice of and to vote at the special meeting. As of the close of business on the record date, there were [    ] shares of Square 1 Class A common stock outstanding and entitled to vote at the special meeting held by [    ] holders of record. Each share of Square 1 Class A common stock entitles the holder to one vote on each proposal to be considered at the special meeting. As of the close of business on the record date, directors and executive officers of Square 1 and their affiliates owned and were entitled to vote [    ] shares of Square 1 Class A common stock, representing approximately [    ]% of the shares of Square 1 Class A

common stock outstanding on that date. Certain stockholders of Square 1 have entered into voting agreements with PacWest, pursuant to which they have agreed, solely in their capacity as stockholders of Square 1, to vote all of their shares of Square 1 Class A common stock "FOR" the merger proposal and any other matter required to be approved by the stockholders of Square 1 to facilitate the transactions contemplated by the merger agreement. As of the close of business on the record date, these stockholders beneficially owned, in the aggregate, [    ] shares of Square 1 Class A common stock, allowing them to exercise approximately [    ]% of the voting power of Square 1 common stock. As of close of business on the record date, PacWest beneficially held no shares of Square 1 common stock.

        Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of Square 1 Class A common stock entitled to vote on such proposal. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast at the special meeting.

Square 1's Directors and Executive Officers Have Certain Interests in the Merger (page 61)

        In considering the recommendation of the Square 1 board of directors with respect to the merger, Square 1 Class A common stockholders should be aware that the executive officers and directors of Square 1 have certain interests in the merger that may be different from, or in addition to, the interests of Square 1 stockholders generally. The Square 1 board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and making its recommendation that Square 1 Class A common stockholders vote to approve the Square 1 merger proposal. These interests include:

  •
  outstanding Square 1 stock options and RSUs (including those held by the directors and executive officers) will vest upon consummation of the merger and be settled in cash based on the approximate value of the merger consideration (less, in the case of stock options, the applicable exercise price);

  •
  letter agreements between PacWest and each of Douglas Bowers, Samir Bhaumik, Diane Earle, Judith Erwin and Frank Tower provide for certain retention awards and other benefits upon consummation of the merger;

  •
  employment agreements between Square 1 and each of Jason Kranack, Patrick Oakes and Gregory Thompson provide for severance benefits upon certain qualifying terminations of employment following the consummation of the merger;

  •
  any employee of Square 1 (including executive officers) who experiences a severance qualifying termination of employment following consummation of the merger will be eligible for an annual bonus for 2015, provided that in the event the termination date occurs during 2015, such bonus will be prorated for the portion of 2015 that elapsed prior to the date of termination; and

  •
  Square 1's directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

        For a more complete description of these interests, see "The Merger—Interests of Square 1 Directors and Executive Officers in the Merger."

Treatment of Square 1 Stock Options and Square 1 RSUs (page 39)

        Square 1 Stock Options.    At the effective time, each outstanding Square 1 stock option, whether vested or unvested, will be cancelled and will entitle the holder of such option to receive an amount in cash equal to the product of (i) the total number of shares of Square 1 common stock subject to such option and (ii) the excess, if any, of (A) the product of (1) the PacWest Average Closing Price and

(2) 0.5997 over (B) the exercise price per share of Square 1 common stock underlying such option, less any applicable taxes to be withheld with respect to such payment.

        Square 1 RSUs.    At the effective time, each outstanding Square 1 RSU will be cancelled and will entitle the holder to receive an amount in cash equal to the product of (i) the number of shares of Square 1 common stock subject to such Square 1 RSU and (ii) the product of (A) the PacWest Average Closing Price and (B) 0.5997, less any applicable taxes to be withheld with respect to such payment.

Treatment of Square 1 Warrants (page 40)

        At the effective time, each warrant to purchase shares of Square 1 common stock held by specified individuals to the extent then outstanding and not previously exercised will be cancelled and will only entitle the holder thereof to receive, as soon as reasonably practicable after the effective time, an amount in cash equal to the product of (i) the total number of shares of Square 1 common stock subject to such warrants and (ii) the excess, if any, of (A) the product of (1) the PacWest Average Closing Price and (2) 0.5997 over (B) the exercise price per share of Square 1 common stock under such warrants, less any applicable taxes required to be withheld with respect to such payment. As of the date of this document, there were outstanding warrants to purchase [    ] shares of Square 1 common stock. All such warrants expire, if not previously exercised, on July 11, 2015.

Board of Directors and Officers of PacWest After the Merger (page 61)

        On or prior to the effective time, the PacWest board of directors will increase the number of directors constituting the PacWest board of directors by one and fill such vacancy by a current director of Square 1 selected by Square 1 and reasonably acceptable to PacWest to be effective immediately following the effective time. The officers of PacWest immediately prior to the effective time will be the officers of the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified.

Regulatory Approvals Required for the Merger (page 66)

        Completion of the merger and the bank merger are subject to various regulatory approvals, including approvals from the Federal Reserve Board, the FDIC, the CDBO and the CBNC. Notifications and/or applications requesting approval for the merger or for the bank merger may also be submitted to other federal and state regulatory authorities and self-regulatory organizations. The parties have filed notices and applications to obtain the necessary regulatory approvals of the Federal Reserve Board, the FDIC, the CDBO and the CBNC. Although the parties currently believe they should be able to obtain all required regulatory approvals in a timely manner, they cannot be certain when or if they will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to or have a material adverse effect on PacWest after the completion of the merger. The regulatory approvals to which completion of the merger and bank merger are subject are described in more detail under the section entitled "The Merger—Regulatory Approvals Required for the Merger."

Conditions to the Merger (page 84)

        The obligations of PacWest and Square 1 to complete the merger are each subject to the satisfaction or waiver of the following conditions:

  •
  approval of the merger proposal by the Square 1 stockholders;

  •
  no governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger, the bank merger or the other transactions contemplated by the merger agreement; and

  •
  the S-4 registration statement, of which this document is a part, having become effective under the Securities Act of 1933, as amended, referred to as the Securities Act, no stop order suspending the effectiveness of the S-4 registration statement having been issued, and no proceedings for that purpose having been initiated or been threatened, by the SEC.

        In addition, the obligation of Square 1 to complete the merger is subject to the satisfaction or waiver of the following conditions:

  •
  the accuracy of the representations and warranties of PacWest set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger as though made at and as of the closing date (except that representations and warranties that by their terms speak as of the date of the merger agreement or some other date need only be true and correct as of such date), and Square 1's receipt of a certificate signed on behalf of PacWest by an executive officer of PacWest, dated as of the closing date, to such effect;

  •
  performance by PacWest in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the effective time, and receipt by Square 1 of a certificate signed by an executive officer of PacWest, dated as of the closing date, to such effect;

  •
  receipt by Square 1 of the opinion of its counsel, dated the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

  •
  all consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time by either party or any of its respective subsidiaries from the Federal Reserve Board, the FDIC, the CDBO and the CBNC which are necessary to consummate the merger and the bank merger, and any other consents, registrations, approvals, permits and authorizations from or with any governmental authority the failure of which to be obtained is reasonably likely to have, individually or in the aggregate, a material adverse effect on Square 1 or PacWest (measured on a scale relative to Square 1), having been made or obtained (as the case may be) and remaining in full force and effect and all statutory waiting periods in respect thereof having expired; and

  •
  since March 1, 2015, no event having occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or is reasonably likely to have a material adverse effect with respect to PacWest.

        PacWest's obligation to complete the merger is also subject to the satisfaction or waiver of the following conditions:

  •
  the accuracy of the representations and warranties of Square 1 set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger as though made at and as of the closing date (except that representations and warranties that by their terms speak as of the date of the merger agreement or some other date need only be true and correct as of such date) and PacWest's receipt of a certificate signed on behalf of Square 1 by an executive officer of Square 1, dated as of the closing date, to such effect;

  •
  performance by Square 1 in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the effective time, and receipt by PacWest of a certificate signed by an executive officer of Square 1, dated as of the closing date, to such effect;

  •
  all consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time by either party or any of its respective subsidiaries from the Federal Reserve Board, the FDIC, the CDBO and the CBNC which are necessary to consummate the merger and the bank merger, all consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time from any governmental authority that are required for the operation of Square 1's trust business and any other consents, registrations, approvals, permits and authorizations from or with any governmental authority the failure of which to be obtained is reasonably likely to have, individually or in the aggregate, a material adverse effect on Square 1 or PacWest (measured on a scale relative to Square 1), having been made or obtained (as the case may be) and remaining in full force and effect and all statutory waiting periods in respect thereof having expired, and none of such consents, registrations, approvals, permits and authorizations containing any materially burdensome regulatory condition;

  •
  as of the last business day of the month reflected in the closing financial statements, the adjusted Square 1 stockholders' equity (defined below) will not be less than $302,704,000 as determined in accordance with GAAP; "adjusted Square 1 stockholders' equity" means the consolidated equity of Square 1 as set forth in the closing financial statements, minus any unrealized gains or plus any unrealized losses in Square 1's securities portfolio due to mark-to-market adjustments as of the last business day of the month reflected in the closing financial statements, and adding the sum of (i) all amounts paid or accrued in connection with certain actions taken to conform certain policies and practices to those of PacWest to the extent that such actions were not necessary to bring Square 1 into conformity with GAAP or any applicable law of any governmental authority, (ii) all fees and expenses of all attorneys, accountants, investment bankers and other advisors and agents for Square 1 for services rendered solely in connection with the transactions contemplated by the merger agreement paid by Square 1 prior to the effective time and which do not exceed in the aggregate $11,000,000 (exclusive of reasonable costs incurred or advanced by such advisors) and (iii) any amounts payable by Square 1 in connection with the cancellation of Square 1's equity awards pursuant to the merger agreement, and any costs associated with the termination of employee benefit plans or programs (inclusive of any severance compensation paid or to be paid as provided in the merger agreement) or any retention bonuses paid in accordance with the merger agreement, and any costs incurred in connection with the termination of Square 1's contracts pursuant to the merger agreement;

  •
  receipt by PacWest of the opinion of its counsel, dated the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

  •
  since March 1, 2015, no event having occurred or circumstance arisen that, individually or taken together with all other facts, has had or is reasonably likely to have a material adverse effect with respect to Square 1; and

  •
  receipt by PacWest of a certificate certifying that interests in Square 1 are not U.S. real property interests under the Internal Revenue Code.

No Solicitation (page 82)

        Under the terms of the merger agreement, Square 1 has agreed not to initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to, or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to, any acquisition proposal. Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances, in response to an unsolicited bona fide written acquisition proposal from a third party, if the Square 1 board of directors determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would reasonably be expected to violate the Square 1 directors' fiduciary duties under applicable law, Square 1 may (i) execute a confidentiality agreement with such third party to provide confidential information or (ii) engage in discussions or negotiations with such third party. The merger agreement also provides that, under specified circumstances, in response to an unsolicited bona fide written acquisition proposal if the Square 1 board of directors determines in good faith (i) after consultation with its financial advisors, that such proposal is a superior proposal and (ii) after consultation with outside legal counsel, that the failure to change its recommendation to the Square 1 stockholders to adopt the merger agreement would result in a violation of the Square 1 board of directors' fiduciary duties under applicable law, the Square 1 board of directors may change its recommendation to the Square 1 stockholders that the Square 1 stockholders adopt the merger agreement.

Termination of the Merger Agreement (page 86)

        PacWest and Square 1 may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Square 1 stockholders have adopted the merger agreement.

        The merger agreement may also be terminated and the merger may be abandoned:

  •
  at any time prior to the effective time, whether before or after the Square 1 stockholder approval, by action of the board of directors of either party, in the event that the merger is not consummated by March 31, 2016, except to the extent that the failure of the merger to be consummated results from the knowing action or inaction of the party seeking to terminate, which action or inaction is in violation of its obligations under the merger agreement;

  •
  at any time prior to the effective time, whether before or after the Square 1 stockholder approval, by action of the board of directors of either party if:

  •
  the approval of any governmental authority required for consummation of the merger, the bank merger or the other transactions contemplated by the merger agreement has been denied by final and nonappealable action of such governmental authority, or an application therefor has been permanently withdrawn by mutual agreement of the parties at the request or suggestion of a governmental authority; or

  •
  the Square 1 stockholder approval is not obtained at the duly convened special meeting;

  •
  at any time prior to the effective time, whether before or after the Square 1 stockholder approval, by action of either party's board if there has been a breach of any representation, warranty, covenant or agreement made by the other party, such that if continuing on the closing date of the merger, the condition as to the accuracy of the representations and warranties or the compliance with covenants by the other party would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the terminating party (or such shorter period as remaining prior to March 31, 2016); provided, that the terminating party is not then in material breach of any representation, warranty, covenant or agreement;

  •
  by action of PacWest's board of directors at any time prior to the Square 1 stockholder approval, in the event:

  •
  Square 1 has breached in any material respect the prohibitions in the merger agreement relating to acquisition proposals;

  •
  the Square 1 board of directors has effected a change of recommendation;

    •
    at any time after the end of 15 business days following receipt of an acquisition proposal, the Square 1 board of directors has failed to reaffirm its recommendation that Square 1 stockholders adopt the merger agreement as promptly as practicable (but in any event within five business days) after receipt of any written request to do so by PacWest; or

    •
    a tender offer or exchange offer for outstanding shares of Square 1 common stock has been publicly disclosed (other than by PacWest or an affiliate of PacWest) and the Square 1 board of directors recommends that Square 1 stockholders tender their shares in such tender or exchange offer or, within 10 business days after the commencement of such tender or exchange offer, the Square 1 board of directors fails to recommend unequivocally against acceptance of such offer.

        For more information, please see the section entitled "The Merger Agreement—Termination of the Merger Agreement."

Termination Fee (page 87)

        Square 1 must pay PacWest a termination fee of $32.5 million in the following circumstances:

  •
  PacWest terminates the merger agreement because: (i) Square 1 has breached in any material respect its obligations relating to acquisition proposals under the merger agreement, (ii) the Square 1 board of directors has changed its recommendation, (iii) any time after the end of 15 business days following receipt of an acquisition proposal, the Square 1 board of directors has failed to reaffirm its recommendation after receipt of a written request from PacWest, or (iv) a tender offer or exchange offer for outstanding shares of Square 1 common stock has been publicly disclosed and the Square 1 board of directors recommends that the Square 1 stockholders tender their shares or, within ten business days after the commencement of such tender or exchange offer, the Square 1 board of directors fails to recommend unequivocally against acceptance of such an offer; or

  •
  (1) (a) an acquisition proposal has been made to Square 1 or its stockholders generally or (b) any person has publicly announced an intention to make an acquisition proposal with respect to Square 1, (2) thereafter the merger agreement is terminated by either party because (a) the merger was not consummated on or before March 31, 2016 and the Square 1 stockholder approval has not been obtained or (b) the Square 1 stockholder approval was not obtained at the special meeting, and (3) within 12 months after the termination of the merger agreement, Square 1 enters into a definitive agreement with respect to or consummates certain acquisition proposals.

Voting Agreements (page 87)

        Patriot Financial Partners, L.P., Castle Creek Capital Partners IV, L.P., Endicott Opportunity Partners III, L.P. and Northaven Management, Inc. (and certain affiliates thereof), in their capacities as stockholders of Square 1, have separately entered into voting agreements with PacWest in which they have agreed to vote all shares of Square 1 common stock that they own and have the power to vote in favor of the merger proposal and any other matter that is required to be approved by the stockholders of Square 1 to facilitate the transactions contemplated by the merger agreement. These stockholders also agreed to vote against any proposal made in opposition to adoption of the merger agreement or in competition with the merger agreement and against any acquisition proposal. As of the close of business on the record date, these stockholders beneficially owned, in the aggregate, [    ] shares of Square 1 Class A common stock, allowing them to exercise approximately [    ]% of the voting power of Square 1 common stock (which does not include shares issuable upon the exercise of stock options that were not outstanding as of the close of business on the record date).

        The voting agreements terminate in certain circumstances, including in the event that the merger agreement is terminated in accordance with its terms.

        For more information, please see the section entitled "The Merger Agreement—Voting Agreements."

Material U.S. Federal Income Tax Consequences of the Merger (page 89)

        The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Assuming the merger qualifies as a reorganization, a stockholder of Square 1 generally will not recognize any gain or loss upon receipt of PacWest common stock in exchange for Square 1 common stock in the merger (except for any gain or loss that may result from the receipt of cash in lieu of fractional shares of PacWest common stock that the stockholder of Square 1 would otherwise be entitled to receive). It is a condition to the completion of the merger that PacWest and Square 1 receive written opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

        Tax matters are complicated and the tax consequences of the merger to each Square 1 stockholder may depend on such stockholder's particular facts and circumstances. Square 1 stockholders are urged to consult their tax advisors to understand fully the tax consequences to them of the merger. For more information, please see the section entitled "Material U.S. Federal Income Tax Consequences of the Merger."

Litigation Related to the Merger (page 88)

        One putative stockholder class action lawsuit, referred to as the merger litigation, has been filed in connection with the merger agreement. This action, Manganaro v. Burke et al., Case No. 10817-VCL, was filed on March 20, 2015 in the Court of Chancery of the State of Delaware.

        The complaint in the merger litigation alleges that the members of the Square 1 board of directors breached their fiduciary duties to Square 1 stockholders by approving the proposed merger for inadequate consideration; approving the transaction in order to obtain benefits not equally shared by other Square 1 stockholders; entering into the merger agreement containing preclusive deal protection devices; and failing to take steps to maximize the value to be paid to the Square 1 stockholders. The complaint also alleges claims against PacWest for aiding and abetting these alleged breaches of fiduciary duties. The plaintiff in this action seeks, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duties, injunctive relief prohibiting consummation of the merger, rescission, imposition of a constructive trust in favor of the putative class upon benefits received by defendants as a result of their alleged wrongful conduct, attorneys' fees and costs, and other and further relief. At this stage, it is not possible to predict the outcome of the proceedings or their impact on Square 1, PacWest or the merger.

Comparison of Stockholders' Rights (page 92)

        The rights of Square 1 stockholders who continue as PacWest stockholders after the merger will be governed by the certificate of incorporation and bylaws of PacWest rather than by the certificate of incorporation and bylaws of Square 1. For more information, please see the section entitled "Comparison of Stockholders' Rights."

The Parties (page 37)

PacWest Bancorp
10250 Constellation Blvd., Suite 1640
Los Angeles, California 90067
Phone: (310) 286-1144

        PacWest Bancorp, a Delaware corporation, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. PacWest's principal business is to serve as the holding company for PacWest's wholly owned subsidiary, Pacific Western Bank. Pacific Western Bank is focused on relationship-based business banking to small and middle-market businesses nationwide. PacWest offers a broad range of deposit products and services through 80 full-service branches located throughout California. PacWest, through offices across the United States, provides loans to middle-market businesses, real estate investment firms, and sophisticated individual real estate investors.

        As of December 31, 2014, PacWest had total assets of over $16 billion, gross loans and leases of $11.9 billion, total deposits of $11.8 billion and stockholders' equity of $3.5 billion. PacWest's corporate headquarters is located in Los Angeles, California, and PacWest has 80 full-service, retail bank branches located primarily in southern and central California and three branches in northern California. PacWest's loan origination efforts are conducted nationwide with key offices located in Chevy Chase, Maryland, Southern California, including Los Angeles, St. Louis, Missouri, Denver, Colorado, Chicago, Illinois, New York, New York, and Midvale, Utah. PacWest also maintains a number of smaller lending offices throughout the country. For the year ended December 31, 2014, PacWest operated as two business segments: Community Banking and National Lending. The Community Banking segment is focused on the lending and deposit gathering activities conducted primarily through PacWest's California-based branch offices and PacWest's treasury management function. The National Lending segment comprises PacWest's CapitalSource Division through which PacWest offers a broad range of specialized senior secured commercial loan products to small and middle-market businesses on a nationwide basis.

Square 1 Financial, Inc.
406 Blackwell Street, Suite 240
Durham, North Carolina 27701
Phone: (866) 355-0468

        Square 1 is a financial services company focused primarily on serving entrepreneurs and their investors. Square 1 is headquartered in Durham, North Carolina with thirteen loan production offices located in key innovation hubs across the United States. Through Square 1's banking subsidiary, Square 1 Bank, which was formed by experienced venture bankers, commercial bankers and entrepreneurs, Square 1 offers a full range of banking and financial products focused on the entrepreneurial community and their venture capital and private equity investors. Since inception, Square 1 has operated as a highly-focused venture bank and has provided a broad range of financial services to entrepreneurs, growing entrepreneurial companies and the venture capital and private equity communities. Square 1 provides banking services to its clients, including venture, commercial and international banking services, asset-based lending programs, and SBA and USDA commercial and real estate loan programs. Square 1 also provides investment advisory and asset management services to its clients through Square 1 Asset Management, a subsidiary of Square 1 Bank.

        As of December 31, 2014, Square 1 had consolidated total assets of $3.1 billion, total loans and leases of $1.3 billion, investment securities of $1.6 billion, deposits of $2.8 billion and stockholders' equity of $302.7 million. Square 1 had 258 full-time equivalent employees as of December 31, 2014.

Risk Factors (page 24)

        Before voting at the special meeting, you should carefully consider all of the information contained in or incorporated by reference into this document, including the risk factors set forth in the section entitled "Risk Factors" or described in PacWest's and Square 1's respective Annual Reports on Form 10-K for the year ended on December 31, 2014 and other reports filed with the SEC, which are incorporated by reference into this document. Please see "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR PACWEST

        The following table summarizes consolidated financial results of PacWest for the periods and at the dates indicated and should be read in conjunction with PacWest's consolidated financial statements and the notes to the consolidated financial statements contained in reports that PacWest has previously filed with the SEC. Historical financial information for PacWest can be found in its Annual Report on Form 10-K for the year ended December 31, 2014. Please see the section entitled "Where You Can Find More Information" for instructions on how to obtain the information that has been incorporated by reference. You should not assume the results of operations for past years indicate results for any future period.

	At or For the Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands, except per share amounts and percentages)
Results of Operations(1):
Interest income	$704,775	$309,914	$296,115	$295,284	$290,284
Interest expense	(42,398)	(12,201)	(19,648)	(32,643)	(40,957)

Net interest income	662,377	297,713	276,467	262,641	249,327

Total (provision) negative provision for credit losses(2)	(11,499)	4,210	12,819	(26,570)	(212,492)

Gain on securities	4,841	5,359	1,239	—	—
FDIC loss sharing (expense) income, net	(31,730)	(26,172)	(10,070)	7,776	22,784
Other noninterest income	69,076	25,057	24,703	23,650	20,454

Total noninterest income	42,187	4,244	15,872	31,426	43,238

Foreclosed assets (expense) income, net	(5,401)	1,503	(10,931)	(10,676)	(14,770)
Acquisition, integration and reorganization costs	(101,016)	(40,812)	(4,089)	(600)	(732)
Debt termination expense	—	—	(22,598)	—	(2,660)
Other noninterest expense	(302,327)	(191,378)	(174,044)	(168,717)	(170,641)

Total noninterest expense	(408,744)	(230,687)	(211,662)	(179,993)	(188,803)

Earnings (loss) from continuing operations before income tax (expense) benefit	284,321	75,480	93,496	87,504	(108,730)
Income tax (expense) benefit	(113,853)	(30,003)	(36,695)	(36,800)	46,714

Net earnings (loss) from continuing operations	170,468	45,477	56,801	50,704	(62,016)

Loss from discontinued operations before income tax benefit	(2,677)	(620)	—	—	—
Income tax benefit	1,114	258	—	—	—

Net loss from discontinued operations	(1,563)	(362)	—	—	—

Net earnings (loss)	$168,905	$45,115	$56,801	$50,704	$(62,016)

Per Common Share Data:
Basic and diluted earnings (loss) per share (EPS):
Net earnings (loss) from continuing operations	$1.94	$1.09	$1.54	$1.37	$(1.77)
Net earnings (loss)	$1.92	$1.08	$1.54	$1.37	$(1.77)
Dividends declared during year	$1.25	$1.00	$0.79	$0.21	$0.04
Book value per share(3)	$34.04	$17.66	$15.74	$14.66	$13.06
Shares outstanding at year-end(3)	103,022	45,823	37,421	37,254	36,672
Average shares outstanding for basic and diluted EPS	86,853	40,823	35,685	35,491	35,108

	At or For the Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands, except per share amounts and percentages)
Balance Sheet Data:
Total assets	$16,234,800	$6,533,363	$5,463,658	$5,528,237	$5,529,021
Cash and cash equivalents	313,226	147,422	164,404	295,617	108,552
Investment securities	1,607,786	1,522,684	1,392,511	1,372,464	929,056
Non-purchased credit impaired (Non-PCI) loans and leases	11,613,832	3,930,539	3,074,947	2,841,071	3,196,881
Allowance for credit losses, Non-PCI loans and leases	76,767	67,816	72,119	93,783	104,328
Purchased credit impaired (PCI) loans	290,852	382,796	517,885	705,332	910,394
FDIC loss sharing asset	18,734	45,524	57,475	95,187	116,352
Goodwill	1,720,479	208,743	79,866	39,141	47,301
Core deposit and customer relationship intangibles	17,204	17,248	14,723	17,415	25,843
Deposits	11,755,128	5,280,987	4,709,121	4,577,453	4,649,698
Borrowings	383,402	113,726	12,591	225,000	225,000
Subordinated debentures	433,583	132,645	108,250	129,271	129,572
Stockholders' equity	3,506,425	809,093	589,121	546,203	478,797
Performance Ratios:
Return on average assets	1.27%	0.74%	1.04%	0.92%	(1.14)%
Return on average equity	6.11%	6.28%	10.01%	9.92%	(12.56)%
Net interest margin	5.95%	5.37%	5.52%	5.26%	5.02%
Efficiency ratio	58.01%	76.40%	72.40%	61.21%	64.53%
Stockholders' equity to total assets ratio	21.60%	12.38%	10.78%	9.88%	8.66%
Average equity to average assets	20.74%	11.75%	10.36%	9.32%	9.10%
Dividend payout ratio(4)	67.66%	90.89%	50.68%	15.04%	NM
Tier 1 leverage capital ratio(5)	12.34%	11.22%	10.53%	10.42%	8.54%
Tier 1 risk-based capital ratio(5)	13.16%	15.12%	15.17%	15.97%	12.68%
Total risk-based capital ratio(5)	16.07%	16.38%	16.43%	17.25%	13.96%
Non-PCI Credit Quality Metrics:
Non-PCI nonaccrual loans and leases	$83,621	$46,774	$41,762	$61,619	$95,509
Foreclosed assets	43,721	55,891	56,414	81,918	81,414
Total nonperforming assets	$127,342	$102,665	$98,176	$143,537	$176,923
Non-PCI nonaccrual loans to Non-PCI loans and leases	0.91%	1.19%	1.36%	2.17%	2.99%
Nonperforming assets to Non-PCI loans and leases and foreclosed assets	1.28%	2.58%	3.14%	4.91%	5.40%
Allowance for credit losses to Non-PCI nonaccrual loans and leases	91.80%	144.99%	172.69%	152.20%	109.20%
Allowance for credit losses to Non-PCI loans and leases	0.66%	1.73%	2.35%	3.30%	3.26%
Net charge-offs to average Non-PCI loans and leases(2)	0.02%	0.12%	0.33%	0.80%	5.88%

(1)
Operating results of acquired companies are included from the respective acquisition dates.

(2)
During 2010, the Bank executed two sales of adversely classified loans totaling $398.5 million that included $128.1 million in nonaccrual loans. The sales resulted in $144.6 million of charge-offs to the allowance for credit losses.

(3)
Includes 1,108,505 shares, 1,216,524 shares, 1,698,281 shares, 1,675,730 shares, and 1,230,582 shares of unvested restricted stock outstanding at December 31, 2014, 2013, 2012, 2011, and 2010.

(4)
Not meaningful for 2010.

(5)
Capital ratios presented are for PacWest as a consolidated company.

 SELECTED HISTORICAL CONSOLIDATED
FINANCIAL DATA FOR SQUARE 1

        The following table summarizes consolidated financial results of Square 1 for the periods and at the dates indicated and should be read in conjunction with Square 1's consolidated financial statements and the notes to the consolidated financial statements contained in reports that Square 1 has previously filed with the SEC. Historical financial information for Square 1 can be found in its Annual Report on Form 10-K for the year ended December 31, 2014. Please see the section entitled "Where You Can Find More Information" for instructions on how to obtain the information that has been incorporated by reference.

	Years Ended December 31,
(Dollars in thousands)	2014	2013	2012	2011	2010
Financial Condition Data:
Total assets	$3,094,866	$2,326,427	$1,803,281	$1,648,287	$1,583,871
Cash and cash equivalents	86,921	105,730	48,971	194,240	201,279
Investment securities—available-for-sale	1,294,533	924,229	776,160	679,553	820,048
Investment securities—held-to-maturity	300,425	154,255	67,022	28,817	16,964
Loans, net of unearned income(1)	1,346,449	1,082,536	863,081	710,904	490,636
Off-balance sheet unfunded loan commitments	1,232,078	977,262	741,232	714,185	576,632
Deposits	2,776,552	2,106,727	1,519,329	1,508,829	1,461,913
Off-balance sheet client investment funds	1,436,633	557,883	377,932	458,464	263,325
Borrowings	—	6,207	96,204	6,193	6,183
Repurchase agreements	—	12,737	—	—	928
Operating Data:
Interest income	$104,581	$77,662	$67,676	$60,827	$52,854
Interest expense	807	1,328	1,142	1,502	1,880
Net interest income	103,774	76,334	66,534	59,325	50,974
Provision for loan losses	12,614	13,300	9,371	7,300	5,050
Net interest income after provision for loan losses	91,160	63,034	57,163	52,025	45,924
Noninterest income (expense)	25,217	25,308	15,560	6,857	(22,724)
Noninterest expense	66,551	55,921	51,148	49,163	43,091
Income (loss) before income tax expense	49,826	32,421	21,575	9,719	(19,892)
Income tax expense (benefit)	15,643	10,038	7,203	4,372	(7,271)
Preferred stock dividends and discount accretion	63	250	250	250	250
Net income (loss) available to common stockholders	34,120	22,133	14,122	5,097	(12,871)

(1)
Net of unearned income of $7.9 million, $4.5 million, $4.0 million, $4.1 million, and $2.1 million at December 31, 2014, 2013, 2012, 2011 and 2010, respectively. Unearned loan fees, the discount on SBA loans and the unearned initial warrant value are included in unearned income.

	Years Ended December 31,
	2014	2013	2012	2011	2010
Performance Ratios:
Return on average assets	1.25%	1.06%	0.83%	0.33%	(1.01)%
Return on average common equity	12.88	12.44	10.11	4.59	(14.00)
Net interest margin(1)	4.06	3.91	4.14	4.02	4.22
Average equity to average assets	9.77	8.75	8.48	7.52	7.58
Capital Ratios (consolidated):
Tier 1 leverage capital	9.71	8.34	9.53	8.69	8.88
Tier 1 risk-based capital	13.84	11.38	13.49	13.03	15.59
Total risk-based capital	14.96	12.46	14.57	14.13	16.72
Total shareholders' equity to assets	9.78	8.13	9.80	7.55	6.76
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.70	1.70	1.60	1.64	1.87
Allowance for loan losses as a percent of nonperforming loans	132.87	127.05	95.25	164.69	166.47
Net charge-offs to average outstanding loans (annualized)	0.68	0.95	0.95	0.79	1.14
Nonperforming loans as a percent of total loans	1.28	1.34	1.68	0.99	1.13
Nonperforming assets as a percent of total assets	0.56	0.63	0.81	0.50	0.55
Per Share Data:
Net income (loss) per basic common share	$1.25	$0.94	$0.67	$0.25	$(0.78)
Net income (loss) per diluted common share	$1.18	$0.93	$0.67	$0.25	$(0.78)
Book value per common share	$10.48	$7.80	$7.31	$5.94	$5.08
Weighted average common shares outstanding-basic	27,401,132	23,508,254	20,925,764	20,093,977	16,455,993
Weighted average common shares outstanding-diluted	29,100,814	23,859,448	21,136,770	20,200,227	16,514,246

(1)
Represents net interest income as a percent of average interest-earning assets.

 COMPARATIVE PER SHARE DATA

        The following table shows per common share data regarding basic and diluted earnings, cash dividends and book value for (a) PacWest and Square 1 on a historical basis, (b) PacWest and Square 1 on a pro forma combined basis, and (c) Square 1 on a pro forma equivalent basis. The pro forma basic and diluted earnings per share information was computed as if the merger, as well as PacWest's merger with CapitalSource Inc., which occurred on April 7, 2014, had been completed on January 1, 2014. The pro forma book value per share information was computed as if the merger had been completed on December 31, 2014.

        The following pro forma information has been derived from and should be read in conjunction with PacWest's and Square 1's audited consolidated financial statements for the year ended December 31, 2014 incorporated herein by reference. This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

	Unaudited Comparative Per Common Share Data
	PacWest(1)	Square 1	PacWest Pro Forma Combined	Square 1 Pro Forma Equivalent Per Share(2)
Basic Earnings
Year ended December 31, 2014	$1.92	$1.25	$2.40	$1.44
Diluted Earnings
Year ended December 31, 2014	$1.92	$1.18	$2.40	$1.44
Cash Dividends Paid(3)
Year ended December 31, 2014	$1.25	$—	$1.25	$0.75
Book Value
December 31, 2014	$34.04	$10.48	$35.92	$21.54

(1)
Basic earnings and diluting earning for PacWest reflect the results of CapitalSource Inc. only from April 7, 2014.

(2)
Computed by multiplying the PacWest pro forma combined amounts by the exchange ratio of 0.5997.

(3)
PacWest pro forma combined cash dividends paid are based only upon PacWest's historical amounts.

 COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

        The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share, and the dividend paid per share, of PacWest common stock, which trades on NASDAQ under the symbol "PACW," and Square 1 common stock, which trades on NASDAQ under the symbol "SQBK."

	PacWest Common Stock				Square 1 Common Stock
	High		Low	Dividend	High			Low			Dividend
2013
First quarter		$29.20	$24.96	$0.25	$	N/A		$	N/A		$	N/A
Second quarter		$31.02	$25.81	$0.25	$	N/A		$	N/A		$	N/A
Third quarter		$36.31	$30.58	$0.25	$	N/A		$	N/A		$	N/A
Fourth quarter		$42.96	$34.14	$0.25	$	N/A		$	N/A		$	N/A
2014
First quarter		$46.08	$37.70	$0.25		$20.70	(1)		$19.53	(1)		$0.00
Second quarter		$47.37	$38.04	$0.25		$20.50			$16.94			$0.00
Third quarter		$44.80	$39.50	$0.25		$19.95			$17.85			$0.00
Fourth quarter		$48.03	$37.63	$0.50		$26.53			$16.92			$0.00
2015
First Quarter		$47.47	$41.18	$0.50		$28.75			$21.43			$0.00
Second Quarter (through [ ], 2015)	$	[ ]	[ ]	[ ]		[ ]			[ ]			[ ]

(1)
Stock prices for Square 1 common stock are available starting on March 27, 2014.

        The following table sets forth the closing sale prices per share of PacWest common stock and Square 1 common stock on February 27, 2015, the last trading day before the public announcement of the signing of the merger agreement, and on [                    ], 2015, the latest practicable date before the date of this document. The following table also includes the equivalent market value per share of Square 1 common stock on February 27, 2015 and [                    ], 2015 determined by multiplying the share price of PacWest common stock on such dates by the exchange ratio of 0.5997.

	PacWest Common Stock		Square 1 Common Stock		Equivalent Market Value per Share of Square 1 Common Stock
February 27, 2015		$45.84		$27.68		$27.49
[ ], 2015	$	[ ]	$	[ ]	$	[ ]

RISK FACTORS

        In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption entitled "Cautionary Statement Regarding Forward-Looking Statements," Square 1 stockholders should carefully consider the following factors in deciding whether to vote for Square 1's proposals. Please see the sections entitled "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

Because the market price of PacWest common stock will fluctuate, the value of the merger consideration to be received by Square 1 stockholders may change.

        Upon completion of the merger, each outstanding share of Square 1 common stock, excluding certain specified shares, will be converted into the right to receive 0.5997 of a share of PacWest common stock pursuant to the terms of the merger agreement. The closing price of PacWest common stock on the date that the merger is completed may vary from the closing price of PacWest common stock on the date PacWest and Square 1 announced the merger, on the date that this document is being mailed to the Square 1 stockholders, and on the date of the special meeting of Square 1 stockholders. Because the merger consideration is determined by a fixed exchange ratio, at the time of the special meeting, Square 1 stockholders will not know or be able to calculate the value of the PacWest common stock they will receive upon completion of the merger. Any change in the market price of PacWest common stock prior to completion of the merger may affect the value of the merger consideration that Square 1 stockholders will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Square 1's and PacWest's respective businesses, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of PacWest and Square 1. Square 1 stockholders should obtain current market quotations for shares of PacWest common stock before voting their shares at the special meeting.

Square 1 stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

        Square 1 stockholders currently have the right to vote in the election of the Square 1 board of directors and on other matters affecting Square 1. Upon the completion of the merger, each Square 1 stockholder will be a stockholder of PacWest with a percentage ownership of PacWest that is smaller than such stockholder's current percentage ownership of Square 1. It is currently expected that the former stockholders of Square 1 as a group will receive shares in the merger constituting approximately [            ]% of the outstanding shares of PacWest's common stock immediately after the merger. Because of this, Square 1 stockholders will have less influence on the management and policies of PacWest than they now have on the management and policies of Square 1.

Sales of substantial amounts of PacWest's common stock in the open market by former Square 1 stockholders could depress PacWest's stock price.

        Shares of PacWest common stock that are issued to stockholders of Square 1 in the merger will be freely tradable without restrictions or further registration under the Securities Act. As of the close of business on the record date, PacWest had approximately [            ] shares of common stock outstanding and [            ] shares of PacWest common stock were reserved for issuance under the PacWest stock plan. Based on the shares of Square 1 common stock currently outstanding, PacWest currently expects to issue approximately [            ] shares of its common stock in connection with the merger.

        Because of the significantly enhanced liquidity of PacWest common stock as compared to Square 1 common stock on account of the greater public float and trading volume of PacWest common stock relative to Square 1 common stock, if the merger is completed, Square 1's former stockholders may sell substantial amounts of PacWest common stock in the public market following completion of the merger. Any such sales may cause the market price of PacWest common stock to decrease. These sales might also make it more difficult for PacWest to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

PacWest may fail to realize the anticipated benefits of the merger.

        The success of the merger will depend on, among other things, PacWest's ability to combine and integrate the business of Square 1 into PacWest's business. If PacWest is not able to successfully achieve this objective, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

        PacWest and Square 1 have operated and, until the consummation of the merger, will continue to operate independently. It is possible that the integration process or other factors could result in the loss or departure of key employees, the disruption of the ongoing business of PacWest or Square 1 or inconsistencies in standards, controls, procedures and policies. It is also possible that clients, customers, depositors and counterparties of Square 1 could choose to discontinue their relationships with PacWest post-merger because they prefer doing business with an independent company or for any other reason, which would adversely affect the future anticipated performance of PacWest. These transition matters could have an adverse effect on Square 1 during the pre-merger period and for an undetermined amount of time after the consummation of the merger.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

        Before the transactions contemplated by the merger agreement, including the merger and the bank merger, may be completed, various approvals must be obtained from bank regulatory authorities. These governmental entities may impose conditions on the granting of such approvals. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on PacWest following the merger. The regulatory approvals may not be received at all, may not be received in a timely fashion, and may contain conditions on the completion of the merger that are not anticipated or cannot be met. If the consummation of the merger is delayed, including by a delay in receipt of necessary governmental approvals, the business, financial condition and results of operations of each company may also be materially adversely affected.

Failure of the merger to be completed, the termination of the merger agreement or a significant delay in the consummation of the merger could negatively impact PacWest and Square 1.

        The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: (i) adoption of the merger agreement by Square 1 stockholders, (ii) absence of any governmental order or law prohibiting completion of the merger, and (iii) effectiveness of the registration statement of which this document is a part.

        The obligation of each party to consummate the merger is also conditioned upon (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the merger agreement, (iii) receipt by such party of a tax opinion to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (iv) the absence of a material adverse effect with respect to the other party since the date of the merger agreement. The obligation of PacWest to consummate the merger is also conditioned upon (i) the adjusted stockholders' equity of Square 1 being in excess of a specified level, (ii) the receipt of certain required regulatory approvals and such approvals not containing materially burdensome regulatory conditions, and (iii) the receipt by PacWest of a certificate as to certain tax matters. The obligation of Square 1 to consummate the merger is also conditioned upon the receipt of certain required regulatory approvals.

        These conditions to the consummation of the merger may not be fulfilled and, accordingly, the merger may not be completed. In addition, if the merger is not completed by March 31, 2016, either PacWest or Square 1 may choose not to proceed with the merger, and the parties can mutually decide to terminate the merger agreement at any time, before or after the Square 1 stockholder approval.

        If the merger is not consummated, the ongoing business, financial condition and results of operations of each party may be materially adversely affected and the market price of each party's common stock may decline significantly, particularly to the extent that the current market price reflects a market assumption that the merger will be consummated. If the consummation of the merger is delayed, including by the receipt of a competing acquisition proposal, the business, financial condition and results of operations of each company may be materially adversely affected.

        In addition, each party has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement. If the merger is not completed, the parties would have to recognize these expenses without realizing the expected benefits of the transaction. Any of the foregoing, or other risks arising in connection with the failure of or delay in consummating the merger, including the diversion of management attention from pursuing other opportunities and the constraints in the merger agreement on each party's ongoing business during the pendency of the merger, could have a material adverse effect on each party's business, financial condition and results of operations.

        Additionally, PacWest's or Square 1's business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. If the merger agreement is terminated and a party's board of directors seeks another merger or business combination, such party's stockholders cannot be certain that such party will be able to find a party willing to engage in a transaction on more attractive terms than the merger.

Square 1 will be subject to business uncertainties and contractual restrictions while the merger is pending.

        Uncertainty about the effect of the merger on employees, customers, suppliers and vendors may have an adverse effect on the business, financial condition and results of operations of Square 1 and, consequently, PacWest. These uncertainties may impair Square 1's ability to attract, retain and motivate key personnel and customers pending the consummation of the merger, as such personnel and customers may experience uncertainty about their future roles following the consummation of the merger. Additionally, these uncertainties could cause customers, suppliers, vendors and others who deal with Square 1 to seek to change existing business relationships with Square 1 or fail to extend an existing relationship with Square 1. In addition, competitors may target Square 1's existing customers by highlighting potential uncertainties and integration difficulties that may result from the merger.

        Square 1 has a small number of key personnel. The pursuit of the merger and the preparation for the integration may place a burden on Square 1's management and internal resources. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could have a material adverse effect on Square 1's business, financial condition and results of operations.

        In addition, the merger agreement restricts Square 1 from taking certain actions without PacWest's consent while the merger is pending. These restrictions may, among other matters, prevent Square 1 from pursuing otherwise attractive business opportunities, selling assets, incurring indebtedness, engaging in significant capital expenditures in excess of certain limits set forth in the merger agreement, entering into other transactions or making other changes to Square 1's business prior to consummation of the merger or termination of the merger agreement. These restrictions could have a material adverse effect on Square 1's business, financial condition and results of operations. Please see the section entitled "The Merger Agreement—Conduct of Business Prior to the Completion of the Merger" for a description of the restrictive covenants applicable to Square 1.

Square 1 directors and officers have interests in the merger different from the interests of other Square 1 stockholders.

        Square 1's executive officers and directors have interests in the merger that are different from, or in addition to, the interests of Square 1 stockholders generally. Such interests include the rights to accelerated vesting of equity awards, payments in connection with the termination of employment agreements with certain executive officers, potential benefits upon certain qualifying terminations following consummation of the merger under existing employment agreements with other executive officers and the right to indemnification and insurance coverage following the consummation of the merger. In addition, pursuant to the merger agreement, on or prior to the effective time, the PacWest board of directors will increase the number of directors constituting the PacWest board of directors by one and fill such vacancy by a current director of Square 1 selected by Square 1 and reasonably acceptable to PacWest to be effective immediately following the effective time. These interests are described in more detail under the section entitled "The Merger—Interests of Square 1 Directors and Executive Officers in the Merger."

Shares of PacWest common stock to be received by Square 1 stockholders as a result of the merger will have rights different from the shares of Square 1 common stock.

        Upon completion of the merger, the rights of former Square 1 stockholders will be governed by the certificate of incorporation and bylaws of PacWest. The rights associated with Square 1 common stock are different from the rights associated with PacWest common stock, although both companies are organized under Delaware law. Please see the section entitled "Comparison of Stockholders' Rights" for a discussion of the different rights associated with PacWest common stock.

The merger agreement contains provisions that may discourage other companies from trying to acquire Square 1.

        The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to Square 1 that might result in greater value to Square 1 stockholders than the merger. These provisions include a general prohibition on Square 1 from soliciting, or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. In addition, in some circumstances upon termination of the merger agreement, Square 1 may be required to pay PacWest a termination fee of $32.5 million. Certain stockholders of Square 1 have entered into voting agreements and have agreed to vote their shares of Square 1 common stock that they have the power to vote in favor of the merger agreement and certain related matters and against alternative transactions. The stockholders that are party to the voting agreements described in this paragraph beneficially own in the aggregate approximately [            ]% of the outstanding shares of Square 1 voting common stock as of the close of business on the record date. For further information, please see the section entitled "The Merger Agreement—Voting Agreements." Square 1 also has an unqualified obligation to submit the merger proposal to a vote of Square 1 stockholders, even if Square 1 receives a proposal that its board of directors believes is superior to the merger.

PacWest expects to incur substantial expenses related to the merger.

        PacWest expects to incur substantial expenses in connection with consummation of the merger and combining the business, operations, networks, systems, technologies, policies and procedures of Square 1 into that of PacWest. Although PacWest and Square 1 have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their combination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the merger could, particularly in the near term, exceed the savings that PacWest expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the combination of the businesses following the consummation of the merger. As a result of these expenses, both PacWest and Square 1 expect to take charges against their earnings before and after the completion of the merger. The charges taken in connection with the merger are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

In connection with the announcement of the merger agreement, one lawsuit has been filed and is pending, seeking, among other things, to enjoin the merger, and an adverse judgment in this lawsuit may prevent the merger from becoming effective within the expected time frame (if at all).

        One putative stockholder class action lawsuit, referred to as the merger litigation, has been filed in connection with the merger agreement. This action, Manganaro v. Burke et al., Case No. 10817-VCL, was filed on March 20, 2015 in the Court of Chancery of the State of Delaware.

        The complaint in the merger litigation alleges that the members of the Square 1 board of directors breached their fiduciary duties to Square 1 stockholders by approving the proposed merger for inadequate consideration; approving the transaction in order to obtain benefits not equally shared by other Square 1 stockholders; entering into the merger agreement containing preclusive deal protection devices; and failing to take steps to maximize the value to be paid to the Square 1 stockholders. The complaint also alleges claims against PacWest for aiding and abetting these alleged breaches of fiduciary duties. The plaintiff in this action seeks, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duties, injunctive relief prohibiting consummation of the merger, rescission, imposition of a constructive trust in favor of the putative class upon benefits received by defendants as a result of their alleged wrongful conduct, attorneys' fees and costs, and other and further relief. At this stage, it is not possible to predict the outcome of the proceedings or their impact on Square 1 or PacWest. If the plaintiff is successful in enjoining the consummation of the merger, the lawsuit may prevent the merger from becoming effective within the expected time frame (or at all).

The opinion of Square 1's financial advisor will not reflect changes in circumstances between the date of the opinion and the completion of the merger.

        The Square 1 board of directors received an opinion from Sandler O'Neill, its financial advisor, on March 1, 2015 to address the fairness of the merger consideration from a financial point of view as of that date. Subsequent changes in the operations and prospects of Square 1 or PacWest, general market and economic conditions and other factors that may be beyond the control of Square 1 or PacWest, and on which Square 1's financial advisor's opinion was based, may significantly alter the value of Square 1 or PacWest or the prices of the shares of PacWest common stock or Square 1 common stock by the time the merger is completed. Because Square 1 does not anticipate asking Sandler O'Neill to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed or as of any other date other than the date of such opinion. For a description of the opinion that Square 1 received from its financial advisor, please refer to the section entitled "The Merger—Opinion of Square 1's Financial Advisor."

PacWest may not be able to realize its deferred income tax assets.

        It is currently expected that PacWest will undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code as a result of the merger, and therefore an annual limit may be imposed on the amount of net operating loss carryforwards that may be used to offset future taxable income. Such annual limit is generally the product of the total value of a company's outstanding equity immediately prior to an "ownership change" (subject to certain adjustments) and the applicable federal long-term tax-exempt interest rate. Based on PacWest's current values and income projections, it is not currently expected that such annual limit will impair PacWest's ability to utilize the net operating loss carryforwards as of the date of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This document, including information included or incorporated by reference in this document, contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving PacWest's and Square 1's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects," "projections" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and PacWest and Square 1 assume no duty to update forward-looking statements.

        In addition to factors previously disclosed in PacWest's and Square 1's reports filed with the SEC and those identified elsewhere in this filing (including the section entitled "Risk Factors") the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

  •
  PacWest's ability to complete future acquisitions, including the merger, and to successfully integrate such acquired entities or achieve expected benefits, synergies and/or operating efficiencies within expected time frames or at all;

  •
  the parties' ability to obtain regulatory approvals and meet other closing conditions to the merger on the expected terms and schedule;

  •
  delay in closing the merger;

  •
  business disruption prior to or following the proposed merger;

  •
  changes in PacWest's stock price before completion of the merger, including as a result of the financial performance of PacWest or Square 1 prior to closing;

  •
  the reaction to the merger of PacWest's and Square 1's respective customers, employees and counterparties;

  •
  changes in economic or competitive market conditions could negatively impact investment or lending opportunities or product pricing and services;

  •
  deteriorations in credit and other markets;

  •
  higher than anticipated loan and lease losses;

  •
  sustained reduction in real estate markets could negatively impact the value of PacWest's collateral and PacWest's borrowers' ability to repay loans;

  •
  a change in the interest rate environment reduces interest margins;

  •
  lower than expected revenues;

  •
  asset/liability repricing risks and liquidity risks reduces interest margins and the value of investments;

  •
  increased costs to manage and sell foreclosed assets;

  •
  legislative or regulatory requirements or changes adversely affecting PacWest's or Square 1's business, including an increase to capital requirements;

  •
  regulatory approvals for any capital activities cannot be obtained on the terms expected or on the anticipated schedule;

  •
  changes in tax laws or regulations affecting PacWest's or Square 1's business;

  •
  PacWest's inability to generate sufficient earnings;

  •
  tax planning or disallowance of tax benefits by tax authorities; and

  •
  changes in tax filing jurisdictions or entity classifications.

 SQUARE 1 SPECIAL MEETING OF STOCKHOLDERS

Date, Time and Place

        The special meeting will be held at [      ] at [      ], local time, on [                ], 2015. On or about [                    ], 2015, Square 1 commenced mailing of this document and the enclosed form of proxy to its stockholders entitled to vote at the special meeting.

Purpose of the Special Meeting

        At the special meeting, Square 1 Class A common stockholders will be asked to:

  •
  adopt the merger agreement, a copy of which is attached as Appendix A to this document, referred to as the merger proposal;

  •
  approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the merger proposal, referred to as the adjournment proposal; and

  •
  act upon other business as may properly come before the meeting or any adjournment thereof by or at the direction of the Square 1 board of directors.

Recommendation of the Square 1 Board of Directors

        After careful consideration, the Square 1 board of directors approved and declared advisable the merger agreement, and determined that the merger agreement and the transaction contemplated thereby are fair to and in the best interests of Square 1 and its stockholders.

        The Square 1 board of directors recommends that you vote "FOR" the merger proposal and "FOR" the adjournment proposal. Please see the section entitled "The Merger—Recommendation of the Square 1 Board of Directors and Reasons for the Merger."

Record Date and Quorum

        The Square 1 board of directors has fixed the close of business on [          ], 2015 as the record date for determining the holders of Square 1 Class A common stock entitled to receive notice of and to vote at the special meeting.

        As of the close of business on the record date, there were [          ] shares of Square 1 Class A common stock outstanding and entitled to vote at the special meeting held by [          ] holders of record. Each share of Square 1 Class A common stock entitles the holder to one vote on each proposal to be considered at the special meeting. Shares of non-voting Square 1 Class B common stock are not entitled to vote at the special meeting.

        The representation of holders of at least a majority of the votes entitled to be cast on the matters to be voted on at the special meeting constitutes a quorum for transacting business at the special meeting. All shares of Square 1 Class A common stock, whether present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the special meeting.

        As of the close of business on the record date, directors and executive officers of Square 1 and their affiliates owned and were entitled to vote [          ] shares of Square 1 Class A common stock, representing approximately [          ]% of the shares of Square 1 Class A common stock outstanding on that date. As of the close of business on the record date, PacWest beneficially held no shares of Square 1 common stock.

        Patriot Financial Partners, L.P., Castle Creek Capital Partners IV, L.P., Endicott Opportunity Partners III, L.P. and Northaven Management, Inc. (and certain affiliates thereof), in their capacities as stockholders of Square 1, have separately entered into voting agreements with PacWest in which they have agreed to vote all shares of Square 1 common stock that they own and have the power to vote in favor of the merger proposal and any other matter that is required to be approved by the stockholders of Square 1 to facilitate the transactions contemplated by the merger agreement. These stockholders also agreed to vote against any proposal made in opposition to adoption of the merger agreement or in competition with the merger agreement and against any acquisition proposal. As of the close of business on the record date, these stockholders beneficially owned, in the aggregate, [          ] shares of Square 1 Class A common stock, allowing them to exercise approximately [          ]% of the voting power of Square 1 common stock (which does not include shares issuable upon the exercise of stock options that were not outstanding as of the close of business on the record date).

Required Vote

        The affirmative vote of a majority of the outstanding shares of Square 1 Class A common stock entitled to vote is required to approve the merger proposal.

        The affirmative vote of a majority of the votes cast at the special meeting is required to approve the adjournment proposal.

Treatment of Abstentions; Failure to Vote

        For purposes of the special meeting, an abstention occurs when a Square 1 Class A common stockholder attends the special meeting, either in person or represented by proxy, but abstains from voting.

  •
  For the merger proposal, if a Square 1 Class A common stockholder present in person at the special meeting abstains from voting, or responds by proxy with an "abstain" vote, it will have the same effect as a vote cast "AGAINST" this proposal. If a Square 1 Class A common stockholder is not present in person at the special meeting and does not respond by proxy, it will have the same effect as a vote cast "AGAINST" this proposal.

  •
  For the adjournment proposal, if a Square 1 Class A common stockholder present in person at the special meeting abstains from voting, or responds by proxy with an "abstain" vote, it will have no effect on the vote count for this proposal. If a Square 1 Class A common stockholder is not present in person at the special meeting and does not respond by proxy, it will have no effect on the vote count for this proposal.

Voting on Proxies; Incomplete Proxies

        Giving a proxy means that a stockholder authorizes the persons named in the enclosed proxy card to vote such holder's shares at the special meeting in the manner such holder directs. A Square 1 Class A common stockholder may vote by proxy or in person at the special meeting. If you hold your shares of Square 1 Class A common stock in your name as a stockholder of record, to submit a proxy, you, as a stockholder, may use one of the following methods:

  •
  By telephone: Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week. Have your proxy card handy when you call. You will be prompted to enter your control number(s), which is located on your proxy card, and then follow the directions given.

  •
  Through the Internet: Use the Internet to vote your proxy 24 hours a day, 7 days a week. Have your proxy card handy when you access the website. You will be prompted to enter your control number(s), which is located on your proxy card, to create and submit an electronic ballot.

  •
  By mail: Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

        Square 1 requests that its Square 1 Class A common stockholders vote by telephone, over the Internet or by completing and signing the accompanying proxy and returning it to Square 1 as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Square 1 Class A common stock represented by it will be voted at the special meeting in accordance with the instructions contained on the proxy card. Applicable deadlines for voting by telephone or through the Internet are set forth in your proxy card.

        If any proxy is returned without indication as to how to vote, the shares of Square 1 Class A common stock represented by the proxy will be voted as recommended by the Square 1 board of directors. Unless a stockholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on any other matters voted upon at the special meeting.

        If a stockholder's shares are held in "street name" by a broker, bank or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

        Every stockholder's vote is important. Accordingly, each Class A common stockholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the stockholder plans to attend the special meeting in person.

Shares Held in Street Name

        If you are a Class A common stockholder and your shares are held in "street name" through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Square 1 or by voting in person at the special meeting unless you provide a "legal proxy," which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Square 1 Class A common stock on behalf of their customers may not give a proxy to Square 1 to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters. Therefore, if you are a Class A common stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

  •
  your broker, bank or other nominee may not vote your shares on the merger proposal, which broker non-votes will have the same effect as a vote "AGAINST" this proposal; and

  •
  your broker, bank or other nominee may not vote your shares on the adjournment proposal, which broker non-votes will have no effect on the vote count for this proposal.

Revocability of Proxies and Changes to a Stockholder's Vote

        You may change your vote at any time before your proxy is voted at the special meeting. You may do this in one of four ways:

  •
  first, by sending a notice of revocation to Square 1's corporate secretary at 406 Blackwell Street, Suite 240, Durham, North Carolina 27701, stating that you would like to revoke your proxy;

  •
  second, by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card;

  •
  third, by sending a completed proxy card bearing a later date than your original proxy card; or

  •
  fourth, by attending the special meeting and voting in person.

        If you choose any of the first three methods, you must take the described action (or, with respect to the third method, Square 1 shall have received the subsequent proxy card) no later than [                ], 2015, at 5:00 p.m. local time, which is the business day immediately prior to the special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card or a notice of revocation, the new proxy card or notice of revocation must be received before the beginning of the special meeting. If you have instructed a bank, broker or other nominee to vote your shares of Square 1 Class A common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Solicitation of Proxies

        The cost of solicitation of proxies from stockholders will be borne by Square 1. Square 1 will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, Square 1's directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the Special Meeting

        Subject to space availability, all Class A common stockholders as of the close of business on the record date, or their duly appointed proxies, may attend the special meeting. Since seating is limited, admission to the special meeting will be on a first-come, first-served basis. Registration and seating will begin at [        ], local time.

        If you hold your shares of Square 1 Class A common stock in your name as a stockholder of record and you wish to attend the special meeting, please bring your proxy and evidence of your stock ownership, such as your most recent account statement, to the special meeting. You must also bring valid picture identification.

        If your shares of Square 1 Class A common stock are held in "street name" in a stock brokerage account or by a bank or nominee and you wish to attend the special meeting, you need to bring a copy of a bank or brokerage statement to the special meeting reflecting your stock ownership as of the close of business on the record date. You must also bring valid picture identification.

SQUARE 1 PROPOSALS

Merger Proposal

        As discussed throughout this document, Square 1 is asking its Class A common stockholders to approve the merger proposal. Holders of our Class A common stock should read carefully this document in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, holders of our Class A common stock are directed to the merger agreement, a copy of which is attached as Appendix A to this document.

        The Square 1 board of directors recommends a vote "FOR" the merger proposal.

Adjournment Proposal

        The special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal.

        If, at the special meeting, the number of shares of our Class A common stock present or represented and voting in favor of the merger proposal is insufficient to approve the merger proposal, Square 1 intends to move to adjourn the special meeting in order to enable the board of directors to solicit additional proxies for approval of the merger proposal. In that event, Square 1 will ask its Class A stockholders to vote only upon the adjournment proposal and not the merger proposal.

        In the adjournment proposal, Square 1 is asking its Class A common stockholders to authorize the holder of any proxy solicited by the board of directors to vote in favor of granting discretionary authority to the proxy holders to adjourn the special meeting to another time and place, if necessary or appropriate, for the purpose of soliciting additional proxies. If the Class A common stockholders approve the adjournment proposal, Square 1 could adjourn the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Class A common stockholders who have previously voted.

        The Square 1 board of directors recommends a vote "FOR" the adjournment proposal.

Other Matters to Come Before the Special Meeting

        No other matters are intended to be brought before the special meeting by Square 1, and Square 1 does not know of any matters to be brought before the special meeting by others. If, however, any other matters properly come before the special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with their best judgment on any such matter.

 INFORMATION ABOUT THE COMPANIES

PacWest Bancorp
10250 Constellation Blvd., Suite 1640
Los Angeles, California 90067
Phone: (310) 286-1144

        PacWest Bancorp, a Delaware corporation, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. PacWest's principal business is to serve as the holding company for PacWest's wholly owned subsidiary, Pacific Western Bank. Pacific Western Bank is focused on relationship-based business banking to small and middle-market businesses nationwide. PacWest offers a broad range of deposit products and services through 80 full-service branches located throughout California. PacWest, through offices across the United States, provides loans to middle-market businesses, real estate investment firms, and sophisticated individual real estate investors.

        As of December 31, 2014, PacWest had total assets of over $16 billion, gross loans and leases of $11.9 billion, total deposits of $11.8 billion and stockholders' equity of $3.5 billion. PacWest's corporate headquarters is located in Los Angeles, California, and PacWest has 80 full-service, retail bank branches located primarily in southern and central California and three branches in northern California. PacWest's loan origination efforts are conducted nationwide with key offices located in Chevy Chase, Maryland, Southern California, including Los Angeles, St. Louis, Missouri, Denver, Colorado, Chicago, Illinois, New York, New York, and Midvale, Utah. PacWest also maintains a number of smaller lending offices throughout the country. For the year ended December 31, 2014, PacWest operated as two business segments: Community Banking and National Lending. The Community Banking segment is focused on the lending and deposit gathering activities conducted primarily through PacWest's California-based branch offices and PacWest's treasury management function. The National Lending segment comprises PacWest's CapitalSource Division through which PacWest offers a broad range of specialized senior secured commercial loan products to small and middle-market businesses on a nationwide basis.

        PacWest's stock is traded on NASDAQ under the symbol "PACW."

        Additional information about PacWest and its subsidiaries may be found in the documents incorporated by reference into this document. Please also see the section entitled "Where You Can Find More Information."

Square 1 Financial, Inc.
406 Blackwell Street, Suite 240
Durham, North Carolina 27701
Phone: (866) 355-0468

        Square 1 is a financial services company focused primarily on serving entrepreneurs and their investors. Square 1 is headquartered in Durham, North Carolina with thirteen loan production offices located in key innovation hubs across the United States. Through Square 1's banking subsidiary, Square 1 Bank, which was formed by experienced venture bankers, commercial bankers and entrepreneurs, Square 1 offers a full range of banking and financial products focused on the entrepreneurial community and their venture capital and private equity investors. Since inception, Square 1 has operated as a highly-focused venture bank and has provided a broad range of financial services to entrepreneurs, growing entrepreneurial companies and the venture capital and private equity communities. Square 1 provides banking services to its clients, including venture, commercial and international banking services, asset-based lending programs, and SBA and USDA commercial and real estate loan programs. Square 1 also provides investment advisory and asset management services to its clients through Square 1 Asset Management, a subsidiary of Square 1 Bank.

        As of December 31, 2014, Square 1 had consolidated total assets of $3.1 billion, total loans and leases of $1.3 billion, investment securities of $1.6 billion, deposits of $2.8 billion and stockholders' equity of $302.7 million. Square 1 had 258 full-time equivalent employees as of December 31, 2014.

        Square 1's stock is traded on NASDAQ under the symbol "SQBK."

        Additional information about Square 1 and its subsidiaries may be found in the documents incorporated by reference into this document. Please see the section entitled "Where You Can Find More Information."

 THE MERGER

        The following is a discussion of the merger and the material terms of the merger agreement between PacWest and Square 1. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Appendix A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This section is not intended to provide you with any factual information about PacWest or Square 1. Such information can be found elsewhere in this document and in the public filings PacWest and Square 1 make with the SEC, as described in the section entitled "Where You Can Find More Information."

Terms of the Merger

Transaction Structure

        PacWest's and Square 1's boards of directors have approved the merger agreement. The merger agreement provides for the merger of Square 1 with and into PacWest, with PacWest continuing as the surviving corporation. Immediately after the merger, Square 1 Bank, a de novo North Carolina commercial bank and a wholly owned subsidiary of Square 1, will merge with and into Pacific Western Bank, a bank chartered under the laws of the State of California and a wholly owned subsidiary of PacWest, with Pacific Western Bank being the surviving bank.

Merger Consideration

        In the merger, each share of Square 1 common stock, par value $0.01 per share, owned by a Square 1 stockholder, other than certain specified excluded shares described under "The Merger Agreement—Merger Consideration—Cancellation of Excluded Shares," will be converted into the right to receive 0.5997 of a share of PacWest common stock, par value $0.01 per share. For each fractional share that would otherwise be issued, PacWest will pay cash in an amount equal to the fraction of a share of PacWest common stock which the holder would otherwise be entitled to receive multiplied by the PacWest Average Closing Price.

        The market value of the merger consideration will fluctuate with the price of PacWest common stock, and the value of the shares of PacWest common stock that holders of Square 1 common stock will receive upon consummation of the merger may be different than the value of the shares of PacWest common stock that holders of Square 1 common stock would receive if calculated on the date PacWest and Square 1 announced the merger, on the date that this document is being mailed to Square 1 stockholders, and on the date of the special meeting of Square 1 stockholders. Based on the closing price of PacWest common stock on February 27, 2015, the value of the per share merger consideration payable to holders of Square 1 common stock was $27.49. Based on the closing price of PacWest common stock on [            ], 2015, the last practicable date before the date of this document, the value of the per share merger consideration payable to holders of Square 1 common stock was $[            ].

Treatment of Square 1 Stock Options and Square 1 RSUs

        Square 1 Stock Options.    At the effective time, each Square 1 stock option, whether vested or unvested, will be cancelled and will entitle the holder of such option to receive an amount in cash equal to the product of (i) the total number of shares of Square 1 common stock subject to such option and (ii) the excess, if any, of (A) the product of (1) the PacWest Average Closing Price and (2) 0.5997 over (B) the exercise price per share of Square 1 common stock underlying such option, less any applicable taxes to be withheld with respect to such payment.

        Square 1 RSUs.    At the effective time, each outstanding Square 1 RSU will be cancelled and will entitle the holder to receive an amount in cash equal to the product of (i) the number of shares of

Square 1 common stock subject to such Square 1 RSU and (ii) the product of (A) the PacWest Average Closing Price and (B) 0.5997, less any applicable taxes to be withheld with respect to such payment.

Treatment of Square 1 Warrants

        At the effective time, each warrant to purchase shares of Square 1 common stock held by the specified individuals to the extent then outstanding and not previously exercised will be cancelled and will only entitle the holder thereof to receive, as soon as reasonably practicable after the effective time, an amount in cash equal to the product of (i) the total number of shares of Square 1 common stock subject to such warrants and (ii) the excess, if any, of (A) the product of (1) the PacWest Average Closing Price and (2) 0.5997 over (B) the exercise price per share of Square 1 common stock under such warrants, less any applicable taxes required to be withheld with respect to such payment. As of the date of this document, there were outstanding warrants to purchase [            ] shares of Square 1 common stock. All such warrants expire, if not previously exercised, on July 11, 2015.

Background of the Merger

        The Square 1 board of directors frequently reviews, with management, its business strategies, opportunities and challenges as part of its consideration and evaluation of its long-term prospects in light of developments in its business, in the sectors in which it competes, in the economy generally and in financial markets, with the goal of enhancing value for its stockholders.

        In November 2014, Matthew Wagner, PacWest's Chief Executive Officer, contacted a member of the Square 1 board of directors to indicate PacWest's potential interest in discussing strategic matters. After conferring with Mr. Robert Muehlenbeck, Chairman of the Square 1 board of directors, Douglas Bowers, a director and President and Chief Executive Officer of Square 1, had an introductory conversation with Mr. Wagner to learn more about PacWest's potential interest in Square 1. On November 14, 2014, Mr. Wagner and Mr. Bowers had a telephone call during which they discussed business and industry trends and their respective companies. In the course of the call, Mr. Wagner communicated to Mr. Bowers that PacWest was interested in a potential strategic business combination with Square 1 in view of the substantial benefits and synergies potentially available for the combined company. Mr. Wagner also expressed an interest in continuing conversations regarding a potential transaction and commencing due diligence to assess the possibility of proceeding with more detailed discussions.

        Following this discussion between Mr. Bowers and Mr. Wagner, a special meeting of the Square 1 board of directors was held on November 20, 2014. At this meeting, Mr. Bowers updated the Square 1 board of directors on the conversation he had with Mr. Wagner. The Square 1 board of directors also reviewed a preliminary financial analysis of a potential combination of the two companies developed internally by the Square 1 board of directors and management for discussion purposes. At the meeting, the Square 1 board of directors also established a mergers and acquisitions committee, referred to as the M&A Committee, comprised of Mr. Bowers, Mr. Muehlenbeck, Robert Usdan, Paul Burke and W. Kirk Wycoff to review, with the assistance of Square 1 management and outside advisors, Square 1's strategic alternatives, including the potential interest of PacWest and continuing operations as an independent entity, and to report to the full Square 1 board of directors regularly on such matters. In forming the M&A Committee and establishing its membership, the Square 1 board of directors noted that Messrs. Usdan, Burke and Wycoff each represented significant stockholders of Square 1, and that by virtue of their participation on the M&A Committee, stockholders holding at that time in the aggregate more than 26% of the outstanding voting power of Square 1 would be directly represented on the M&A Committee. In addition, the Square 1 board of directors authorized management to engage a financial advisor to assist in the Square 1 board of directors' and the M&A Committee's review of potential strategic alternatives. Prior to the Square 1 board of directors' meeting on

November 20, 2014, Mr. John Pietrzak, a director of Square 1 and a managing principal at Castle Creek Capital, an affiliate of a significant stockholder of Square 1, informed the Square 1 board of directors that the founder and managing principal of Castle Creek Capital, John Eggemeyer, was the Chairman of the PacWest board of directors and that, in view of this fact, Mr. Pietrzak intended to recuse himself from all discussions pertaining to PacWest or a potential transaction with PacWest. Mr. Pietrzak thereafter did not attend or otherwise participate in any M&A Committee meetings or in any portions of meetings of the Square 1 board of directors in which PacWest or a potential transaction with PacWest was discussed.

        On December 4, 2014, Mr. Bowers and Mr. Wagner both attended an industry conference and continued their preliminary exploratory discussions through an in-person meeting, during which they discussed their respective companies and the feasibility of a strategic business combination transaction between the two companies. Following this conversation, Mr. Bowers and members of the M&A Committee continued to discuss among themselves and with other members of the Square 1 board of directors the possibility of a business combination transaction with PacWest. On December 8, 2014, the M&A Committee met and determined to arrange a meeting with representatives of PacWest to discuss a potential business combination transaction in more detail.

        On December 16, 2014, the M&A Committee met with Mr. Wagner and other senior executives of PacWest at PacWest's offices. The discussion principally focused on Square 1's lines of businesses and the complementary nature of Square 1's business to that of PacWest. Mr. Wagner confirmed PacWest's potential interest in a strategic business combination in which Square 1 stockholders would receive consideration of $27.00 per share, but did not provide additional detail about the form of consideration or structure of the potential transaction.

        On December 18, 2014, at a special meeting of the Square 1 board of directors, the Square 1 board of directors reviewed, together with the M&A Committee, the details of the discussions between representatives of Square 1 and representatives of PacWest. The Square 1 board of directors reached the consensus that it would be advisable to continue discussions with PacWest and directed the M&A Committee to continue to engage with representatives of PacWest. On December 30, 2014, Square 1 entered into a customary confidentiality agreement with PacWest in order to facilitate reciprocal due diligence efforts.

        In January 2015, the M&A Committee recommended that the Square 1 board of directors consider retaining one of two financial advisors to assist in the Square 1 board of directors' and the M&A Committee's review of potential strategic alternatives. At a meeting of the Square 1 board of directors on January 16, 2015, each of the two financial advisors under consideration met with the Square 1 board of directors and presented to the board its preliminary financial analysis of Square 1 and Square 1's potential strategic alternatives. Following these presentations, the Square 1 board of directors approved the engagement of Sandler O'Neill as financial advisor based on, among other factors, Sandler O'Neill's reputation, experience in mergers and acquisitions, valuations, financing and capital markets and its familiarity with Square 1 and Square 1's strategic goals and the industries in which it competes, and on January 29, 2015, Square 1 formally retained Sandler O'Neill.

        On January 26, 2015, representatives of Square 1 and PacWest, along with representatives of Sandler O'Neill and Jefferies LLC, PacWest's financial advisor, met to discuss in detail the loan portfolios, underwriting practices and credit profiles of the businesses and the cultures of the two companies.

        On January 28, 2015, the Square 1 board of directors met at a regularly scheduled meeting. In addition to discussion of Square 1's regular business, significant portions of the meeting were devoted to a review and analysis of Square 1's strategic and financial alternatives, in light of PacWest's verbal indications of interest to date. During these portions of the meeting, which were attended by members of Square 1 management and representatives of Sandler O'Neill and Wachtell, Lipton, Rosen & Katz,

referred to as Wachtell Lipton, Square 1's legal advisor, the Square 1 board of directors considered the value for Square 1 and its stockholders that could be achieved on a stand-alone basis and in a potential business combination transaction with PacWest. In the course of assessing the stand-alone value of Square 1, the Square 1 board of directors considered risks associated with executing on its stand-alone business plan and the effect of general industry and business conditions in the future. In the course of assessing the value to Square 1 stockholders of a potential business combination with PacWest, the Square 1 board of directors considered similar risks as applicable to a combined organization, which would be significantly larger and have more diverse operations, lending lines and customer bases. The Square 1 board of directors also considered PacWest's dividend payment history and the significant increase in trading liquidity that would result from Square 1 stockholders receiving PacWest common stock as consideration in a transaction. In the course of its discussions the Square 1 board of directors also considered other potential strategic partners identified by Sandler O'Neill, the likelihood of any such partners actually having interest in proceeding with a transaction, as well as what the Square 1 board of directors believed to be very significant risks from a confidentiality, competitive, and employee retention perspective of approaching other potential strategic partners. Based on these discussions and analyses, the Square 1 board of directors determined to continue discussions with PacWest to evaluate the possibility of a potential transaction with PacWest and determined not to contact other parties to assess their interest in a potential transaction. The Square 1 board of directors authorized management (i) to proceed with reciprocal due diligence, including an assessment of PacWest's company, culture, loan portfolio and regulatory standing and feasibility of pursuing and completing a transaction, (ii) to begin discussing with PacWest with more specificity the terms of a potential business combination transaction, and (iii) to request from PacWest a written confirmation of the significant terms on which it would be willing to proceed with a transaction.

        On January 30, 2015, the closing trading price of Square 1 common stock was $23.26. Starting around the beginning of February, Square 1 common stock experienced occasional increases in trading volume and trading price, which appeared to diverge from the general market and general bank indices and did not appear to be driven by any reports or releases by Square 1. Such occasional increased levels of trading volume and trading price continued to occur periodically over the next several weeks, and accelerated in the final week of February.

        On February 4, 2015, PacWest submitted to Sandler O'Neill a preliminary letter of interest. PacWest indicated that it was prepared to proceed with a transaction in which Square 1 would merge into PacWest, immediately followed by the merger of Square 1 Bank into Pacific Western Bank. The letter contemplated that Square 1's stockholders would receive consideration in the form of PacWest common stock at a fixed exchange ratio of 0.5997, which was the exchange ratio calculated on the basis of PacWest's then-current trading price to provide consideration with a value equal to $27.00 per share, subject to the completion of due diligence and the negotiation of a definitive transaction agreement. The letter of interest from PacWest also indicated that certain large stockholders of Square 1 would be required to enter into voting agreements in support of the transaction.

        On February 11, 2015, the M&A Committee met to review a report from Sandler O'Neill and management on continuing discussions and financial due diligence with PacWest and separately to discuss, in view of the potential transaction, compensation matters being considered by the Compensation Committee of the Square 1 board of directors. In the course of the meeting the M&A Committee and Sandler O'Neill discussed the recent periodic increases in trading price and volume of Square 1 common stock, and their shared belief that such increases may be attributable to market speculation about a possible transaction. The M&A Committee also discussed the proposed structure of the transaction, including the fixed exchange ratio, and directed Sandler O'Neill to consider and report on the financial risks and benefits of such a structure. Alternatively the M&A Committee instructed Sandler O'Neill to analyze a structure that would include a band of stock price values, or "collar" within which the exchange ratio would adjust to provide a fixed consideration value for certain limited

PacWest common stock price movements from the date of entering into a merger agreement through the closing of the merger. The M&A Committee also directed Sandler O'Neill to explore with representatives of PacWest the possibility of an increase in the overall consideration to be paid in the transaction.

        On February 11, 2015, the PacWest board of directors held a meeting during which the PacWest board of directors received an overview from Mr. Wagner of the preliminary discussions that had been held with Square 1, including the proposed terms of the transaction, and discussed the proposed transaction generally.

        Over the course of the following weeks, PacWest and Square 1 continued to undertake their reciprocal due diligence efforts and made available to each other certain due diligence materials in electronic data rooms. In addition, during this period, PacWest and Square 1 and their respective legal advisors held preliminary discussions concerning the regulatory approvals that would be required in connection with a potential transaction and the process for obtaining required regulatory approvals. During this period, management of Square 1 updated the M&A Committee and members of the Square 1 board of directors on the results of the ongoing reciprocal due diligence efforts.

        On February 19, 2015, PacWest and its legal advisor, Sullivan & Cromwell LLP, referred to as S&C, provided Square 1 and Wachtell Lipton with an initial draft merger agreement for the proposed transaction. Over the course of the following week, the parties and their respective legal advisors exchanged drafts of the merger agreement and worked towards finalizing the terms of the transaction, and the parties and their respective advisors continued to conduct reciprocal due diligence.

        On February 24, 2015, the Square 1 board of directors met for a regularly scheduled meeting, which was attended by senior management of Square 1 and representatives of Sandler O'Neill and Wachtell Lipton. During that meeting, the Square 1 board of directors received an update from management on the status of the ongoing diligence efforts. Among these updates was a detailed review of the PacWest loan portfolio analysis management conducted with the assistance of outside consultants. In addition, representatives of Wachtell Lipton discussed with the Square 1 board of directors the terms of the transaction documents and the legal standards applicable to the Square 1 board of directors' decisions and actions with respect to the proposed transaction. The Square 1 board of directors and its advisors discussed the request of PacWest that major stockholders accounting for approximately 29% of the outstanding voting power of Square 1 common stock in the aggregate enter into voting and support agreements in which they would agree to vote their shares in favor of the proposed transaction, including in the event a subsequent competing offer arose, and the fact that such agreements could reduce the probability of a competing offer arising. Representatives of Sandler O'Neill reviewed and discussed with the Square 1 board of directors its financial analysis of the merger consideration and the proposed transaction, including the market liquidity and dividend payment history associated with PacWest common stock. Sandler O'Neill also reported on its discussions with representatives of PacWest, including that PacWest had confirmed a fixed exchange ratio of 0.5997, despite the subsequent increase in the trading price of PacWest common stock, which at that time would result in consideration per share of Square 1 common stock of $27.35. The Square 1 board of directors also discussed the structure of the consideration, and its conclusion that on balance a fixed exchange ratio was in the best interest of Square 1 stockholders because it would enable them to share fully in the potential upside from the combination of PacWest and Square 1 and the realization of resulting synergies. At the conclusion of the meeting, the Square 1 board of directors authorized Square 1 management to finalize a strategic business combination transaction with PacWest on substantially the terms described to the Square 1 board of directors.

        Over the next several days following the meeting of the Square 1 board of directors on February 24, 2015, members of Square 1 management and Wachtell Lipton worked with members of PacWest management and S&C to finalize the merger agreement and related transaction documents, including the terms of the agreements with executive officers of Square 1 described under "—Interests of Square 1 Directors and Officers in the Merger—Letter and Employment Agreements."

        On March 1, 2015, the Square 1 board of directors held a special meeting, together with members of Square 1 management and representatives of Sandler O'Neill and Wachtell Lipton, during which representatives of management, Sandler O'Neill and Wachtell Lipton reviewed for the Square 1 board of directors the final terms of the transaction documents. Representatives of Wachtell Lipton also reviewed for the Square 1 board of directors, as they had previously done, the legal standards applicable to the Square 1 board of directors' decisions and actions with respect to the transaction, and Sandler O'Neill rendered its oral opinion, which was subsequently confirmed in writing, to the Square 1 board of directors that, as of that date, and based upon and subject to the factors, assumptions and limitations set forth in its written opinion, the merger consideration to be paid to the holders of Square 1 common stock in the merger was fair, from a financial point of view, to such holders. The Square 1 board of directors thereafter discussed at length the transaction and the pricing terms, and noted that the trading price and trading volume for Square 1 common stock had increased to all-time highs during the preceding week, in each case at levels that appeared to diverge from the general market and general bank indices and did not appear to be driven by any reports or releases by Square 1. The Square 1 board of directors noted that the implied consideration per share of Square 1 common stock in the potential transaction was below the trading price for Square 1 common stock at the close of trading on the preceding trading date. The Square 1 board of directors also noted its view, and that of its financial advisor, that the recent Square 1 common stock trading reflected market speculation about a potential transaction, and that in the absence of such speculation the trading price of Square 1 common stock would be significantly lower. In this regard, the Square 1 board of directors considered, among other things, the financial analyses of Sandler O'Neill regarding the valuation of Square 1 as a stand-alone entity. The Square 1 board of directors also discussed with management and Square 1's advisors the impact of the transaction on Square 1's employees in light of the importance to preserving the value of Square 1 and its franchise of providing maximum assurances that relationships with employees would not be adversely affected by the transaction. Following extensive discussion and questions and answers, including consideration of the factors described under "—Recommendation of the Square 1 Board of Directors and Reasons for the Merger," the Square 1 board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable and in the best interests of Square 1 and its stockholders, and to recommend that the Square 1 stockholders approve the adoption of the merger agreement.

        Also, on March 1, 2015, the PacWest board of directors held a special meeting to discuss the final terms of the proposed transaction with members of PacWest management and a representative from S&C and approved the entry into the merger agreement.

        Following the respective board meetings of PacWest and Square 1, on the evening of March 1, 2015, Square 1 and PacWest executed the merger agreement, and PacWest executed the voting agreements entered into with certain stockholders of Square 1 and the non-solicitation agreements entered into with certain directors of Square 1. In addition, PacWest and Square 1 also entered into agreements with executive officers of Square 1, as described under "—Interests of Square 1 Directors and Officers in the Merger—Letter and Employment Agreements." On the morning of March 2, 2015, Square 1 and PacWest issued a joint press release announcing the execution of the merger agreement.

Recommendation of the Square 1 Board of Directors and Reasons for the Merger

        After careful consideration, the Square 1 board of directors, at a meeting held on March 1, 2015, determined that the merger agreement and the transactions contemplated therein, including the merger, are fair to and in the best interests of Square 1 and its stockholders and approved and declared advisable the merger agreement and the transactions contemplated therein, including the merger, and recommends that Square 1's Class A common stockholders vote "FOR" the adoption of the merger proposal. In reaching its decision to approve and recommend the adoption of the merger agreement and the transactions contemplated by the merger agreement, the Square 1 board of directors consulted with Square 1's management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

  •
  each of Square 1's, PacWest's and the combined company's business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the Square 1 board of directors considered its view that PacWest's business and operations complement those of Square 1 and that the merger would result in a combined company with diversified revenue sources, a well-balanced loan portfolio and an attractive funding base, as evidenced by a significant portion of core deposit funding;

  •
  its understanding of the current and prospective environment in which Square 1 and PacWest operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Square 1 both with and without the proposed transaction;

  •
  its review and discussions with Square 1's management concerning the due diligence investigation of PacWest;

  •
  management's expectation that PacWest will have a strong capital position upon completion of the transaction;

  •
  the expected pro forma financial impact of the transaction, taking into account anticipated cost savings and other factors, on Square 1 and its stockholders;

  •
  the availability of alternative transactions, including the fact that, in a consolidating industry, institutions with an interest in merging with another institution typically make that interest known; the attractiveness and strategic fit of PacWest as a potential merger partner; and the likelihood of an alternative transaction emerging;

  •
  its belief that the transaction is likely to provide substantial value to Square 1's stockholders and substantially improved liquidity with respect to shares of PacWest common stock that Square 1's stockholders will receive in the merger;

  •
  the opinion of Sandler O'Neill, Square 1's financial advisor, delivered March 1, 2015 to the Square 1 board of directors, and subsequently confirmed in writing, to the effect that, as of that date, subject to procedures followed, assumptions made, matters considered and qualifications and limitations described in Sandler O'Neill's opinion, the merger consideration was fair to the holders of Square 1 common stock from a financial point of view, as more fully described below in the section entitled "—Opinion of Square 1's Financial Advisor";

  •
  the financial and other terms of the merger agreement, including the fixed exchange ratio, which the Square 1 board of directors believe is consistent with market practice for transactions of this type and with the strategic purpose of the transaction, the expected tax treatment and deal protection provisions, which it reviewed with its outside financial and legal advisors;

  •
  the structure of the transaction as a stock-for-stock merger following which Square 1's existing stockholders will continue to participate in the future success of PacWest and reap the benefits of any synergies achieved or any future transactions that might be pursued by PacWest;

  •
  the impact of the transaction on Square 1's employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by PacWest, and the importance to preserving the value of Square 1 and its franchise, both in the event that the merger is completed and in case the merger is not completed, of providing maximum assurances that relationships with employees would not be adversely affected by the transaction;

  •
  the potential risk of diverting management attention and resources from the operation of Square 1's business and towards the completion of the merger;

  •
  the potential risks associated with PacWest achieving anticipated cost synergies and savings and successfully integrating Square 1's business, operations and workforce with those of PacWest;

  •
  the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

  •
  the merger agreement provisions generally requiring Square 1 to conduct its business in the ordinary course and the other restrictions on the conduct of Square 1's business prior to completion of the merger, which may delay or prevent Square 1 from undertaking business opportunities that may arise pending completion of the merger;

  •
  with stock consideration based on a fixed exchange ratio, the risk that the consideration to be paid to Square 1 stockholders could be adversely affected by a decrease in the trading price of PacWest common stock during the pendency of the merger; and

  •
  the possibility of litigation challenging the merger, and its belief that any such litigation would be without merit.

        The foregoing discussion of the factors considered by the Square 1 board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Square 1 board of directors. In reaching its decision to approve the merger agreement and the other transactions contemplated by the merger agreement, including the merger, the Square 1 board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Square 1 board of directors considered all these factors as a whole, including discussions with, and questioning of, Square 1's management and Square 1's financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

        This explanation of Square 1's reasons for the merger and other information presented in this section is forward-looking in nature and should be read in light of the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

        For the reasons set forth above, the Square 1 board of directors has approved the merger agreement and the transactions contemplated thereby and recommends that you vote "FOR" the merger proposal and "FOR" the adjournment proposal.

Opinion of Square 1's Financial Advisor

        By letter dated January 29, 2015, Square 1 retained Sandler O'Neill to act as financial advisor to the Square 1 board of directors in connection with Square 1's consideration of a possible business combination. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. The Square 1 board of directors also considered the fact that Sandler O'Neill is familiar with Square 1 and its business as Sandler O'Neill has provided investment banking services to Square 1 in the past.

        Sandler O'Neill acted as financial advisor in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the March 1, 2015 meeting at which the Square 1 board of directors considered and approved the merger agreement, Sandler O'Neill delivered to the board its oral opinion, which was subsequently confirmed in writing, that, as of such date, the merger consideration was fair to the holders of Square 1 common stock from a financial point of view. The full text of Sandler O'Neill's opinion is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O'Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Square 1 common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

        Sandler O'Neill's opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to Sandler O'Neill as of, that date. Events occurring or information available after that date could materially affect its opinion. Sandler O'Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. The opinion was directed to Square 1's board and is directed only to the fairness of the merger consideration to the holders of Square 1 common stock from a financial point of view. It does not address the underlying business decision of Square 1 to engage in the merger or any other aspect of the merger and is not a recommendation to any holder of Square 1 common stock as to how such stockholder should vote at the special meeting with respect to the merger or any other matter. Sandler O'Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Square 1's officers, directors or employees, or class of such persons, relative to the per share consideration to be received by Square 1 stockholders.

        In connection with rendering its opinion, Sandler O'Neill reviewed and considered, among other things:

  •
  the merger agreement;

  •
  certain publicly available financial statements and other historical financial information of Square 1 that they deemed relevant, including a draft of Square 1's Annual Report on Form 10-K for the year ended December 31, 2014;

  •
  certain publicly available financial statements and other historical financial information of PacWest that they deemed relevant;

  •
  budget information for the fiscal year ending December 31, 2015 prepared by Square 1's management and guidance from senior management of Square 1 for the years thereafter;

  •
  publicly available analyst earnings estimates for Square 1 for the years ending December 31, 2015 and 2016;

  •
  publicly available analyst earnings estimates for PacWest for the years ending December 31, 2015 and 2016;

  •
  the pro forma financial impact of the merger on PacWest based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies discussed with Square 1's senior management;

  •
  a comparison of certain financial and other information for Square 1 and PacWest with similar publicly available information for certain other publicly traded commercial banks;

  •
  the financial terms of certain other recent merger and acquisition transactions in the banking sector;

  •
  the current market environment generally and the banking environment in particular; and

  •
  such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.

        Sandler O'Neill also discussed with certain members of Square 1's senior management the business, financial condition, results of operations and prospects of Square 1 and held similar discussions with the senior management of PacWest regarding the business, financial condition, results of operations and prospects of PacWest.

        In performing its reviews and analyses and in rendering its opinion, Sandler O'Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to them by Square 1 or its representatives or that was otherwise reviewed by them and they assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O'Neill further relied on the assurances of senior management of Square 1 that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. Sandler O'Neill was not asked to, and did not, undertake an independent verification of any of such information and did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O'Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Square 1 or PacWest or any of their respective subsidiaries. Sandler O'Neill did not review any individual credit files of Square 1 or PacWest or make an independent evaluation of the adequacy of the allowance for loan losses of Square 1 or PacWest, and assumed, with Square 1's consent, that the respective allowances for loan losses for both Square 1 and PacWest were adequate to cover any such losses.

        In preparing its analyses, Sandler O'Neill used publicly available earnings estimates and guidance from senior management of Square 1, which senior management of Square 1 confirmed reflected the best judgments of management of the future financial performance of Square 1. With respect to PacWest, PacWest indicated to Sandler O'Neill its policy of not providing earnings guidance. Accordingly, Sandler O'Neill used publicly available analyst earnings estimates and consensus long-term growth estimates. Sandler O'Neill also used in its analyses certain forecasts of transaction costs, purchase accounting adjustments and expected cost savings. These figures, which included a limited amount of cost savings in the transaction, were estimated by Sandler O'Neill and reviewed with senior management of Square 1. With respect to the earnings guidance provided to Sandler O'Neill by Square 1 management, Sandler O'Neill assumed that it had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management, and Sandler O'Neill assumed that such performance would be achieved. Sandler O'Neill expressed no opinion as to such earnings guidance or the assumptions on which it was based. Sandler O'Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Square 1 or PacWest since the date of the most recent financial data made available to them as of the date of their opinion.

        Sandler O'Neill assumed in all respects material to its analysis that Square 1 and PacWest will remain as going concerns for all periods relevant to its analyses, that the parties to the merger agreement will comply with all material terms of the merger agreement, that all of the representations and warranties contained in the merger agreement are true and correct, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the agreement and that the conditions precedent in the merger agreement will not be waived, that no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Square 1, PacWest or the merger, and that the merger will be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Sandler O'Neill's opinion was approved by its fairness opinion committee. Finally, Sandler O'Neill expressed no opinion as to the legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

        In rendering its opinion, Sandler O'Neill performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Sandler O'Neill's opinion or the presentation made by Sandler O'Neill to the Square 1 board of directors, but is a summary of all material analyses performed and presented by Sandler O'Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Also, no company included in Sandler O'Neill's comparative analyses described below is identical to Square 1 or PacWest and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Square 1 and PacWest and the companies to which they are being compared. In arriving at its opinion, Sandler O'Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O'Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinions; rather, Sandler O'Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

        In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Square 1, PacWest and Sandler O'Neill. The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the board of directors of Square 1 at its March 1, 2015, meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analyses do not necessarily reflect the value of Square 1 common stock or the prices at which Square 1 common stock or PacWest common stock may be sold at any time. The analyses of Sandler O'Neill and its opinion were among a number of factors taken into consideration by the Square 1 board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the Square 1 board of directors or management with respect to the fairness of the merger.

        Summary of Proposal.    Sandler O'Neill reviewed the financial terms of the proposed transaction. As described in the merger agreement, Square 1 stockholders will receive in exchange for each share of Square 1 common stock 0.5997 of a share of PacWest common stock. Using PacWest's February 27, 2015 closing stock price of $45.84, and based upon 29,607,835 common shares outstanding, including all 30,000 outstanding warrants with a weighted average exercise price of $10.00 per share to be exercised prior to closing, 437,788 outstanding Square 1 RSUs that vest, according to their terms, upon a change in control, and options to purchase 1,096,060 shares of Square 1 common stock with a weighted average exercise price of $6.13 per share that will be cashed out by PacWest at closing, Sandler O'Neill calculated a per share consideration of $27.49 and aggregate consideration of approximately

$849.4 million. Based upon financial information for Square 1 as of and for the twelve months ended December 31, 2014, Sandler O'Neill calculated the following transaction ratios:

Transaction Value / Book Value Per Share:	262%
Transaction Value / Tangible Book Value Per Share:	263%
Transaction Value / LTM Earnings Per Share:	23.3x
Core Deposit Premium(1):	19.8%
30-day Market Premium(2):	19.3%

(1)
Tangible book premium to core deposits calculated as (deal value – tangible equity) / (core deposits); Core Deposits defined as deposits, less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits.

(2)
Based upon the closing stock price on January 27, 2015.

        Stock Trading History.    Sandler O'Neill reviewed the history of the publicly reported trading prices of Square 1 common stock for the period from Square 1's initial public offering to February 27, 2015, and PacWest common stock for the one year period ending February 27, 2015. Sandler O'Neill then compared the relationship between the movements in the price of Square 1 common stock and PacWest common stock, respectively, to movements in their respective peer groups as well as certain stock indices. During the period since Square 1's initial public offering, Square 1 common stock outperformed its comparable peers (which group consists of the banks set forth under "Comparable Company Analysis" below) as well as the NASDAQ Bank Index and the S&P 500 Index. During the one-year period ending February 27, 2015, PacWest common stock outperformed its comparable peers (which group consists of the banks set forth under "Comparable Company Analysis" below) and the NASDAQ Bank Index but underperformed the S&P 500 Index.

Square 1's Stock Performance Since IPO

	Beginning Index Value March 26, 2014	Ending Index Value February 27, 2015
Square 1	100%	153.8%
Square 1 Peers(1)	100%	96.5%
NASDAQ Bank Index	100%	98.3%
S&P 500 Index	100%	113.6%

(1)
Group comprised of regional high performing banks in high growth geographic markets and niche businesses; Square 1 has historically used this group for comparable purposes. See "Comparable Company Analysis" below for a listing of such banks.

 PacWest's One Year Stock Performance

	Beginning Index Value February 27, 2014	Ending Index Value February 27, 2015
PacWest	100%	107.5%
PacWest Peers(1)	100%	97.4%
NASDAQ Bank Index	100%	102.2%
S&P 500 Index	100%	113.5%

(1)
Group comprised of 20 commercial banks with assets between $12 billion and $24 billion, excluding companies that are closely held by insiders. See "Comparable Company Analysis" below for a listing of such commercial banks.

        Review of Analyst Recommendations and Estimates.    Sandler O'Neill reviewed publicly available research analyst estimates and recommendations to outline the current analyst views of Square 1. The analysis compared published recommendations and earnings per share estimates for the years ending December 31, 2015 and 2016. As of February 27, 2015, three research analysts had published recommendations for Square 1, composed of one "market perform" recommendation and two "buy" recommendations. The table below sets forth the median of the estimates:

2015 earnings per share	$1.25
2016 earnings per share	$1.45

        Sandler O'Neill also reviewed publicly available research analyst estimates and recommendations to outline the current analyst views of PacWest. The analysis compared published recommendations and earnings per share estimates for the years ending December 31, 2015 and 2016. As of February 27, 2015, nine research analysts had published recommendations for PacWest, composed of two "equal weight" or "sector perform" recommendations and seven "outperform" or "buy" recommendations. The table below sets forth the median of the estimates:

2015 earnings per share	$2.88
2016 earnings per share	$3.10

        Comparable Company Analysis.    Sandler O'Neill used publicly available information to compare selected financial information for Square 1 with a group of financial institutions selected by Sandler O'Neill which Square 1 has historically used for comparable purposes. The Square 1 peer group consisted of regional high performing banks in high growth markets and niche businesses. The Square 1 peer group consisted of the following companies:

    Bridge Capital Holdings
    First Republic Bank
    Signature Bank
    SVB Financial Group
    Texas Capital Bancshares, Inc.

        The analysis compared publicly available financial information for Square 1 with the comparable data for the Square 1 peer group as of or for the twelve months ended December 31, 2014, with pricing data as of February 27, 2015. The table below sets forth the data for Square 1 and the median and mean data for the Square 1 peer group.

Square 1 Comparable Company Analysis

	Square 1	Peer Group Median	Peer Group Mean
Total assets (in millions)	$3,095	$27,319	$26,546
Tangible common equity/Tangible assets	9.77%	8.27%	8.50%
Total risk-based capital ratio	14.95%	13.92%	13.40%
LTM Return on average assets	1.25%	1.07%	1.17%
LTM Return on avg. tangible common equity	12.8%	11.6%	11.7%
Net interest margin	4.07%	3.32%	3.60%
Efficiency ratio	49.6%	55.2%	53.6%
Loan loss reserves/Gross loans	1.70%	0.89%	1.00%
Non-performing assets(1)/Total assets	0.56%	0.23%	0.33%
Net charge-offs/Average loans	0.68%	0.05%	0.12%
Price/Tangible book value	264%	215%	206%
Price/2015 Earnings per share(2)	22.1x	18.1x	18.2x
Price/2016 Earnings per share(2)	19.1x	15.7x	15.1x
Current dividend yield	0.0%	0.0%	0.2%
Market value (in millions)	$799	$6,259	$4,590

(1)
Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.

(2)
Based on median analyst estimates.

        Sandler O'Neill used publicly available information to perform a similar analysis for PacWest and a group of financial institutions as selected by Sandler O'Neill. The PacWest peer group consisted of 20 commercial banks with assets between $12 billion and $24 billion, excluding companies that were closely held by insiders and companies that were merger targets. The PacWest peer group consisted of the following companies:

BancorpSouth, Inc.	Prosperity Bancshares, Inc.
Bank of Hawaii Corporation	TCF Financial Corporation
BankUnited, Inc.	Texas Capital Bancshares, Inc.
Commerce Bancshares, Inc.	Trustmark Corporation
F.N.B. Corporation	UMB Financial Corporation
Fulton Financial Corporation	Umpqua Holdings Corporation
Hancock Holding Company	United Bankshares, Inc.
IBERIABANK Corporation	Valley National Bancorp
MB Financial, Inc.	Webster Financial Corporation
PrivateBancorp, Inc.	Wintrust Financial Corporation

        The analysis compared publicly available financial information for PacWest with the comparable data for the PacWest peer group as of or for the twelve months ended December 31, 2014, with pricing data as of February 27, 2015. The table below sets forth the data for PacWest and the median and mean data for the PacWest peer group.

 PacWest Comparable Company Analysis

	PacWest	Peer Group Median	Peer Group Mean
Total assets (in millions)	$16,235	$17,125	$17,375
C&I Loans/Total Loans(1)	36.43%	21.67%	25.24%
Tangible common equity/Tangible assets	12.20%	8.39%	8.30%
Leverage ratio	12.34%	9.96%	9.57%
Total risk-based capital ratio	16.07%	13.62%	13.67%
LTM Return on average assets	1.27%	0.93%	0.95%
LTM Return on average equity	6.11%	7.62%	8.40%
Net interest margin	5.95%	3.59%	3.65%
Efficiency ratio	41.5%	62.9%	61.5%
Loan loss reserves/Gross loans	0.71%	1.02%	1.03%
Reported non-performing assets/Total assets	0.78%	0.63%	0.93%
Net charge-offs/Average loans	0.02%	0.13%	0.15%
Price/Tangible book value	267%	175%	188%
Price/2015 Earnings per share(2)	16.1x	14.8x	14.9x
Price/2016 Earnings per share(2)	15.0x	13.2x	13.4x
Current dividend yield	4.4%	2.2%	2.3%
Market value (in millions)	$4,722	$2,350	$2,603

(1)
Based on regulatory loan data.

(2)
Based on median analyst estimates.

        Analysis of Selected Merger Transactions.    Sandler O'Neill reviewed a nationwide group of comparable merger and acquisition transactions. The group consisted of 19 transactions nationwide, announced between January 1, 2010 and February 27, 2015, involving banks and thrifts, with transaction values between $500 million and $6 billion (the "Nationwide M&A Transactions").

        The Nationwide M&A Transactions group was composed of the following transactions:

    Royal Bank of Canada/ City National Corporation
    BB&T Corporation/ Susquehanna Bancshares, Inc.
    Sterling Bancorp / Hudson Valley Holding Corp.
    Banner Corporation / Starbuck Bancshares, Inc.
    CIT Group Inc. / IMB HoldCo LLC
    First Citizens BancShares, Inc. / First Citizens Bancorporation, Inc.
    Umpqua Holdings Corporation / Sterling Financial Corporation
    PacWest Bancorp / CapitalSource Inc.
    MB Financial, Inc. / Taylor Capital Group, Inc.
    Banco de Credito e Inversiones SA / CM Florida Holdings, Inc.
    Columbia Banking System, Inc. / West Coast Bancorp
    FirstMerit Corporation / Citizens Republic Bancorp, Inc.
    M&T Bank Corporation / Hudson City Bancorp, Inc.
    Hilltop Holdings Inc. / PlainsCapital Corporation
    Mitsubishi UFJ Financial Group, Inc. / Pacific Capital Bancorp
    Prosperity Bancshares, Inc. / American State Financial Corporation
    Comerica Incorporated / Sterling Bancshares, Inc.
    Hancock Holding Company / Whitney Holding Corporation
    First Niagara Financial Group / NewAlliance Bancshares Inc.

        Sandler O'Neill reviewed the following multiples: transaction price to last-twelve-months earnings per share, transaction price to estimated earnings per share, transaction price to tangible book value per share, tangible book premium to core deposits, and one-day market premium. Sandler O'Neill compared the indicated transaction multiples to the median and mean multiples of the comparable transaction groups.

	Square 1 / PacWest	Mean Nationwide Transactions	Median Nationwide Transactions
Transaction value/LTM earnings per share	23.3x	15.9x	14.2x
Transaction value/Estimated earnings per share(1):	22.0x	23.8x	19.3x
Transaction value/Tangible book value per share:	263%	167%	167%
Core deposit premium(2):	19.8%	11.6%	10.2%
1-Day market premium:	—	27.3%	25.0%

(1)
Based on median analyst estimates.

(2)
Tangible book premium to core deposits calculated as (deal value – tangible equity) / (core deposits); Core Deposits defined as deposits, less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits.

        Net Present Value Analysis.    Sandler O'Neill performed an analysis that estimated the net present value per share of Square 1 common stock assuming Square 1 performed in accordance with earnings estimates reviewed with management of Square 1. The analysis also assumed that Square 1's regular cash dividend remained at $0.00 per share annually through 2018. To approximate the terminal value of Square 1 common stock at December 31, 2018, Sandler O'Neill applied price-to-earnings multiples ranging from 17.0x to 19.0x and multiples of tangible book value ranging from 205% to 230%. The terminal values were then discounted to present values using different discount rates ranging from 11.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Square 1 common stock. Using a 20-year normalized treasury yield of 4.00%, an equity risk premium of 5.00% and a size premium of 1.98%, Sandler O'Neill calculated a 10.98% discount rate for Square 1. As illustrated in the following tables, the analysis indicates an imputed range of values per share of Square 1 common stock of $19.79 to $25.48 when applying multiples of earnings to the applicable amounts indicated in the Square 1 forecasts and $19.88 to $25.69 when applying multiples of tangible book value to the applicable amounts indicated in the Square 1 forecasts.

Earnings Per Share Multiples

Discount Rate	17.0x	17.5x	18.0x	18.5x	19.0x
11.0%	$22.80	$23.47	$24.14	$24.81	$25.48
12.0%	22.00	22.64	23.29	23.94	24.58
12.5%	21.61	22.24	22.88	23.51	24.15
13.0%	21.23	21.85	22.48	23.10	23.72
14.0%	20.49	21.09	21.70	22.30	22.90
14.5%	20.14	20.73	21.32	21.91	22.51
15.0%	19.79	20.37	20.95	21.53	22.12

Tangible Book Value Multiples

Discount Rate	205%	215%	220%	225%	230%
11.0%	$22.90	$24.02	$24.58	$25.14	$25.69
12.0%	22.09	23.17	23.71	24.25	24.79
12.5%	21.70	22.76	23.29	23.82	24.35
13.0%	21.32	22.36	22.88	23.40	23.92
14.0%	20.58	21.59	22.09	22.59	23.09
14.5%	20.23	21.21	21.71	22.20	22.69
15.0%	19.88	20.85	21.33	21.82	22.30

        Sandler O'Neill also considered and discussed with the Square 1 board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O'Neill performed a similar analysis assuming Square 1's net income varied from 25% above forecasts to 25% below forecasts. This analysis resulted in the following range of per share values for Square 1 common stock, using the same price-to-earnings multiples of 17.0x to 19.0x and a discount rate of 10.98%.

Earnings Per Share Multiples

Annual Budget Variance	17.0x	17.5x	18.0x	18.5x	19.0x
(25.0)%	$17.11	$17.61	$18.12	$18.62	$19.12
(20.0)%	18.25	18.79	19.33	19.86	20.40
(15.0)%	19.39	19.96	20.53	21.10	21.67
(10.0)%	20.53	21.14	21.74	22.35	22.95
(5.0)%	21.67	22.31	22.95	23.59	24.22
0.0%	22.81	23.49	24.16	24.83	25.50
5.0%	23.96	24.66	25.36	26.07	26.77
10.0%	25.10	25.83	26.57	27.31	28.05
15.0%	26.24	27.01	27.78	28.55	29.32
20.0%	27.38	28.18	28.99	29.79	30.60
25.0%	28.52	29.36	30.20	31.04	31.87

        Sandler O'Neill also performed an analysis that estimated the net present value per share of PacWest common stock assuming that PacWest performed in accordance with publicly available analyst earnings estimates for the years ending December 31, 2015 and 2016, and thereafter grew at the Bloomberg annual long-term growth rate of 7%. To approximate the terminal value of PacWest common stock at December 31, 2018, Sandler O'Neill applied price-to-earnings multiples ranging from 15.0x to 17.5x and multiples of tangible book value ranging from 240% to 290%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 12.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of PacWest common stock. As illustrated in the following tables, the analysis indicates an imputed range of values per share of PacWest common stock of $40.05 to $50.62 when applying earnings multiples to the applicable amounts indicated in the PacWest analyst forecasts and $39.54 to $51.50 when applying multiples of tangible book value to the applicable amounts indicated in the PacWest analyst forecasts.

 Earnings Per Share Multiples

Discount Rate	15.0x	15.5x	16.0x	16.5x	17.0x	17.5x
9.0%	$44.35	$45.61	$46.86	$48.11	$49.37	$50.62
9.5%	43.59	44.83	46.06	47.29	48.52	49.75
10.0%	42.85	44.06	45.27	46.48	47.69	48.90
10.5%	42.13	43.32	44.50	45.69	46.88	48.07
11.0%	41.42	42.59	43.75	44.92	46.09	47.25
11.5%	40.73	41.87	43.02	44.16	45.31	46.45
12.0%	40.05	41.18	42.30	43.43	44.55	45.68

Tangible Book Value Multiples

Discount Rate	240%	250%	260%	270%	280%	290%
9.0%	$43.78	$45.32	$46.87	$48.41	$49.96	$51.50
9.5%	43.03	44.55	46.07	47.58	49.10	50.61
10.0%	42.30	43.79	45.28	46.77	48.26	49.75
10.5%	41.59	43.05	44.51	45.97	47.44	48.90
11.0%	40.89	42.33	43.76	45.20	46.63	48.07
11.5%	40.21	41.62	43.03	44.44	45.85	47.26
12.0%	39.54	40.92	42.31	43.69	45.08	46.46

        Sandler O'Neill also considered and discussed with the Square 1 board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O'Neill performed a similar analysis assuming PacWest's net income varied from 25% above analyst forecasts to 25% below analyst forecasts. This analysis resulted in the following range of per share values for PacWest common stock, using the same price-to-earnings multiples of 15.0x to 17.5x and a discount rate of 9.04%, based on a 4.00% 20-year normalized treasury yield, a two-year beta of PacWest common stock of 1.008x, and an equity risk premium of 5.00%.

Earnings Per Share Multiples

Annual Budget Variance	15.0x	15.5x	16.0x	16.5x	17.0x	17.5x
(25.0)%	$34.90	$35.84	$36.78	$37.72	$38.66	$39.59
(20.0)%	36.78	37.78	38.78	39.78	40.78	41.79
(15.0)%	38.66	39.72	40.78	41.85	42.91	43.98
(10.0)%	40.53	41.66	42.79	43.91	45.04	46.17
(5.0)%	42.41	43.60	44.79	45.98	47.17	48.36
0.0%	44.29	45.54	46.79	48.05	49.30	50.55
5.0%	46.17	47.48	48.80	50.11	51.43	52.74
10.0%	48.05	49.42	50.80	52.18	53.56	54.93
15.0%	49.92	51.36	52.80	54.24	55.68	57.12
20.0%	51.80	53.30	54.81	56.31	57.81	59.31
25.0%	53.68	55.25	56.81	58.38	59.94	61.51

        In connection with its analyses, Sandler O'Neill considered and discussed with the Square 1 board of directors how the present value analyses would be affected by changes in the underlying assumptions. Sandler O'Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

        Pro Forma Merger Analysis.    Sandler O'Neill analyzed certain potential pro forma effects of the merger, based on the following assumptions: (i) the merger closes in the fourth calendar quarter of 2015; (ii) 100% of the outstanding shares of Square 1 common stock are converted into PacWest common stock at the fixed exchange ratio of 0.5997; (iii) all outstanding Square 1 options will be cashed out by PacWest at closing; (iv) all outstanding Square 1 warrants will be exercised prior to closing; (v) all outstanding Square 1 RSUs will vest upon a change-in-control and be cashed out by PacWest at closing; and (vi) PacWest's closing stock price of $45.84 on February 27, 2015. Sandler O'Neill also incorporated the following assumptions: (a) 2015 and 2016 estimated earnings per share forecasts for both Square 1 and PacWest based on median research consensus estimates; (b) replacing a portion of PacWest's CD funding with Square 1's off-balance sheet deposits of $400 million in 2016, $200 million in 2017 and $200 million in 2018, at a cost savings of 0.75%; (c) purchase accounting adjustments of a credit mark on loans equal to Square 1's fourth quarter 2014 allowance for loan losses (1.70% of gross loans), thereby reducing Square 1's stand-alone provision expense by 25% annually, and no interest rate marks; (d) cost savings equal to 20% of Square 1's forecasted non-interest expense, 100% realized in the first year; (e) transaction costs and expenses of approximately $35 million, $30 million of which is related to Square 1 and expensed pre-closing; (f) a 1.50% core deposit premium on $1.95 billion of core deposits; and (g) a tax rate of 40% on pro forma adjustments. The analysis indicated that the merger would be less than 1% dilutive to PacWest's earnings per share in 2016 (excluding transaction expenses in 2015) and less than 2% dilutive to tangible book value per share at close.

        In connection with this analyses, Sandler O'Neill considered and discussed with the Square 1 board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

        Sandler O'Neill's Relationship.    Sandler O'Neill acted as the financial advisor to the Square 1 board of directors in connection with the merger and will receive a transaction fee of approximately $7.64 million in connection with the merger, contingent on the closing of the merger. Sandler O'Neill has also received a fee of $750,000 in connection with the delivery of its fairness opinion, which will be credited in full against the transaction fee that becomes due and payable upon the closing of the merger. Square 1 has also agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees and agents against certain expenses and liabilities, including liabilities under applicable federal or state law.

        In the past, Sandler O'Neill has provided certain other investment banking services for Square 1 and has received compensation for such services. Most recently, Sandler O'Neill acted as a lead book running underwriter in connection with Square 1's initial public offering of common stock in March 2014 as well as financial advisor in Square 1's fall 2012 private capital raise, placement agent in Square 1's May 2010 private placement, and placement agent in Square 1's de novo capital raise in August 2005. In the past two years, Sandler O'Neill has received compensation of $5.33 million from Square 1 for these services. In the past two years, Sandler O'Neill has not performed any services for PacWest for which it has received or is entitled to compensation. In the ordinary course of Sandler O'Neill's business as a broker-dealer, it may also purchase securities from and sell securities to Square 1 and PacWest and their affiliates. It may also actively trade the securities of Square 1 and PacWest for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Certain Square 1 Unaudited Prospective Financial Information

        Square 1 does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Square 1 is including in this proxy statement/prospectus certain unaudited prospective financial information that was made available to Square 1's financial advisor and to PacWest in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Square 1, PacWest, Sandler O'Neill, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

        Square 1's management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Square 1's business, all of which are difficult to predict and many of which are beyond Square 1's control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Square 1 can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Square 1's business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements."

        The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Square 1's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

        Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Square 1 can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Square 1 does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on Square 1 of the merger and does not attempt to predict or suggest future results of the combined company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on Square 1 of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on Square 1 of any possible failure of the merger to occur. None of Square 1, PacWest, Sandler O'Neill or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of Square 1 or other person regarding Square 1's ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by Square 1, PacWest, Sandler O'Neill or any other person that it is viewed as material information of Square 1, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote in favor of the merger proposal or any other proposal to be considered at the special meeting, but is being provided solely because it was made available to Square 1's financial advisor in connection with the merger and to PacWest in connection with PacWest's due diligence of Square 1.

        In light of the foregoing, and considering that the special meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Square 1 stockholders are cautioned not to place unwarranted reliance on such information, and Square 1 urges all Square 1 stockholders to review Square 1's most recent SEC filings for a description of Square 1's reported financial results. See "Where You Can Find More Information."

        The following table presents Square 1 unaudited prospective financial information for the years ending December 31, 2015 through 2018 provided to Sandler O'Neill and PacWest and discussed by Square 1 with each such party and, in the case of Sandler O'Neill, used in connection with its fairness opinion to the Square 1 board of directors. The earnings per share information consists of IBES median consensus estimates for fiscal years 2015 and 2016 and management approved extrapolation for fiscal years 2017 and 2018 based on an assumed growth rate.

	Year Ending December 31,
	2015	2016	2017	2018
	($ in millions, except per share amounts)
Earnings per share	$1.25	$1.45	$1.72	$2.04
Net interest income	125.8	143.3	171.2	201.1
Noninterest income	27.8	32.8	37.1	43.4
Noninterest expense	81.9	93.1	110.1	128.1
Net income	38.5	44.7	53.0	62.9
Total assets	3,621.8	4,225.4	4,969.3	5,786.5

PacWest's Reasons for the Merger

        In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the PacWest board of directors consulted with PacWest senior management and advisors and considered a number of factors, including the following material factors:

  •
  each of PacWest's, Square 1's and the combined company's business, operations, financial condition, asset quality, earnings and prospects;

  •
  the potential to grow core deposits and the improvement in PacWest's deposit and liquidity position resulting from the replacement of existing PacWest time deposits with Square 1's existing core deposits;

  •
  the ability to further complement PacWest's existing specialty lending practices with Square 1's lending focus on venture-backed technology and science companies;

  •
  Square 1's diverse loan portfolio across industries, stages, geography and size;

  •
  its belief that PacWest will be better positioned for rising interest rates due to the high percentage of variable rate loans in Square 1's loan portfolio and high percentage of noninterest-bearing deposits;

  •
  the ability to increase PacWest's presence in the dynamic technology and life-sciences markets;

  •
  Square 1's seasoned bankers, who are expected to remain with PacWest, and their extensive network and proven track record in lending to venture-backed companies;

  •
  its review and discussions with PacWest's management and advisors concerning the due diligence examination of Square 1;

  •
  management's expectation that PacWest will continue to have a strong capital position upon completion of the transaction;

  •
  its review with its legal advisor, Sullivan & Cromwell LLP, of the merger agreement and other agreements, including the provisions of the merger agreement designed to enhance the probability that the transaction will be completed;

  •
  the synergies potentially available in the proposed transaction which create the opportunity for PacWest to have superior future earnings and prospects compared to PacWest's earnings and prospects on a stand-alone basis;

  •
  the potential risks associated with achieving anticipated cost synergies and successfully integrating Square 1's business, operations and workforce with those of PacWest;

  •
  PacWest's past record of integrating acquisitions and of realizing projected financial goals and benefits of acquisitions;

  •
  the potential risk of diverting management attention and resources from the operation of PacWest's business and towards the completion of the merger and the integration of Square 1;

  •
  the regulatory and other approvals required in connection with the merger and the expected likelihood that such regulatory approvals will be received in a reasonably timely manner and without the imposition of unacceptable conditions; and

  •
  the possibility of litigation challenging the merger, and PacWest's belief that any such litigation would be without merit.

        The foregoing discussion of the information and factors considered by the PacWest board of directors is not intended to be exhaustive, but includes the material factors considered by the PacWest board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the PacWest board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The PacWest board of directors considered all these factors as a whole, including discussions with, and questioning of, PacWest's senior management and PacWest's advisors, and overall considered the factors to be favorable to, and to support its determination to approve entering into the merger agreement.

        This explanation of PacWest's reasons for the merger and other information presented in this section is forward-looking in nature and should be read in light of the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

        PacWest's board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding enhanced business prospects, anticipated cost savings and earnings accretion/dilution. The PacWest board of directors concluded, however, that the potential positive factors outweighed the potential risks of completing the transaction.

Management and Board of Directors of PacWest After the Merger

        On or prior to the effective time, the PacWest board of directors will increase the number of directors constituting the PacWest board of directors by one and fill such vacancy by a current director of Square 1 selected by Square 1 and reasonably acceptable to PacWest to be effective immediately following the effective time. The officers of PacWest immediately prior to the effective time will be the officers of the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified.

Interests of Square 1 Directors and Executive Officers in the Merger

        In considering the recommendation of the Square 1 board of directors with respect to the merger, Square 1 stockholders should be aware that the executive officers and directors of Square 1 have certain interests in the merger that may be different from, or in addition to, the interests of Square 1 stockholders generally. The Square 1 board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and making its recommendation that Square 1 stockholders vote to approve the Square 1 merger proposal. These interests are described in further detail below.

Treatment of Outstanding Equity Awards

        Square 1 Stock Options.    At the effective time, each outstanding Square 1 stock option, whether vested or unvested, will be cancelled and will entitle the holder of such option to receive an amount in cash equal to the product of (i) the total number of shares of Square 1 common stock subject to such option and (ii) the excess, if any, of (A) the product of (1) the PacWest Average Closing Price and (2) 0.5997 over (B) the exercise price per share of Square 1 common stock underlying such option, less any applicable taxes to be withheld with respect to such payment.

        Square 1 RSUs.    At the effective time, each outstanding Square 1 RSU will be cancelled and will entitle the holder to receive an amount in cash equal to the product of (i) the number of shares of Square 1 common stock subject to such Square 1 RSU and (ii) the product of (A) the PacWest Average Closing Price and (B) 0.5997, less any applicable taxes to be withheld with respect to such payment.

        For an estimate of the amounts that would become payable to each of Square 1's named executive officers in settlement of their unvested equity-based awards, see "—Quantification of Potential Payments and Benefits to Square 1's Named Executive Officers" below. We estimate that the aggregate amount that would become payable to Square 1's other four executive officers, who are not named executive officers, in settlement of their unvested equity awards, assuming the effective time were March 31, 2015, and based on a price per share of Square 1 common stock of $25.76 (the average closing price of a share of Square 1 common stock on the five business days following the announcement of the merger), is $2,253,740. We estimate that the aggregate amount that would become payable to all of Square 1's directors in settlement of their unvested equity-based awards, assuming the effective time were March 31, 2015, and based on a price per share of Square 1 common stock of $25.76, is $679,359.

Letter Agreements and Employment Agreements

New Letter Agreements with PacWest

        In connection with the execution of the merger agreement, PacWest entered into letter agreements with Douglas Bowers, Samir Bhaumik, Diane Earle, Judith Erwin and Frank Tower. In consideration for certain retention awards and other benefits described below, the letter agreements supersede each of the foregoing executive officers' employment agreements with Square 1, which will terminate upon the consummation of the merger.

        Douglas Bowers.    The letter agreement with Mr. Bowers provides that, for six months following the consummation of the merger, he will serve in the position of president of the businesses that comprised Square 1 Bank prior to the merger. He will be entitled to an aggregate base salary of $300,000 for his services during this period and an annual bonus for 2015, which will be prorated in the event his employment terminates prior to December 31, 2015.

        In the absence of the letter agreement with PacWest, Mr. Bowers would have been entitled to a severance payment upon a qualifying termination of employment following consummation of the merger equal to the product of (a) three and (b) the sum of his annual base salary and the average of his annual bonuses over the three years preceding the consummation of the merger. In consideration for the termination of Mr. Bowers' employment agreement with Square 1, including rights to any severance benefits thereunder, he will receive a cash retention award on the closing date of the merger of $4,140,000, which is equal to the change-in-control severance payment described above (except that the portion of such severance payment that would have been based on a three-year average annual bonus is based on his current target annual bonus in order to align it with severance arrangements with the other executive officers discussed below). In addition, Mr. Bowers will receive a cash retention award of $500,000 if he remains employed through the end of the six-month retention period or experiences an earlier termination of employment due to death, disability, involuntary termination without cause or resignation for good reason. Mr. Bowers will receive an additional cash retention award of $390,000 if the Square 1 Bank unit achieves annualized loan growth of 18% or more and annualized deposit growth of 18% or more during the retention period, subject to his continued employment through the end of the six-month retention period or earlier termination of employment due to death, disability, involuntary termination without cause or resignation for good reason.

        Notwithstanding the termination of Mr. Bowers' employment agreement, the restrictive covenants contained therein concerning competition, solicitation of customers and employees and disclosure of confidential information are incorporated into Mr. Bowers' letter agreement with PacWest. In addition, Mr. Bowers is required to execute a release of claims in favor of PacWest in order to receive accelerated vesting of his retention awards in connection with a qualifying termination of employment.

        Other Executive Officers.    The letter agreements with Samir Bhaumik, Diane Earle, Judith Erwin and Frank Tower provide that, following the consummation of the merger, each will serve in the following positions with respect to the Square 1 Bank unit of PacWest: Mr. Bhaumik, Executive Vice President, Banking; Ms. Earle, Executive Vice President, Chief Credit Officer; Ms. Erwin, Executive Vice President, Strategic Business Activities; and Mr. Tower, Executive Vice President, Banking. For their services following consummation of the merger, each of the foregoing executive officers will be entitled to an annual base salary of the following amounts: Mr. Bhaumik, $280,000; Ms. Earle, $255,000; Ms. Erwin, $275,000; and Mr. Tower, $250,000. Each of the foregoing executive officers will also be entitled to an annual target bonus opportunity equal to 80% of his or her respective annual base salary.

        In the absence of the letter agreements with PacWest, each of the foregoing executive officers would have been entitled (whether under their existing employment agreements with Square 1 or amendments to their existing employment agreements with Square 1 that were anticipated prior to execution of the letter agreements) to a severance payment upon a qualifying termination of employment following consummation of the merger equal to the product of (a) two and (b) the sum of the executive officer's annual base salary and annual target bonus opportunity. In consideration for the termination of the employment agreements with Square 1, including rights to any severance benefits thereunder, each of the foregoing executive officers will receive a cash retention award on the closing date of the merger in the following amounts: Mr. Bhaumik, $335,000; Ms. Earle, $310,000; Ms. Erwin, $330,000; and Mr. Tower, $300,000. Each cash retention award is equal to approximately 1/3 of the value of the change-in-control severance payment described above. In addition, as soon as practicable following the consummation of the merger, each of the foregoing executive officers will receive a restricted stock award with respect to a number of shares of PacWest common stock determined by dividing the following amounts by the closing price of a share of PacWest common stock on the grant date: Mr. Bhaumik, $675,000; Ms. Earle, $610,000; Ms. Erwin, $660,000; and Mr. Tower, $600,000. Each of the foregoing amounts is equal to approximately two-thirds of the value of the change-in-control severance payment described above. The restricted stock awards will vest, subject to the executive officer's continued employment, in equal installments on the second and third anniversaries of the closing date of the merger, or upon an earlier termination of employment due to death, disability, involuntary termination without cause or resignation for good reason.

        Notwithstanding the termination of the foregoing executive officers' employment agreements, the restrictive covenants contained therein concerning competition, solicitation of customers and employees and disclosure of confidential information are incorporated into their respective letter agreements with PacWest. In addition, each is required to execute a release of claims in favor of PacWest in order to receive accelerated vesting of his or her restricted stock award in connection with a qualifying termination of employment.

Employment Agreements with Square 1

        Square 1 is currently party to employment agreements with each of Jason Kranack, Patrick Oakes and Gregory Thompson. These employment agreements provide for, upon an involuntary termination without cause or resignation for good reason, a lump sum cash severance payment equal to the product of (a) two and (b) the sum of the executive officer's annual base salary and annual target bonus opportunity. Based on the current annual base salaries and annual target bonus opportunities of Messrs. Kranack, Oakes and Thompson, we estimate that their severance payments would be $792,000, $936,000 and $900,000, respectively. The foregoing severance payments are subject to the execution of a release of claims in favor of Square 1. In addition, Messrs. Kranack, Oakes and Thompson are subject to restrictive covenants concerning competition, solicitation of customers and employees and disclosure of confidential information.

2015 Annual Bonuses

        Any employee of Square 1 (including the executive officers) who experiences a severance qualifying termination of employment following consummation of the merger will be eligible for an annual bonus for 2015. In the event that the applicable employee's termination of employment occurs during 2015, such bonus will be prorated for the portion of 2015 that elapsed prior to the date of termination.

        For an estimate of the amounts that would become payable to each of Square 1's named executive officers in respect of their prorated 2015 annual bonuses, see "—Quantification of Potential Payments and Benefits to Square 1's Named Executive Officers" below. We estimate that the aggregate amount that would become payable to Square 1's four executive officers that are not included below under

"Quantification of Potential Payments and Benefits to Square 1's Named Executive Officers" in respect of their prorated 2015 annual bonuses if the effective time were March 31, 2015, they each experienced a termination of employment at such time, and assuming the bonus is paid based on each executive officer's target opportunity, is $201,000.

Indemnification and Insurance

        Pursuant to the terms of the merger agreement, following the effective time, PacWest has agreed to indemnify present and former directors and officers of Square 1 in connection with any claim arising out of actions or omissions occurring at or prior to the effective time to the fullest extent permitted under law as described in "The Merger Agreement—Indemnification and Directors' and Officers' Insurance."

Board of Directors of PacWest Bank After the Merger

        Pursuant to the merger agreement, the board of directors of PacWest will be increased by one, which vacancy will be filled by a current director of Square 1 that is selected by Square 1 and reasonably acceptable to PacWest. As of the date of this document, the director has not been selected.

Quantification of Potential Payments to Square 1's Named Executive Officers in Connection with the Merger

        The information set forth in the table below summarizes certain compensation for each of Square 1's named executive officers that is based on or otherwise relates to the merger ("merger-based compensation") and assumes, among other things, that the named executive officers will incur a qualifying termination of employment immediately following consummation of the merger. For additional details regarding the terms of the payments described below, see the discussion under the caption "The Merger—Interests of Square 1 Directors and Executive Officers in the Merger" above.

        The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the completion of the merger. For purposes of calculating such amounts, we have assumed:

  •
  March 31, 2015 as the closing date of the merger; and

  •
  a termination of each named executive officer's employment by the combined company without cause or as a result of the executive's resignation for good reason immediately following consummation of the merger.

Name	Cash ($)(1)	Equity ($)(2)	Total ($)
Named Executive Officers
Douglas H. Bowers	4,335,000	1,141,751	5,476,751
Patrick Oakes	988,000	807,741	1,795,741
Judith E. Erwin	385,000	618,973	1,003,973
Frank Tower	350,000	240,186	590,186

(1)
The cash amounts payable to Mr. Bowers consist of (a) a cash retention award of $4,140,000, payable upon the closing date of the merger, and (b) a prorated annual bonus in respect of 2015, assuming it is paid based on target performance, equal to $195,000, payable in the event of his termination of employment following the merger, each of which are payable under his letter agreement with PacWest. As described above, the cash retention award is equal to the change-in-control severance payment to which he would have been entitled under his employment agreement (except that the portion of such severance payment that would have been based on three-year average annual bonus is based on his current target annual bonus in order to align it with severance arrangements with the other executive officers). In addition and also pursuant to his letter agreement with PacWest, Mr. Bowers will be eligible to receive (x) a cash award of $500,000, payable either on the first business day following the expiration the six-month retention period following consummation of the merger, subject to his continued employment through the end of the retention period, or upon an earlier termination of employment due to death, disability, involuntary termination without cause or resignation for good reason, and (y) a cash retention award of $390,000 if the Square 1 Bank unit achieves annualized loan growth of 18% or more and annualized deposit growth of 18% or more during the retention period, subject to his continued employment through the end of the six-month retention period or earlier termination of employment due to death, disability, involuntary termination without cause or resignation for good reason. Such amounts are in consideration for his post-merger services and therefore not included in the table above.

  The cash amounts payable to Mr. Oakes consist of (a) a lump sum cash severance payment equal to the product of (i) two and (ii) the sum of his annual base salary and annual target bonus opportunity, which is equal to $936,000, and (b) a prorated annual bonus in respect of 2015, assuming it is paid based on target performance, equal to $52,000, payable in the event of his termination of employment following the merger. The cash severance is payable under Mr. Oakes's employment agreements with Square 1, and the prorated bonus is provided in connection with the merger agreement.

  The cash amounts payable to Ms. Erwin consist of (a) a cash retention award of $330,000, payable upon the closing date of the merger and (b) a prorated annual bonus in respect of 2015, assuming it is paid based on target performance, equal to $55,000, payable in the event of her termination of employment following the merger. The cash retention award is payable under her letter agreement with PacWest, and the prorated bonus is provided pursuant to the merger agreement. As described above, the cash retention award is approximately equal to 1/3 of the value of the change-in-control severance payment to which she would have been entitled under an amendment to her employment agreement with Square 1 that was anticipated prior to the execution of the letter agreement. Under her existing employment agreement with Square 1 (which will be superseded by her letter agreement with PacWest), upon a termination of employment without cause or for good reason, she would have been entitled to severance equal to her annual base salary ($275,000) and payment of any bonuses earned as of the date of termination.

  The cash amounts payable to Mr. Tower consist of (a) a cash retention award of $300,000, payable upon the closing date of the merger and (b) a prorated annual bonus in respect of 2015, assuming it is paid based on target performance, equal to $50,000, payable in the event of his termination of employment following the merger. The cash retention award is payable under his letter agreement with PacWest, and the prorated bonus is provided pursuant to the merger agreement. As described above, the cash retention award is equal to 1/3 of the value of the change-in-control severance payment to which he would have been entitled under his employment agreement with Square 1. Under his existing employment agreement with Square 1 (which will be superseded by his letter agreement with PacWest), upon a termination of employment without cause or for good reason following the merger, he would have been entitled to severance equal to the product of (i) two and (ii) the sum of his annual base salary and annual target bonus opportunity, which is equal to $900,000.

(2)
As described in more detail in "The Merger Agreement—Treatment of Outstanding Square 1 Equity Awards," at the effective time, vested and unvested Square 1 stock options held by Square 1's named executive officers will be cancelled and will entitle the holder of such option to receive an amount in cash equal to the product of (i) the total number of shares of Square 1 common stock subject to such option and (ii) the excess (if any) of (A) the product of (I) the PacWest Average Closing Price and (II) 0.5997 over (B) the exercise price per share of Square 1 common stock underlying such option, less any applicable taxes to be withheld with respect to such payment.

  In addition, at the effective time, each outstanding Square 1 RSU will be cancelled and will entitle the holder of such RSU to receive an amount in cash equal to the product of (i) the number of shares of Square 1 common stock subject to such RSU award and (ii) the product of (A) the PacWest Average Closing Price and (B) 0.5997, less any applicable taxes to be withheld with respect to such payment.

  The amounts above and in the table below assume a price per share of Square 1 common stock of $25.76 (the average closing price of shares of Square 1 common stock on the five business days following the announcement of the merger). Set forth below are the values of each type of Square 1 equity-based award that would become payable in connection with the merger. All amounts below are payable automatically as a result of the consummation of the merger.

Name	Options ($)	RSUs ($)
Named Executive Officers
Douglas H. Bowers	395,200	746,551
Patrick Oakes	566,550	241,191
Judith E. Erwin	355,680	263,293
Frank Tower	0	240,186

  In addition, pursuant to their letter agreements with PacWest, each of Ms. Erwin and Mr. Tower are also entitled to a restricted stock award with respect to a number of PacWest common shares determined by dividing $660,000 (for Ms. Erwin) or $600,000 (for Mr. Tower) by the closing price of a share of PacWest common stock on the grant date. The restricted stock award will vest, subject to their continued employment, in equal installments on the second and third anniversaries of the closing date of the merger, or upon an earlier termination of employment due to death, disability, involuntary termination without cause or resignation for good reason. This award is in consideration for their post-merger services and therefore not included in the table above.

Treatment of Square 1 Warrants

        At the effective time, each warrant to purchase shares of Square 1 common stock held by specified individuals to the extent then outstanding and not previously exercised will be cancelled and will only entitle the holder thereof to receive, as soon as reasonably practicable after the effective time, an amount in cash equal to the product of (i) the total number of shares of Square 1 common stock subject to such warrants and (ii) the excess, if any, of (A) the product of (1) the PacWest Average Closing Price and (2) 0.5997 over (B) the exercise price per share of Square 1 common stock under such warrants, less any applicable taxes required to be withheld with respect to such payment. All such warrants expire, if not previously exercised, on July 11, 2015.

Regulatory Approvals Required for the Merger

        Completion of the merger and the bank merger by Square 1 is subject to the requirement that all consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time by either party or any of its respective subsidiaries from the Federal Reserve Board, the FDIC, the CDBO and the CBNC which are necessary to consummate the merger and the bank merger, and any other consents, registrations, approvals, permits and authorizations from or with any governmental authority the failure of which to be obtained is reasonably likely to have, individually or in the aggregate, a material adverse effect on Square 1 or PacWest (measured on a scale relative to Square 1), have been made or obtained (as the case may be) and remain in full force and effect and all statutory waiting periods in respect thereof have expired. Completion of the merger and the bank merger by PacWest is subject to the requirement that all consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time by either party or any of its respective subsidiaries from the Federal Reserve Board, the FDIC, the CDBO and the CBNC which are necessary to consummate the merger and the bank merger, all consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time from any governmental authority that are required for the operation of Square 1's trust business and any other consents, registrations, approvals, permits and authorizations from or with any governmental authority the failure of which to be obtained is reasonably likely to have, individually or in the aggregate, a material adverse effect on Square 1 or PacWest (measured on a scale relative to Square 1), have been made or obtained (as the case may be) and remain in full force and effect and all statutory waiting periods in respect thereof have expired, and none of such consents, registrations, approvals, permits and authorizations contain any "materially burdensome regulatory condition". The merger agreement defines a "materially burdensome regulatory condition" to mean any condition that would reasonably be likely following the effective time to (i) have a material adverse effect with respect to either Square 1 or PacWest (measured on a scale relative to Square 1), or (ii) require PacWest, Pacific Western Bank, the combined company or the surviving bank in the bank merger to raise additional capital in an amount that would materially reduce the economic benefits of the merger to PacWest or the holders of PacWest common stock (including the Square 1 stockholders in respect of the shares of PacWest common stock received by them in the merger). Notifications and/or applications requesting approval may also be submitted to various other federal and state regulatory authorities and self-regulatory organizations. PacWest and Square 1 have agreed to use their reasonable best efforts to cooperate and use their respective reasonable best efforts to prepare and file, or in the case of PacWest cause to be filed, all documentation to effect all necessary notices, reports and other filings and to obtain all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third parties and/or governmental authorities in order to consummate the merger, the bank merger or any of the other transactions contemplated by the merger agreement. PacWest, Square 1 and/or their respective subsidiaries have filed, or are in the process of filing, applications and notifications to obtain these regulatory approvals.

        Although the parties currently believe they should be able to obtain all required regulatory approvals in a timely manner, they cannot be certain when or if they will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to PacWest after the completion of the merger or will contain a materially burdensome regulatory condition.

Federal Reserve Board

        PacWest is a bank holding company as defined in the BHC Act. The primary regulator of PacWest is the Federal Reserve Board. PacWest has filed with the Federal Reserve a combined application and notification under Sections 3, 4(c)(8) and 4(j) of the BHC Act for the transactions contemplated by the merger agreement. In considering the approval of the merger, the Federal Reserve Board is required by the BHC Act to review, with respect to PacWest and the companies and insured depository institution to be acquired: (1) the effect of the proposal on competition, (2) the financial condition and future prospects of the combined company and the banks concerned and the managerial resources, including the competence, experience, and integrity of the officers, directors and principal stockholders of PacWest, Square 1 and their subsidiary banks, (3) the convenience and needs of the communities to be served, including the record of performance under the Community Reinvestment Act of 1977 and the regulations issued thereunder (the "CRA"), (4) the companies' effectiveness in combating money-laundering activities, (5) the banks' record of compliance with the CRA and (6) the risk to the stability of the United States banking or financial system presented by the merger and the related transactions. In addition, because the merger involves a transaction to acquire control of a bank located in a state other than the home state of PacWest, the Federal Reserve Board is also required to consider the requirements under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act").

        In connection with its review of the application and notification, the Federal Reserve Board will provide an opportunity for public comment on the application and notification, and is authorized to hold a public meeting or other proceeding if it determines such meeting or other proceeding would be appropriate.

Federal Deposit Insurance Corporation

        The prior approval of the FDIC will be required under Section 18(c) of the Federal Deposit Insurance Act, referred to as the Bank Merger Act, to merge Square 1 Bank with and into Pacific Western Bank. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (1) the competitive impact of the transaction, (2) financial and managerial resources of each bank that is a party to the bank merger, (3) each of the banks' effectiveness in combating money-laundering activities, (4) the convenience and needs of the communities in which the banks serve, (5) the extent to which the bank merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system and (6) satisfaction of the requirements of the Riegle-Neal Act. The FDIC also reviews the performance records of the relevant banks under the CRA, including their CRA ratings. In connection with its review under the Bank Merger Act, the FDIC will provide an opportunity for public comment on the application for the bank merger, and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

        Transactions approved by the Federal Reserve Board or the FDIC generally may not be completed until 30 days after such approval is received, during which time the Department of Justice, referred to as the DOJ, may challenge the transaction on antitrust grounds. With the approval of the Federal Reserve Board or the FDIC, as the case may be, and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger's effect on competition differently than the Federal Reserve Board or the FDIC, and thus it is possible that the DOJ could reach a different conclusion regarding the merger's effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

California Department of Business Oversight

        The prior approval of the CDBO will be required under the California Financial Code to merge Square 1 Bank with and into Pacific Western Bank. In reviewing the merger of Square 1 Bank with Pacific Western Bank, the CDBO will take competitive considerations into account, as well as capital adequacy, quality of management and earnings prospects, in terms of both quality and quantity. The CDBO will also take into account the record of performance of the banks concerned in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such companies and depository institutions. The CDBO will also take into account the safety and soundness of the resulting bank following the bank merger. In considering the merger, the California Financial Code also requires the CDBO to consider the fairness of the merger to all parties involved.

Commissioner of Banks of the State of North Carolina

        PacWest has also submitted an application to the CBNC under the North Carolina Reciprocal Interstate Banking Act for PacWest to acquire Square 1 and Square 1 Bank.

Additional Regulatory Approvals and Notices

        Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

        Although PacWest and Square 1 expect to obtain the required regulatory approvals, there can be no assurances as to if, or when, these regulatory approvals will be obtained, the terms and conditions on which the approvals may be granted, or whether there will be litigation challenging such approvals. There can likewise be no assurances that U.S. or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result of any such challenge.

Accounting Treatment

        In accordance with current accounting guidance, the merger will be accounted for using the acquisition method. The result of this is that (a) the recorded assets and liabilities of PacWest will be carried forward at their recorded amounts, (b) PacWest's historical operating results will be unchanged for the prior periods being reported on and (c) the assets and liabilities of Square 1 will be adjusted to fair value at the date of the merger and combined with the assets and liabilities of PacWest. In addition, all identifiable intangible assets will be recorded at fair value and included as part of the assets acquired. The amount by which the purchase price, consisting of the value of the shares of PacWest common stock to be issued to former Square 1 stockholders and cash to be issued to former holders of Square 1 stock options, RSUs and warrants, exceeds the fair value of the acquired net assets, including identifiable intangible assets, of Square 1 at the merger date will be reported as goodwill. In accordance with current accounting guidance, goodwill is not amortized and will be evaluated for impairment annually. Identified intangible assets will be amortized over their estimated lives. Further, the acquisition method of accounting results in the operating results of Square 1 being included in the operating results of PacWest beginning from the date of completion of the merger.

Public Trading Markets

        PacWest common stock is listed on NASDAQ under the symbol "PACW" and Square 1 common stock is listed on NASDAQ under the symbol "SQBK." Upon completion of the merger, Square 1 common stock will be delisted from NASDAQ and thereafter will be deregistered under the Exchange Act. The PacWest common stock issuable in the merger will be listed on NASDAQ.

Exchange of Shares in the Merger

        At or prior to the effective time, PacWest will appoint an exchange agent to handle the exchange of shares of Square 1 common stock for shares of PacWest common stock. As promptly as practicable after the effective time (and in any event within five business days), the exchange agent will send to each holder of record of Square 1 common stock at the effective time appropriate transmittal materials and instructions for effecting the exchange of Square 1 common stock for the merger consideration the holder is entitled to receive under the merger agreement. Upon surrender of stock certificates or book entry shares for cancellation along with the other documents described in the instructions, a Square 1 stockholder will receive a certificate (or evidence of shares in book-entry form, as applicable) representing the number of whole shares of PacWest common stock that such holder is entitled to receive based on the exchange ratio of 0.5997 for each share of Square 1 common stock and a check in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) equal to any cash in lieu of fractional shares plus any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the merger agreement. After the effective time, Square 1 will not register any transfers of shares of Square 1 common stock.

Appraisal Rights

        Under Delaware law, holders of Square 1 common stock will not be entitled to exercise any appraisal or dissenters' rights in connection with any of the proposals being presented to them.

THE MERGER AGREEMENT

        The following is a summary of selected provisions of the merger agreement. While PacWest and Square 1 believe this description covers the material terms of the merger agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety into, and is attached as Appendix A to, this document. The parties urge you to read the merger agreement in its entirety.

Explanatory Note

        The merger agreement and the summary of its terms in this document have been included only to provide you with information about the terms and conditions of the merger agreement. The terms and information in the merger agreement are not intended to provide any other public disclosure of factual information about PacWest, Square 1 or any of their respective subsidiaries, affiliates or businesses. The representations, warranties and covenants contained in the merger agreement are made by PacWest and Square 1 only for purposes of the merger agreement and as of specific dates and were qualified and subject to certain limitations and exceptions agreed to by PacWest and Square 1 in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. Stockholders are not third-party beneficiaries under the merger agreement. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC, and, in some cases, they may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the merger agreement or other public disclosures made by PacWest or Square 1. The representations and warranties contained in the merger agreement do not survive the effective time. Moreover, information concerning the subject matter of the representations, warranties and covenants, which do not purport to be accurate as of the date of this document, may have changed since the date of the merger agreement, and subsequent developments or new information may not be fully reflected in public disclosures of PacWest or Square 1.

        For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of PacWest or Square 1 or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document. Please see the section entitled "Where You Can Find More Information."

The Merger

        Upon the terms and subject to the conditions of the merger agreement, Square 1 will merge with and into PacWest, with PacWest being the surviving corporation. The separate corporate existence of Square 1, with all its rights, privileges, immunities, power and franchises will cease. The merger agreement also provides that immediately after the merger, Square 1 Bank, a de novo North Carolina commercial bank and a wholly owned subsidiary of Square 1, will merge with and into Pacific Western Bank, a California state-chartered bank and wholly owned subsidiary of PacWest, with Pacific Western Bank as the surviving bank.

Effects of the Merger

        As a result of the merger, there will no longer be any publicly held shares of Square 1 common stock. Square 1 stockholders will only participate in the surviving corporation's future earnings and potential growth through their ownership of PacWest common stock. All of the other incidents of direct ownership of Square 1 common stock, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from Square 1, will be extinguished upon completion of the merger. All of the property, rights, privileges and powers of PacWest and Square 1 will vest in the surviving corporation, and all claims, obligations, liabilities, debts and duties of PacWest and Square 1 will become the claims, obligations, liabilities, debts and duties of the surviving corporation.

Closing and Effective Time of the Merger

        The merger agreement provides that the merger will be consummated no later than three business days after the satisfaction or waiver of all the closing conditions, except for those conditions that by their nature are to be satisfied at the closing (but subject to the fulfillment or waiver of those conditions), including the receipt of all regulatory and stockholder approvals and after the expiration of all regulatory waiting periods, unless extended by mutual agreement of PacWest and Square 1. The merger will be consummated at the time the certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties and specified in the certificate of merger. The parties are seeking regulatory approval by the fourth quarter of 2015, with the consummation of the merger to occur as soon as practicable thereafter. However, there can be no assurance as to when or if the merger will occur.

        If the merger is not completed by March 31, 2016, the merger agreement may be terminated by either PacWest or Square 1, except to the extent that the failure of the merger to be consummated by that date arises out of or results from the knowing action or inaction of the party seeking to terminate which action or inaction is in violation of its obligations under the merger agreement.

        For a description of the transaction structure, merger consideration and treatment of Square 1 stock options, Square 1 RSUs and Square 1 warrants, please see the section entitled "The Merger—Terms of the Merger."

PacWest's Governing Documents, Directors and Officers Following the Closing

Governing Documents

        The certificate of incorporation and bylaws of PacWest will be the certificate of incorporation and bylaws of the surviving corporation as they exist immediately before the effective time, in each case until thereafter changed or amended as provided therein or by applicable law.

Directors and Officers

        On or prior to the effective time, the PacWest board of directors will increase the number of directors constituting the PacWest board of directors by one and fill such vacancy by a current director of Square 1 selected by Square 1 and reasonably acceptable to PacWest to be effective immediately following the effective time. The officers of PacWest immediately prior to the effective time will be the officers of the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified.

Merger Consideration

Conversion of Square 1 Common Stock

        At the effective time, each share of Square 1 common stock, other than certain excluded shares as described below, issued and outstanding immediately prior to the effective time will be converted into and become exchangeable for the right to receive 0.5997 of a share of PacWest common stock as described under "The Merger—Merger Consideration."

Cancellation of Excluded Shares

        At the effective time, any shares of Square 1 common stock held by PacWest or any direct or indirect wholly owned subsidiary of PacWest or by Square 1 or any direct or indirect wholly owned subsidiary of Square 1, other than those held in a fiduciary capacity or as a result of debts previously contracted, will automatically be cancelled and retired and will cease to exist and no consideration will be issued in exchange therefor.

Rights as Stockholders of Square 1

        At the effective time, holders of Square 1 common stock will cease to be, and will have no rights as, stockholders of Square 1 other than to receive the merger consideration and any dividends or distributions to which they are entitled under the merger agreement.

Effect of Merger on Square 1 Stock Options and Square 1 RSUs

        For a description of the treatment of Square 1 stock options and RSUs in the merger, see "The Merger—Treatment of Square 1 Stock Options and RSUs."

Effect of Merger on Square 1 Warrants

        For a description of the treatment of warrants to purchase Square 1 common stock, see "The Merger—Treatment of Square 1 Warrants."

Exchange Procedures

        At the effective time, PacWest will deposit (or cause to be deposited) with an exchange agent selected by PacWest with Square 1's prior approval (such approval not to be unreasonably withheld or delayed) certificates, or evidence of shares in book-entry form, representing the shares of PacWest common stock to be exchanged for Square 1 common stock in the merger. Promptly after the effective time (and in any event within five business days), the exchange agent will provide appropriate transmittal materials to holders of record of Square 1 common stock, advising such holders of the procedure for surrendering their stock to the exchange agent.

        Upon the surrender of the shares of Square 1 common stock (or affidavits of loss in lieu thereof), the holder will be entitled to receive in exchange therefor:

  •
  a number of whole shares of PacWest common stock that such holder is entitled to receive pursuant to the merger agreement, as described in "—Conversion of Square 1 Common Stock" above, evidenced by a stock certificate or in book-entry form; and

  •
  a check in the amount of any cash payable in lieu of fractional shares plus any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the merger agreement.

Distributions with Respect to Unexchanged Shares

        All shares of PacWest common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time and if a dividend or other distribution is declared by PacWest in respect of the PacWest common stock, the record date for which is at or after the effective time, that declaration will include dividends or other distributions in respect of all shares issuable pursuant to the merger agreement. No dividends or other distributions in respect of PacWest common stock will be paid to any holder of any unsurrendered certificate or book-entry shares representing Square 1 common stock until such certificate (or affidavit of loss in lieu thereof) or book-entry shares are surrendered for exchange in accordance with the merger agreement. Subject to applicable laws, following surrender of any such certificate (or affidavit of loss in lieu thereof as provided) or book-entry shares, there will be issued and/or paid to the holder of the certificates representing whole shares of PacWest common stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the effective time theretofore payable with respect to such whole shares of PacWest common stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of PacWest common stock with a record date after the effective time but with a payment date subsequent to surrender.

Fractional Shares of PacWest Common Stock

        No fractional shares of PacWest common stock will be issued to any stockholder of Square 1 upon completion of the merger. For each fractional share that would otherwise be issued, PacWest will pay cash in an amount equal to the fraction of a share of PacWest common stock which the holder would otherwise be entitled to receive multiplied by the PacWest Average Closing Price. No interest will be paid or accrue on cash payable to holders in lieu of fractional shares.

Representations and Warranties

        The merger agreement contains representations and warranties on the part of Square 1 as to, among other things:

  •
  organization, standing and authority;

  •
  capital stock;

  •
  the organization and existence of any subsidiaries;

  •
  corporate power;

  •
  corporate authority;

  •
  no conflicts, third-party consents and governmental and regulatory approvals required to complete the merger;

  •
  required filings;

  •
  availability, accuracy and compliance with generally accepted accounting principles of financial reports and filings with the SEC and regulatory authorities;

  •
  timely filing of required regulatory reports and absence of regulatory investigations or restrictive agreements with regulators;

  •
  absence of litigation;

  •
  absence of restrictive agreements with regulators;

  •
  compliance with laws and permits;

  •
  material contracts;

  •
  no broker's or finder's fees, except as contemplated by the merger agreement;

  •
  employee benefit plans;

  •
  labor matters;

  •
  environmental matters;

  •
  tax matters;

  •
  interest rate risk management instruments, such as swaps and options;

  •
  proper and accurate maintenance of books and records;

  •
  insurance coverage;

  •
  adequacy of its allowance for loan losses under established regulatory and accounting standards;

  •
  transactions with affiliates;

  •
  conditions of and title to real and personal property;

  •
  intellectual property;

  •
  non-participation in the trust business and fiduciary accounts; and

  •
  exemptions from takeover statutes.

        The merger agreement also contains representations and warranties on the part of PacWest as to, among other things:

  •
  organization, standing and authority;

  •
  capital stock;

  •
  corporate power;

  •
  corporate authority;

  •
  no conflicts, third party consents and governmental and regulatory approvals required to complete the merger;

  •
  required filings;

  •
  availability, accuracy and compliance with generally accepted accounting principles of financial reports and filings with the SEC and regulatory authorities;

  •
  absence of litigation;

  •
  absence of restrictive agreements with regulators;

  •
  compliance with laws and permits;

  •
  no broker's or finder's fees, except as contemplated by the merger agreement; and

  •
  tax matters.

        Certain of these representations and warranties are qualified as to "materiality" or "material adverse effect." For purposes of the merger agreement, a "material adverse effect" with respect to PacWest or Square 1, as the case may be, means any effect, circumstance, occurrence or change that is (i) material and adverse to the business, assets or deposit liabilities, properties, operations, results of operations, or condition (financial or otherwise) of Square 1 and its subsidiaries or PacWest and its subsidiaries, as the case may be, or (ii) that materially impairs the ability of such party to consummate the merger and the transactions contemplated by the merger agreement on a timely basis. However, none of the following effects, circumstances, occurrences or changes will be considered when determining if a material adverse effect has occurred:

  •
  any change in law or GAAP or interpretations thereof (except to the extent that such effect, circumstance, occurrence or change disproportionately adversely affects Square 1 and its subsidiaries or PacWest and its subsidiaries, as the case may be, compared to other companies of similar size and operating in the commercial banking industry in which such party operates, in which case only the disproportionate effect will be taken into account);

  •
  effects resulting from worsening of geopolitical conditions in the United States or any other country in which the parties and any of their respective subsidiaries conduct material operations or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country in which either party and any of its respective subsidiaries conduct material operations;

  •
  any change in market price or trading volume of Square 1 common stock or PacWest common stock (except that the facts or circumstances giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, a material adverse effect, except to the extent such facts or circumstances are themselves excepted from the definition of material adverse effect pursuant to any other clause of the definition);

  •
  any action taken by either party with the other party's express written consent or any action taken by either party that such party was expressly required to take pursuant to the terms of the merger agreement;

  •
  any failure, in and of itself, by Square 1 or PacWest to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (except that the facts or circumstances giving rise or contributing to the failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a material adverse effect, except to the extent such facts or circumstances are themselves excepted from the definition of material adverse effect pursuant to any other clause of the definition);

  •
  changes in economic conditions affecting commercial banks generally (except to the extent that such change in economic conditions disproportionately adversely affects Square 1 and its subsidiaries or PacWest and its subsidiaries, as the case may be, compared to other companies of similar size and operating in the commercial banking industry in which such party operates, in which case only the disproportionate effect will be taken into account;

  •
  for purposes of the conditions set forth in the merger agreement that there not be a material adverse effect on the other party since the date of the merger agreement, those matters disclosed in the PacWest disclosure schedules and Square 1 disclosure schedules, respectively, in each case, consistent with the standard set forth in the merger agreement and based on the information on those matters made available on or prior to the date of the merger agreement (except to the extent of any adverse developments with respect to such matters arising after the date of the merger agreement); or

  •
  changes in relationships with customers or employees of the respective parties and their respective subsidiaries that were primarily the result of the announcement or public disclosure of the merger agreement and the transactions contemplated thereby.

        The representations and warranties in the merger agreement do not survive the effective time and, as described below under the section entitled "Termination of the Merger Agreement," if the merger agreement is validly terminated, there will be no liability or damages arising under the representations and warranties of PacWest or Square 1, or otherwise under the merger agreement, unless PacWest or Square 1 willfully and intentionally breached the merger agreement.

Conduct of Business Prior to the Completion of the Merger

        Square 1 has agreed that, prior to the effective time, except as approved in writing by PacWest, as expressly contemplated by the merger agreement or as required by law, Square 1 and its subsidiaries' respective businesses will be conducted in the ordinary and usual course and Square 1 and its subsidiaries will use its reasonable best efforts to preserve its business organizations and assets intact and maintain its rights, franchises, powers and privileges and its existing relations and goodwill with governmental authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of Square 1 and its subsidiaries' present employees and agents, and subject to the covenants relating to regulatory applications, as described under "Regulatory Matters" below, Square 1 and its subsidiaries will take no action that would reasonably be expected to adversely affect or materially delay Square 1's ability to obtain any necessary approvals of any regulatory authorities or other governmental authority required for the transactions contemplated by the merger agreement or to perform their covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement on a timely basis.

        In addition to the general covenants above, Square 1 has agreed that until the effective time, except as otherwise expressly required by the merger agreement or as required by law, or as PacWest may approve in writing (such approval not to be unreasonably withheld or delayed), subject to certain exceptions (including those set forth in Square 1's disclosure schedules), Square 1 will not and will not permit its subsidiaries to:

Capital Stock

  •
  issue, sell, pledge, dispose of, encumber, permit to become outstanding or authorize the creation of any shares of capital stock or any rights, other than shares issuable in respect of options, RSUs or warrants outstanding on the date of the merger agreement or permitted to be granted thereby; or

  •
  permit any shares of capital stock of Square 1 or any of its subsidiaries to become subject to grants of employee or director stock options, other rights or similar stock-based employee rights;

Dividends and Stock Repurchases

  •
  make, declare, pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock except for dividends paid by any direct or indirect wholly owned subsidiary to Square 1 or to any other direct or indirect wholly owned subsidiary; or

  •
  directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock (other than the acquisition of shares of Square 1 common stock from a holder of Square 1 equity awards in satisfaction of withholding obligations or in payment of the exercise price);

Compensation

  •
  enter into, renew, terminate, amend or otherwise modify any material employment, retention, change in control, consulting, transition, termination, severance or similar agreement or arrangement with any director, officer, employee or consultant of such party or any of its subsidiaries, enter into any collective bargaining or similar agreement, pay or award, or commit to pay or award, any bonus or incentive compensation, or grant any salary or wage increase or increase any employee compensation or benefit (including incentive or bonus payments), except (i) for increases in salary, wages or annual bonus opportunities for employees in the ordinary and usual course of business consistent with past practice, provided that no such increase for any employee shall result in an annual adjustment of more than three percent (3%), (ii) to the extent required by the terms of an existing benefit plan as in effect as of the date of the merger agreement or (iii) for other changes that are required by applicable law; or

  •
  grant or approve the grant of any stock options or other equity-based awards;

Hiring

  •
  hire any person as an employee of Square 1 or any of its subsidiaries or promote any employee (except persons hired or promoted to fill any vacancies arising on or after the date of the merger agreement and whose employment is terminable at the will of Square 1 or any such subsidiary) other than any person to be hired who would have an annual base salary of no more than $150,000; or

  •
  terminate other than for cause the employment of any officer or employee whose annual base salary is more than $150,000;

Benefit Plans

  •
  enter into, terminate, establish, adopt or amend any benefit plans or any other compensation plan, program, policy or arrangement for the benefit or welfare of any current or former director, officer, employee or consultant of Square 1 or any of its subsidiaries; or fund or in any other way secure the payment of any cash benefits, in each case, except to the extent required by applicable law or the terms of an existing benefit plan as in effect as of the date of the merger agreement;

Dispositions

  •
  sell, transfer, lease, license, guarantee, mortgage, pledge, encumber or otherwise create any lien on, dispose of or discontinue any of its assets, deposits, business or properties (other than sales of loans and loan participations) except in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to Square 1 and its subsidiaries, taken as a whole;

Acquisitions

  •
  acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, equity interests, deposits or properties of any other person (other than purchases of loans and loan participations) except in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to Square 1 and its subsidiaries, taken as a whole;

Mergers

  •
  merge or consolidate Square 1 or any of its subsidiaries with any other person, except for any such transaction among its wholly owned subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

Capital Expenditures

  •
  make any capital expenditures other than in accordance with Square 1's budget as provided to PacWest;

Governing Documents

  •
  amend either the Square 1 certificate of incorporation or bylaws, or the organizational documents of any of its subsidiaries;

Accounting Methods

  •
  implement or adopt any change in Square 1's book or tax accounting principles, practices or methods, other than as may be required by GAAP, and as concurred by Square 1's independent public accountants, or as required by the merger agreement; or

  •
  except as may be required by GAAP, and in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets;

Contracts

  •
  except with respect to contracts relating to loans or loan participations made in the ordinary and usual course of business consistent with past practice, enter into, renew or allow to renew automatically, modify, amend or terminate, make any payment not then required under or waive, release or assign any material right or claim under, any material contract (as defined in the merger agreement) or any contract which would be a material contract if it were in existence on the date of the merger agreement in each case which is not terminable at will or with 30 days or less notice without payment of any amount other than for products delivered or services performed through the date of termination;

Claims

  •
  enter into any settlement, compromise or similar agreement with respect to any action, suit, proceeding, order or investigation to which Square 1 or any of its subsidiaries is or becomes a party after the date of the merger agreement, involving a payment by Square 1 or any subsidiary of an amount that exceeds $50,000 individually or $100,000 in the aggregate or would impose any material restriction on the business of the surviving corporation or create adverse precedent for claims that are reasonably likely to be material to Square 1 and its subsidiaries, taken as a whole;

Adverse Actions

  •
  take any action or omit to take any action that is intended to or would reasonably be likely to result in: (i) any of Square 1's representations or warranties set forth in the merger agreement being or becoming untrue in any material respect at any time at or prior to the effective time; (ii) a condition to the merger not being satisfied; (iii) the merger being prevented or impeded from qualifying as a reorganization within the meaning of Section 368 of the Internal Revenue Code; or (iv) a material violation of any provision of the merger agreement, except as may be required by applicable law;

Risk Management

  •
  except as required by law or regulation: (i) implement or adopt any material change in its interest rate or other risk management policies, procedures or practices; (ii) fail to follow in all material respects Square 1's or its applicable subsidiary's existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable efforts to avoid any material increase in Square 1's aggregate exposure to interest rate risk;

Indebtedness

  •
  incur or modify any indebtedness for borrowed money or other liability (other than deposits, federal funds borrowings and borrowings from the Federal Home Loan Bank of Atlanta) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person;

Loans

  •
  forgive any loans to directors, officers or employees;

  •
  make any loan or loan commitment to any person which would, when aggregated with all outstanding loans or loan commitments or any renewals or extensions thereof made to such person and any affiliate or immediate family member of such person, exceed $15,000,000; or

  •
  purchase or sell any loan or loan participation in excess of $15,000,000;

without, in the case of the second and third bullets above, first submitting a copy of the loan write up containing the information customarily submitted to the bank loan committee or directors' loan committee of Square 1, to the chief credit officer of PacWest two business days prior to taking such action; provided that, if PacWest objects in writing to such action within two business days after receiving such loan write up, Square 1 will obtain approval of a majority of the members of Square 1's bank loan committee or directors' loan committee prior to making such loan or loan commitment or such purchase or sale;

Investments

  •
  other than in accordance with the investment policies of Square 1 or any of its subsidiaries in effect on the date of the merger agreement or in securities transactions as provided below, make any investment either by contributions to capital, property transfers or purchase of any property or asset of any person; or

  •
  other than purchases of direct obligations of the United States of America or obligations of United States government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of one year or less, purchase or acquire securities of any type;

Taxes

  •
  commence or settle any litigation or proceeding with respect to any liability for material taxes, or take any action which is reasonably likely to have a material adverse impact on the tax position of Square 1, or, after the merger, which is reasonably likely to have a material adverse impact on the tax position of the surviving corporation;

  •
  except in the ordinary course of business consistent with past practice, make or change any material express or deemed tax election, file any amended tax return or change any of its methods of reporting income or deductions for tax purposes; or

  •
  take any other action with respect to taxes that is outside the ordinary and usual course of business or inconsistent with past practice;

Branches

  •
  apply for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of Square 1 or any of its subsidiaries;

New Business

  •
  enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect Square 1's lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies, as applicable, except as required by applicable law or policies imposed by any governmental authority;

Lending Practices

  •
  other than in the ordinary course of business consistent with past practice, make any material changes in Square 1's policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans or (ii) its hedging practices and policies, in each case except as required by law or requested by a governmental authority; or

Commitments

  •
  agree or commit to do any of the foregoing.

PacWest Forbearance

        PacWest has agreed as to itself and its subsidiaries that, prior to the effective time (unless Square 1 shall otherwise approve in writing, and except as otherwise expressly contemplated by the merger agreement or as set forth in PacWest's disclosure schedules) and except as required by applicable law, it will not and will cause each of its subsidiaries not to:

Adverse Actions

  •
  take any action or omit to take any action that is intended to or would reasonably be likely to result in (i) any of PacWest's representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time at or prior to the effective time; (ii) any of the conditions to the merger not being satisfied; (iii) the merger being prevented or impeded from qualifying as a reorganization within the meaning of Section 368 of the Internal Revenue Code; or (iv) a material violation of any provision of the merger agreement, except as may be required by applicable law;

Governing Documents

  •
  amend PacWest's charter or bylaws, or the organizational documents of any of its subsidiaries, in each case in a manner that would adversely affect the holders of Square 1 common stock relative to and disproportionately to all other holders of PacWest common stock; or

Commitments

  •
  enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Regulatory Matters

        PacWest and Square 1 have agreed to prepare and file this document, and PacWest has agreed to prepare and file with the SEC the registration statement on Form S-4 in connection with the issuance of shares of PacWest common stock in the merger, as promptly as practicable, of which this document is a part. Each party has agreed to use its reasonable best efforts to have the S-4 registration statement declared effective under the Securities Act as promptly as practicable after such filing.

        PacWest and Square 1 have agreed to cooperate and use their respective reasonable best efforts to prepare and file, or in the case of PacWest cause to be filed, all documentation to effect all necessary notices, reports and other filings and to obtain all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third parties and/or governmental authorities in order to consummate the merger, the bank merger or any of the other transactions contemplated by the merger agreement.

        Nothing contained in the merger agreement will be deemed to require PacWest to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental authorities that would reasonably be likely to be a materially burdensome regulatory condition.

Stockholder Approval

        Square 1 has agreed to convene a meeting of its stockholders as soon as practicable after the S-4 registration statement is declared effective, and will in any event use reasonable best efforts to convene such meeting no later than 45 days after the S-4 registration statement is declared effective, to consider and vote upon the adoption of the merger agreement. Subject to certain limited exceptions, the Square 1 board of directors will recommend to Square 1 stockholders that they adopt the merger agreement. Unless the merger agreement is terminated in accordance with its terms, Square 1 will convene such meeting regardless of whether or not (i) the Square 1 board of directors has changed its recommendation that Square 1 stockholders adopt the merger agreement or (ii) an acquisition proposal from a third party has been made (discussed in more detail below).

Bank Merger

        PacWest and Square 1 have agreed that, immediately after the merger, Square 1 Bank will merge with and into Pacific Western Bank, with Pacific Western Bank as the surviving entity.

NASDAQ Listing

        PacWest has agreed to file with NASDAQ any required notices or forms with respect to the shares of PacWest common stock to be issued in the merger.

Employee Matters

        For a period of one year following closing, referred to as the continuation period, PacWest has agreed to provide to the Square 1 employees who continue employment with PacWest or any of its subsidiaries following the effective time: (i) base salary and incentive compensation opportunities that are no less favorable, in the aggregate, than those provided to such employees immediately prior to the closing; (ii) employee benefits (other than severance benefits) that are no less favorable, in the aggregate, than the employee benefits provided to similarly situated employees of PacWest; and (iii) severance payments and benefits that are at a level at least equal to the greater of those to which such employee would be entitled under the severance plan or policy of Square 1 or its subsidiaries applicable to such employee immediately prior to the effective time, or under the severance plan or policy of PacWest or its subsidiaries applicable to similarly situated employees of PacWest and its subsidiaries at the time of termination, if such employee experiences, at any time during the continuation period, a termination of employment under circumstances that would entitle such employee to severance payments and benefits under such severance plan or policy. In addition, a Square 1 employee who experienced a severance-qualifying termination of employment after closing but prior to the payment of annual bonuses for 2015 will be eligible for such bonus, to the extent applicable, prorated for the portion of 2015 through the employee's date of termination.

        PacWest has agreed to give Square 1 employees full credit for their service with Square 1 for purposes of eligibility, vesting, benefit accrual and determination of the level of benefits under any employee benefit plans that such employees may be eligible to participate in after the closing to the same extent recognized by Square 1 immediately prior to the closing, other than (i) for benefit accrual purposes under any defined benefit pension plan or (ii) as would result in the duplication of benefits for the same period of service.

        PacWest has agreed to waive all limitations as to preexisting conditions, exclusions and waiting periods (to the extent such conditions or waiting periods were covered or satisfied under the applicable plans of Square 1) with respect to participation and coverage requirements applicable to the Square 1 employees under any disability medical, dental or health plans that such employees may be eligible to participate in after the closing, and provide each Square 1 employee with credit for any co-payments, deductibles and out-of-pocket expenses paid during the portion of the calendar year prior to the commencement of such employee's participation in any disability medical, dental or health plans of PacWest after the closing.

        In addition, PacWest has agreed that Square 1 may establish a cash-based retention program in the aggregate amount of $4 million to promote retention and incentivize efforts to consummate the merger. Awards under the retention program will be granted to the key employees (other than employees who are party to an employment agreement with Square 1) of Square 1 and its subsidiaries identified, and in the amounts and on the terms determined, by the chief executive officer of Square 1 and approved by the chief executive officer of PacWest.

Indemnification and Directors' and Officers' Insurance

        PacWest has agreed to, following the effective time, indemnify present and former directors and officers of Square 1 in connection with any claim arising out of actions or omissions occurring at or prior to the effective time to the fullest extent permitted under law.

        For a period of six years from the effective time, PacWest has agreed to provide the portion of directors and officers liability insurance that serves to reimburse the present and former directors and officers of Square 1 on terms and conditions no less advantageous to such officers and directors than those provided by Square 1; provided, however, that PacWest is not required to spend more than 300% of the current annual amount spent by Square 1 to procure such insurance coverage. In lieu thereof, PacWest or, with the prior written consent of PacWest, Square 1 may purchase a six-year tail policy subject to the limitation on cost described in the preceding sentence.

Acquisition Proposals

        Under the terms of the merger agreement, Square 1 has agreed that neither it nor its subsidiaries nor any of their respective officers, directors and employees shall, and that Square 1 shall direct and use its reasonable best efforts to cause its and its subsidiaries' agents and representatives not to, directly or indirectly:

  •
  initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to any acquisition proposal; or

  •
  engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with any person relating to an acquisition proposal or otherwise facilitate any effort or attempt to make or implement an acquisition proposal.

        For purposes of the merger agreement, "acquisition proposal" means:

  •
  any proposal, offer or inquiry with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving Square 1 or any of its subsidiaries that if consummated would result in any person (or such person's stockholders) owning 15% or more of the total voting power of Square 1 or the surviving entity in a merger involving Square 1 or the resulting parent company of Square 1; and

  •
  any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the total voting power of any class of equity securities of Square 1 or those of any of its subsidiaries or 15% or more of Square 1's consolidated total assets.

        However, the above restriction would not prevent Square 1 or its board of directors from:

  •
  complying with Rule 14d-9 and 14d-2 under the Exchange Act;

  •
  at any time before, but not after the Square 1 stockholder approval is obtained, providing information in response to a request therefor by a person who has made an unsolicited bona fide written acquisition proposal if Square 1 receives from the person so requesting such information, an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the confidentiality agreement between PacWest and Square 1; or

  •
  engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal;

only if, however, in the cases referred to in the second and third bullet points above, the Square 1 board of directors determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to violate the directors' fiduciary duties under applicable law.

        Further, the merger agreement provides that the Square 1 board of directors and each committee thereof will not:

  •
  except as expressly permitted by the merger agreement, withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to PacWest, the recommendation of its board of directors that its stockholders adopt the merger agreement; or

  •
  cause or permit Square 1 to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to above) relating to any acquisition proposal.

        Notwithstanding the above, prior to the time the Square 1 stockholder approval is obtained, the Square 1 board of directors may withhold, withdraw or adversely modify the recommendation of its board of directors or approve, recommend or otherwise declare advisable any superior proposal (as defined below) made to Square 1 after the date of the merger agreement that was not solicited, initiated, encouraged or facilitated in breach of the merger agreement, if (A) an unsolicited bona fide written offer is made to Square 1 and is not withdrawn and the Square 1 board of directors determines in good faith (after consultation with its financial advisor) that such acquisition proposal is a superior proposal, and (B) the Square 1 board of directors determines in good faith, after consultation with outside counsel, that the failure to take such action would result in a violation of the directors' fiduciary duties under applicable law; provided, however, that no such change of recommendation may be made until after (I) at least five business days following PacWest's receipt of notice from Square 1 advising that the Square 1 board of directors intends to take such action and the basis therefor, and (II) Square 1 has negotiated in good faith to permit PacWest to modify the merger agreement during such five business day period. In determining whether to make a change of recommendation, the Square 1 board of directors shall take into account any changes to the terms of the merger agreement proposed by PacWest and any other information provided by PacWest in response to such notice.

        As used in the merger agreement, "superior proposal" means an unsolicited bona fide acquisition proposal (provided that for purposes of the definition of "superior proposal" the references to "15%" in the definition of "acquisition proposal" will instead refer to "50%") that the Square 1 board of directors has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and if consummated, would result in a transaction more favorable to Square 1 stockholders from a financial point of view than the transaction contemplated by the merger agreement.

Conditions to Consummation of the Merger

        The respective obligation of each party to effect the merger is subject to the satisfaction or written waiver at or prior to the effective time of each of the following conditions:

  •
  Square 1 will have obtained the Square 1 stockholder approval;

  •
  no governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger, the bank merger or the other transactions contemplated by the merger agreement; and

  •
  the S-4 registration statement having become effective under the Securities Act, no stop order suspending the effectiveness of the S-4 registration statement, of which this document is a part, having been issued, and no proceedings for that purpose having been initiated or been threatened, by the SEC.

        Square 1's obligation to effect the merger is also subject to the fulfillment or waiver of the following conditions:

  •
  the accuracy of the representations and warranties of PacWest set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger as though made at and as of the closing date (except that representations and warranties that by their terms speak as of the date of the merger agreement or some other date need only be true and correct as of such date), and Square 1's receipt of a certificate signed on behalf of PacWest by an executive officer of PacWest, dated as of the closing date, to such effect;

  •
  performance by PacWest in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the effective time, and receipt by Square 1 of a certificate signed by an executive officer of PacWest, dated as of the closing date, to such effect;

  •
  receipt by Square 1 of the opinion of its counsel, dated the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

  •
  all consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time by either party or any of its respective subsidiaries from the Federal Reserve Board, the FDIC, the CDBO and the CBNC which are necessary to consummate the merger and the bank merger, and any other consents, registrations, approvals, permits and authorizations from or with any governmental authority the failure of which to be obtained is reasonably likely to have, individually or in the aggregate, a material adverse effect on Square 1 or PacWest (measured on a scale relative to Square 1), having been made or obtained (as the case may be) and remaining in full force and effect and all statutory waiting periods in respect thereof having expired; and

  •
  since March 1, 2015, no event having occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or is reasonably likely to have a material adverse effect with respect to PacWest.

        PacWest's obligation to complete the merger is also subject to the satisfaction or waiver of the following conditions:

  •
  (i) the accuracy of the representations and warranties of Square 1 set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger as though made at and as of the closing date (except that representations and warranties that by their terms speak as of the date of the merger agreement or some other date need only be true and correct as of such date) and (ii) PacWest's receipt of a certificate signed on behalf of Square 1 by an executive officer of Square 1, dated as of the closing date, to such effect;

  •
  performance by Square 1 in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the effective time, and receipt by PacWest of a certificate signed by an executive officer of Square 1, dated as of the closing date, to such effect;

  •
  all consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time by either party or any of its respective subsidiaries from the Federal Reserve Board, the FDIC, the CDBO and the CBNC which are necessary to consummate the merger and the bank merger, all consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time from any governmental authority that are required for the operation of Square 1's trust business and any other consents, registrations, approvals, permits and authorizations from or with any governmental authority the failure of which to be obtained is reasonably likely to have, individually or in the aggregate, a material adverse effect on Square 1 or PacWest (measured on a scale relative to Square 1), having been made or obtained (as the case may be) and remaining in full force and effect and all statutory waiting periods in respect thereof having expired, and none of such consents, registrations, approvals, permits and authorizations containing any materially burdensome regulatory condition;

  •
  as of the last business day of the month reflected in the closing financial statements, the adjusted Square 1 stockholders' equity (defined below) will not be less than $302,704,000 as determined in accordance with GAAP; "adjusted Square 1 stockholders' equity" means the consolidated equity of Square 1 as set forth in the closing financial statements, minus any unrealized gains or plus any unrealized losses in Square 1's securities portfolio due to mark-to-market adjustments as of the last business day of the month reflected in the closing financial statements, and adding the sum of (i) all amounts paid or accrued in connection with certain actions taken to conform certain policies and practices to those of PacWest to the extent that such actions were not necessary to bring Square 1 into conformity with GAAP or any applicable law of any governmental authority, (ii) all fees and expenses of all attorneys, accountants, investment bankers and other advisors and agents for Square 1 for services rendered solely in connection with the transactions contemplated by the merger agreement paid by Square 1 prior to the effective time and which do not exceed in the aggregate $11,000,000 (exclusive of reasonable costs incurred or advanced by such advisors) and (iii) any amounts payable by Square 1 in connection with the cancellation of Square 1's equity awards pursuant to the merger agreement, and any costs associated with the termination of employee benefit plans or programs (inclusive of any severance compensation paid or to be paid as provided in the merger agreement) or any retention bonuses paid in accordance with the merger agreement, and any costs incurred in connection with the termination of Square 1's contracts pursuant to the merger agreement;

  •
  receipt by PacWest of the opinion of its counsel, dated the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

  •
  since March 1, 2015, no event has occurred or circumstance arisen that, individually or taken together with all other facts, has had or is reasonably likely to have a material adverse effect with respect to Square 1; and

  •
  receipt by PacWest of a certificate certifying that interests in Square 1 are not U.S. real property interests under the Internal Revenue Code.

Termination of the Merger Agreement

        The merger agreement may be terminated and the merger may be abandoned:

  •
  at any time prior to the effective time, whether before or after the Square 1 stockholder approval, by action of the board of directors of either party, in the event that both parties mutually consent in writing to terminate the merger agreement;

  •
  at any time prior to the effective time, whether before or after the Square 1 stockholder approval, by action of the board of directors of either party, in the event that the merger is not consummated by March 31, 2016, except to the extent that the failure of the merger to be consummated results from the knowing action or inaction of the party seeking to terminate, which action or inaction is in violation of its obligations under the merger agreement;

  •
  at any time prior to the effective time, whether before or after the Square 1 stockholder approval, by action of the board of directors of either party if:

  •
  the approval of any governmental authority required for consummation of the merger, the bank merger or the other transactions contemplated by the merger agreement has been denied by final and nonappealable action of such governmental authority, or an application therefor has been permanently withdrawn by mutual agreement of the parties at the request or suggestion of a governmental authority, or

  •
  the Square 1 stockholder approval is not obtained at the duly convened special meeting;

  •
  at any time prior to the effective time, whether before or after the Square 1 stockholder approval, by action of either party's board if there has been a breach of any representation, warranty, covenant or agreement made by the other party, such that if continuing on the closing date of the merger, the condition as to the accuracy of the representations and warranties or the compliance with covenants by the other party would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the terminating party (or such shorter period as remaining prior to March 31, 2016); provided, that the terminating party is not then in material breach of any representation, warranty, covenant or agreement; or

  •
  by action of PacWest's board of directors at any time prior to the Square 1 stockholder approval, in the event:

  •
  Square 1 has breached in any material respect the prohibitions in the merger agreement relating to acquisition proposals;

  •
  the Square 1 board of directors has effected a change of recommendation;

  •
  at any time after the end of 15 business days following receipt of an acquisition proposal, the Square 1 board of directors has failed to reaffirm its recommendation that the Square 1 stockholders adopt the merger agreement as promptly as practicable (but in any event within five business days) after receipt of any written request to do so by PacWest; or

    •
    a tender offer or exchange offer for outstanding shares of Square 1 common stock has been publicly disclosed (other than by PacWest or an affiliate of PacWest) and the Square 1 board of directors recommends that Square 1 stockholders tender their shares in such tender or exchange offer or, within 10 business days after the commencement of such tender or exchange offer, the Square 1 board of directors fails to recommend unequivocally against acceptance of such offer.

Termination Fee

        Square 1 must pay PacWest a termination fee of $32.5 million in the following circumstances:

  •
  PacWest terminates the merger agreement because Square 1 (i) has breached in any material respect its obligations relating to acquisition proposals under the merger agreement, (ii) the Square 1 board of directors has changed its recommendation, (iii) any time after the end of 15 business days following receipt of an acquisition proposal, the Square 1 board of directors has failed to reaffirm its recommendation after receipt of a written request from PacWest, or (iv) a tender offer or exchange offer for outstanding shares of Square 1 common stock has been publicly disclosed (other than by PacWest or an affiliate of PacWest) and the Square 1 board of directors recommends that the Square 1 stockholders tender their shares or, within ten business days after the commencement of such tender or exchange offer, the Square 1 board of directors fails to recommend unequivocally against acceptance of such an offer; or

  •
  (1) (a) an acquisition proposal has been made to Square 1 or its stockholders generally or (b) any person has publicly announced an intention to make an acquisition proposal with respect to Square 1, (2) thereafter the merger agreement is terminated by either party because (a) the merger was not consummated on or before March 31, 2016 and the Square 1 stockholder approval has not been obtained or (b) the Square 1 stockholder approval was not obtained at the special meeting, and (3) within 12 months after the termination of the merger agreement, Square 1 enters into a definitive agreement with respect to or consummates an acquisition proposal (except that for purposes of the foregoing, references to "15%" in the definition of the term "acquisition proposal" will instead refer to "50%").

Waiver and Amendment of the Merger Agreement

        Prior to the effective time, any provision of the merger agreement may be: (i) waived in whole or in part by the party benefited by the provision or by both parties; or (ii) amended or modified at any time, by an agreement in writing between the parties thereto executed in the same manner as the merger agreement, except that after the Square 1 stockholder approval is obtained, the merger agreement may not be amended if it would reduce the aggregate value of the consideration to be received by Square 1 stockholders in the merger without any subsequent approval by such stockholders or be in violation of applicable law.

Expenses

        The merger agreement provides that all costs and expenses incurred in connection with the merger agreement, the merger, and the other transactions contemplated by the merger agreement shall be paid by the party incurring such expense.

Voting Agreements

        Patriot Financial Partners, L.P., Castle Creek Capital Partners IV, L.P., Endicott Opportunity Partners III, L.P. and Northaven Management, Inc. (and certain affiliates thereof), in their capacities as stockholders of Square 1, have separately entered into voting agreements with PacWest in which they have agreed to vote all shares of Square 1 common stock that they own and have the power to vote in favor of the merger proposal and any other matter that is required to be approved by the stockholders of Square 1 to facilitate the transactions contemplated by the merger agreement, subject in each case to certain limited exceptions. These stockholders also agreed to vote against any proposal made in opposition to adoption of the merger agreement or in competition with the merger agreement and against any acquisition proposal, subject to certain limited exceptions. As of close of business on the record date, these stockholders beneficially owned, in the aggregate, [    ] shares of Square 1 Class A common stock, allowing them to exercise approximately [    ]% of the voting power of Square 1 common stock (which does not include shares issuable upon the exercise of stock options that were not outstanding as of the close of business on the record date).

        In addition, each stockholder who executed a voting agreement agreed not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any of the shares of Square 1 common stock or (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any of the shares of Square 1 common stock, and not commit or agree to take any of the foregoing actions, subject in each case to certain limited exceptions.

        Each stockholder who executed a voting agreement also agreed (i) that each share of common stock of Square 1 designated as "Class B Common Stock" held by such stockholder shall be treated in the merger as set forth in the merger agreement, which provides that each share of Class B common stock will be converted in the merger into the right to receive the merger consideration on the same terms as shares of Class A common stock and (ii) that such stockholder will not elect to exercise its right under the Square 1 certificate of incorporation to receive in the merger a class of common stock of PacWest with substantially the same rights and benefits as the Class B common stock of Square 1.

        The voting agreements terminate in certain circumstances, including in the event that the merger agreement is terminated in accordance with its terms.

        The foregoing description of the voting agreements is only a summary, and stockholders are urged to read the form of voting agreement attached as Appendix B to this document, which is incorporated herein by reference.

LITIGATION RELATED TO THE MERGER

        One putative stockholder class action lawsuit, referred to as the merger litigation, has been filed in connection with the merger agreement. This action, Manganaro v. Burke et al., Case No. 10817-VCL, was filed on March 20, 2015 in the Court of Chancery of the State of Delaware.

        The complaint in the merger litigation alleges that the members of the Square 1 board of directors breached their fiduciary duties to Square 1 stockholders by approving the proposed merger for inadequate consideration; approving the transaction in order to obtain benefits not equally shared by other Square 1 stockholders; entering into the merger agreement containing preclusive deal protection devices; and failing to take steps to maximize the value to be paid to the Square 1 stockholders. The complaint also alleges claims against PacWest for aiding and abetting these alleged breaches of fiduciary duties. The plaintiff in this action seeks, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duties, injunctive relief prohibiting consummation of the merger, rescission, imposition of a constructive trust in favor of the putative class upon benefits received by defendants as a result of their alleged wrongful conduct, attorneys' fees and costs, and other and further relief. At this stage, it is not possible to predict the outcome of the proceedings or their impact on Square 1, PacWest or the merger.

MATERIAL U.S. FEDERAL INCOME TAX
CONSEQUENCES OF THE MERGER

        This section describes the material United States federal income tax consequences of the merger to U.S. holders of Square 1 common stock who exchange shares of Square 1 common stock for shares of PacWest common stock.

        For purposes of this discussion, a U.S. holder is a beneficial owner of Square 1 common stock who for United States federal income tax purposes is:

  •
  a citizen or resident of the United States;

  •
  a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

  •
  a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

  •
  an estate that is subject to U.S. federal income tax on its income regardless of its source.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Square 1 common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Square 1 common stock, you should consult your tax advisor.

        This discussion addresses only those Square 1 stockholders that hold their Square 1 common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular Square 1 stockholders in light of their individual circumstances or to Square 1 stockholders that are subject to special rules, such as:

  •
  financial institutions;

  •
  investors in pass-through entities;

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  dealers in securities;

  •
  traders in securities that elect to use a mark to market method of accounting;

  •
  persons that hold Square 1 common stock as part of a straddle, hedge, constructive sale or conversion transaction;

  •
  certain expatriates or persons that have a functional currency other than the U.S. dollar;

  •
  persons who are not U.S. holders;

  •
  stockholders who exercise appraisal rights; and

  •
  stockholders who acquired their shares of Square 1 common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

        In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

        The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

        PacWest and Square 1 have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The obligation of PacWest to complete the merger is conditioned upon the receipt of an opinion from Sullivan & Cromwell LLP, counsel to PacWest, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The obligation of Square 1 to complete the merger is conditioned upon the receipt of an opinion from Wachtell, Lipton, Rosen and Katz, counsel to Square 1, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will be based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by PacWest and Square 1. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions. None of these opinions is binding on the Internal Revenue Service or the courts. PacWest and Square 1 have not requested and do not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Accordingly, each Square 1 stockholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences of the Merger Generally to Holders of Square 1 Common Stock

        Assuming that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code:

  •
  no gain or loss will be recognized by stockholders of Square 1 who receive shares of PacWest common stock in exchange for shares of Square 1 common stock pursuant to the merger (except for any gain or loss that may result from the receipt of cash in lieu of fractional shares of PacWest common stock that the stockholder of Square 1 would otherwise be entitled to receive as discussed below under "Cash Received In Lieu of a Fractional Share of PacWest Common Stock");

  •
  the aggregate basis of the PacWest common stock received in the merger will be the same as the aggregate basis of the Square 1 common stock for which it is exchanged, decreased by any basis attributable to fractional share interests in PacWest common stock for which cash is received; and

  •
  the holding period of PacWest common stock received in exchange for shares of Square 1 common stock will include the holding period of the Square 1 common stock for which it is exchanged.

        If U.S. holders of Square 1 common stock acquired different blocks of shares of Square 1 common stock at different times or at different prices, such holders' basis and holding period may be determined with reference to each block of Square 1 common stock. Any such holders should consult their tax advisors regarding the manner in which PacWest common stock received in the exchange should be allocated among different blocks of Square 1 common stock and with respect to identifying the bases or holding periods of the particular shares of PacWest common stock received in the merger.

Cash Received In Lieu of a Fractional Share of PacWest Common Stock

        A Square 1 stockholder who receives cash in lieu of a fractional share of PacWest common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by PacWest. As a result, a Square 1 stockholder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

        The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

COMPARISON OF STOCKHOLDERS' RIGHTS

General

        Square 1 is incorporated under the laws of the State of Delaware and the rights of Square 1 stockholders are governed by the laws of the State of Delaware, Square 1's certificate of incorporation and Square 1's bylaws. As a result of the merger, Square 1 stockholders will receive shares of PacWest common stock and will become PacWest stockholders. PacWest is incorporated under the laws of the State of Delaware and the rights of PacWest stockholders are governed by the laws of the State of Delaware, PacWest's certificate of incorporation and PacWest's bylaws. Thus, following the merger, the rights of Square 1 stockholders who become PacWest stockholders in the merger will continue to be governed by the laws of the State of Delaware, but will no longer be governed by Square 1's certificate of incorporation and bylaws and instead will be governed by PacWest's certificate of incorporation and bylaws.

Comparison of Stockholders' Rights

        Set forth below is a summary comparison of material differences between the rights of Square 1 stockholders under Square 1's certificate of incorporation and bylaws (left column) and the rights of PacWest stockholders under PacWest's certificate of incorporation and bylaws (right column). While the parties believe that the summary table includes the material differences between the rights of Square 1's stockholders and those of PacWest's stockholders, this summary does not include a complete description of all the differences between the rights of the stockholders. Copies of the full text of PacWest's certificate of incorporation and bylaws currently in effect, and Square 1's certificate of incorporation and bylaws currently in effect, are available, without charge, by following the instructions in the section entitled "Where You Can Find More Information."

Square 1	PacWest
Authorized Capital Stock

Square 1's certificate of incorporation states that the authorized capital stock of Square 1 consists of 70 million shares of common stock and 10 million shares of preferred stock. The 70 million shares of common stock consist of 60 million authorized shares of Class A common stock, 4 million authorized shares of Class B non-voting common stock and up to 10 million shares of common stock not otherwise designated (of which 4 million have been designated as Class B non-voting common stock). As of the close of business on the record date, there were [ ] shares of Square 1 Class A common stock outstanding, [ ] shares of Square 1 Class B common stock outstanding and no shares of Square 1 preferred stock outstanding.
PacWest's certificate of incorporation states that the authorized capital stock of PacWest consists of 200 million shares of common stock and 5 million shares of preferred stock. As of [ ], 2015, there were [ ] shares of PacWest common stock outstanding and no shares of PacWest preferred stock outstanding.

Square 1	PacWest
Number of Directors

Square 1's certificate of incorporation states that the number of directors comprising the board of directors will be fixed exclusively by the board of directors pursuant to a resolution adopted by a majority of the board from time to time. There are currently 12 members of the Square 1 board of directors.
PacWest's bylaws state that the number of directors comprising the board of directors will be from seven to 15, with the exact number to be determined from time to time by the PacWest board of directors. There are currently 13 members of the PacWest board of directors. Pursuant to the merger agreement, at the closing of the merger, the PacWest board of directors will cause the number of directors constituting the board of directors of PacWest to be increased by one and will fill such newly created vacancy by appointing a current director of Square 1 selected by Square 1 and reasonably acceptable to PacWest.
Election of Directors

Square 1's certificate of incorporation provides that each Class A common stockholder is entitled to one vote for each share of Class A common stock held by such stockholder. Square 1's bylaws do not provide for cumulative voting. The Square 1 bylaws provide that elections shall be determined by a plurality of the votes cast.
PacWest's certificate of incorporation provides that each stockholder is entitled to one vote for each share of stock held by such stockholder. Cumulative voting is permitted so long as the name of the candidates for whom such votes would be cast has been placed in nomination prior to the voting and at least one stockholder has given notice at the meeting prior to the voting of such stockholder's intention to cumulate votes. Cumulative voting provides each stockholder with a number of votes equal to the number of directors to be elected multiplied by the number of shares of common stock held by such stockholder, which such stockholder can then vote in favor of one or more nominees. PacWest's bylaws provide that directors will be elected by the vote of the majority of the votes case (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) at any meeting for the election of directors at which a quorum is present, provided that the directors shall be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting at which a quorum is present for which (i) the secretary of PacWest receives a notice pursuant to PacWest's bylaws that a stockholder intends to nominate a director or directors and (ii) such proposed nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date PacWest first mails its notice of meeting for such meeting to the stockholders.

Square 1	PacWest
Classification of Board of Directors

Square 1's certificate of incorporation provides for a classified board of directors. The directors are divided into three classes in as nearly equal number as reasonably possible. Directors elected to succeed those directors whose terms expire are elected for a term of office to expire at the third succeeding annual meeting of the stockholders after their election. No decrease in the number of directors will shorten the term of any incumbent director.	PacWest's bylaws do not provide for a classified board of directors; each director serves until his or her successor is elected and all directors are up for election annually.
Removal of Directors

Under Square 1's certificate of incorporation, any director may be removed from office at any time only for cause and only by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.
Under PacWest's bylaws, any director may be removed, with or without cause, at any meeting of stockholders called expressly for such purpose by a vote of the holders of a majority of shares entitled to vote for the election of directors. However, if the certificate of incorporation provides for cumulative voting (as it currently does) and less than the entire board of directors is to be removed, then no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of directors.
Filling Vacancies on the Board of Directors

Square 1's certificate of incorporation provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors or from death, resignation, retirement, disqualification, removal from office or other cause, may only be filled by the vote of a majority of the directors then in office, though less than a quorum. Each director appointed to fill a vacancy will hold office until the annual meeting of stockholders at which the term of office of the class to which such director has been chosen expires.
PacWest's bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the vote of a majority of the directors then in office, though less than a quorum. Any director elected or appointed to fill a vacancy will hold office until the expiration of the term of the director which such director replaced.

Square 1	PacWest
Nomination of Director Candidates by Stockholders

Square 1's bylaws permit stockholders who are entitled to vote in the election of directors at the meeting of stockholders to nominate a director for election if notice is delivered to the corporate secretary not less than 90 nor more than 120 days prior to the date of the meeting; provided that in the event that less than 100 days' notice or public disclosure is given or made to stockholders, notice by the stockholder to nominate a director must be received not later than the tenth day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made.
PacWest's bylaws permit stockholders who are entitled to vote in the meeting of stockholders and who are stockholders of record at the time notice is delivered to the corporate secretary of PacWest to nominate a director for election if notice is delivered to the corporate secretary not less than 90 nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, with the notice period varying for certain instances as set forth in the bylaws.
Stockholder Proposals

Square 1's bylaws provide that in order for a proposal to be properly brought before an annual meeting by a stockholder, the stockholder must give notice of the proposal in writing to the corporate secretary not less than 90 nor more than 120 days prior to the date of the meeting; provided that in the event that less than 100 days' notice or public disclosure is given to stockholders, notice by the stockholder must be received not later than the tenth day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made. Square 1's bylaws provide that at a special meeting of the stockholders, only business that was brought before the meeting by or at the direction of the board of directors may be conducted.
PacWest's bylaws provide that in order for a proposal to be brought before an annual meeting by a stockholder, the stockholder must give notice of the proposal to the secretary not less than 90 days and not more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, with the notice period varying for certain instances as set forth in the bylaws.
Stockholder Action Without a Meeting

Square 1's certificate of incorporation does not allow stockholders to take action without a duly called annual or special meeting of the stockholders and prohibits stockholders from effecting any action by written consent.
According to PacWest's bylaws, any action required or permitted to be taken at any annual or special stockholders' meeting may be taken without a meeting, without prior notice and without a vote, if a consent in writing is delivered to PacWest, setting forth the action to be taken, and is signed by the number of stockholders whose affirmative vote would be required to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Square 1	PacWest
Special Meetings of Stockholders

According to Square 1's certificate of incorporation and bylaws, a Square 1 special meeting of the stockholders may be called only by the Square 1 board of directors pursuant to a resolution adopted by a majority of the total number of directors which Square 1 would have if there were no vacancies on the Square 1 board of directors.
According to PacWest's bylaws, PacWest may call a special stockholders meeting upon the written request of the board of directors, the chairman of the board of directors, the chief executive officer or the vice chairman of the board of directors, and shall be called at the request of PacWest stockholders who together hold not less than 10% of the outstanding shares of PacWest stock that would be entitled to vote at such a meeting.
Indemnification of Directors and Officers

Square 1's certificate of incorporation provides that no director of Square 1 shall be personally liable to Square 1 or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Square 1 or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the General Corporation Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

Square 1's certificate of incorporation provides that Square 1 shall indemnify, to the full extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may be amended (but, in the case of amendment, only to the extent that such amendment permits Square 1 to provide broader indemnification rights than such law permitted prior to such amendment), any person made or threatened to be made a party or otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of Square 1 or is or was serving at the request of Square 1 as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent.

PacWest's certificate of incorporation provides that a director of PacWest shall not be liable to PacWest or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under Delaware law. Delaware law would not allow for exoneration of liability of a director (i) for any breach of the director's duty of loyalty to PacWest or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the General Corporation Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

PacWest's bylaws also provide that PacWest will indemnify any person who is or was or has agreed to become a director or officer of PacWest who was or is made a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was or has agreed to become a director or officer of PacWest, to the fullest extent permitted by law.

Square 1	PacWest
Amendments to Certificate of Incorporation and Bylaws

Square 1's certificate of incorporation may be amended in any manner allowed under Delaware law. The Square 1 board of directors is empowered to adopt, amend or repeal the bylaws by the approval of a majority of the whole board.

Under Square 1's certificate of incorporation, the stockholders also have power to adopt, amend or repeal the bylaws of Square 1; provided, however, that, in addition to any vote of the holders of any class or series of stock of Square 1 required by law or by the certificate of incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of Square 1 entitled to vote thereon, voting together as a single class, is required to adopt, amend or repeal any provisions of the bylaws of Square 1.

PacWest's certificate of incorporation may be amended in any manner allowed under Delaware law.

PacWest's bylaws may be amended by the board of directors, but the stockholders entitled to vote may adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them.

Anti-Takeover Provisions

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a "business combination" (as defined under Delaware law) with a person owning 15% or more of the corporation's voting stock for three years following the time that a person becomes a 15% stockholder, with certain exceptions. Square 1 has not opted out of Section 203.	PacWest, in its certificate of incorporation, has opted out of Section 203.
Tax Benefit Preservation Plan
Square 1 currently does not have a tax benefit preservation plan.
PacWest has a tax benefit preservation plan designed to preserve its net operating losses and certain other tax assets. The plan is designed to prevent an "ownership change" as defined under the federal tax laws by discouraging persons from becoming "5-percent stockholders" (as defined under the federal tax laws) of PacWest and existing "5-percent stockholders" from increasing their beneficial ownership of shares.

Square 1	PacWest
Certain Business Combination Restrictions

Square 1's certificate of incorporation provides that in addition to any affirmative vote required by law or the Square 1 certificate of incorporation, and except as otherwise expressly provided in Article EIGHTH of Square 1's certificate of incorporation, the following transactions or actions require the affirmative vote of the holders of at least a majority of the voting power of the then-outstanding shares of stock of Square 1 entitled to vote thereon, voting together as a single class, subject to certain exceptions:	PacWest's certificate of incorporation and bylaws do not contain any provision regarding business combination transactions with significant stockholders.

•

any merger or consolidation of Square 1 or any subsidiary with: (i) any Interested Stockholder (defined below); or (ii) any other corporation (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an affiliate of an Interested Stockholder;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder, or any affiliate of any Interested Stockholder, of any assets of Square 1 or any subsidiary having an aggregate fair market value equaling or exceeding 25% or more of the combined assets of Square 1 and its subsidiaries;

•

the issuance or transfer by Square 1 or any subsidiary (in one transaction or a series of transactions) of any securities of Square 1 or any subsidiary to any Interested Stockholder or any affiliate of any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value equaling or exceeding 25% of the combined fair market value of the outstanding common stock of Square 1 and its subsidiaries, except for any issuance or transfer pursuant to an employee benefit plan of Square 1 or any subsidiary thereof;

• the adoption of any plan or proposal for the liquidation or dissolution of Square 1 proposed by or on behalf of an Interested Stockholder or any affiliate of any Interested Stockholder; or

Square 1	PacWest

•

any reclassification of securities (including any reverse stock split), or recapitalization of Square 1, or any merger or consolidation of Square 1 with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Square 1 or any subsidiary which is directly or indirectly owned by any Interested Stockholder or any affiliate of any Interested Stockholder.

"Interested Stockholder" means any person (other than Square 1 or any holding company or subsidiary thereof) who or which:
• is the beneficial owner, directly or indirectly, of more than 10% of the voting power of the outstanding voting stock of Square 1;

•

is an affiliate of Square 1 and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of Square 1; or

•

is an assignee of or has otherwise succeeded to any shares of Square 1 voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act.

Square 1	PacWest
Protective Provisions

Square 1's certificate of incorporation provides that so long as any Square 1 Class B common stock remains outstanding, Square 1 will not, without first obtaining the written consent of the holders of 80% of the shares of Square 1 Class B common stock then outstanding, take any action with respect to either of the following matters: (a) amend, alter, repeal, impair or change in any material respect the rights, preferences, powers, privileges, restrictions, qualifications or limitations of the Square 1 Class B common stock, and (b) amend, alter, repeal or waive any provision of the Square 1 certificate of incorporation or bylaws which would adversely affect any right, preference, or privilege of the Square 1 Class B common stock or the holders thereof.	Not applicable.

In addition, Square 1's certificate of incorporation provides that in the event of any merger, consolidation, reclassification or other transaction in which the shares of Square 1 Class A common stock are exchanged for or changed into other stock or securities, cash and/or any other property, each share of Square 1 Class B common stock will at the same time be similarly exchanged or changed in an amount per whole share equal to the aggregate amount of stock, securities, cash and/or any other property, as the case may be, that each share of Square 1 Class A common stock would be entitled to receive as a result of such transaction, provided that at the election of such holder, any securities issued with respect to the Square 1 Class B common stock will be Class B common stock under the resulting corporation's organizational documents to the same extent as the Square 1 Class B common stock is Class B common stock and Square 1 will make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the shares of Square 1 Class B common stock then outstanding) and take such actions necessary to ensure that holders of the Class B common stock will retain securities with substantially the same rights and benefits as the Square 1 Class B common stock.

DESCRIPTION OF CAPITAL STOCK

        The following summary description of the capital stock of PacWest does not purport to be complete and is qualified in its entirety by reference to PacWest's certificate of incorporation and bylaws, as well as the DGCL. Pursuant to PacWest's certificate of incorporation, PacWest has the authority to issue up to 200 million shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $0.01 per share. Each share of PacWest common stock has the same relative rights, and is identical in all respects, with each other share of PacWest common stock. PacWest common stock is traded on NASDAQ under the symbol "PACW." PacWest common stock represents non-withdrawable capital and is not insured by the Federal Deposit Insurance Corporation. All of the outstanding shares of stock are, and any stock issued pursuant to the merger agreement will be, fully paid and nonassessable.

Limitation of Liability and Indemnification Matters

        PacWest's certificate of incorporation provides that a director of PacWest shall not be liable to PacWest or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under Delaware law. PacWest's bylaws also provide that, to the maximum extent permitted by law, PacWest shall indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of PacWest or serves or served at the request of PacWest as a director, officer or employee of any other enterprise. Expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by PacWest promptly upon receipt by PacWest of a commitment from such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by PacWest. The bylaws do not limit the power of PacWest or its board of directors to provide other indemnification and expense reimbursement rights to directors, officers, employees, agents and other persons as otherwise pursuant to the bylaws.

Anti-takeover Provisions in the Certificate of Incorporation and Bylaws

        Certain provisions of PacWest's certificate of incorporation and bylaws could make it less likely that PacWest's management would be changed or someone would acquire voting control of us without the consent of PacWest's board of directors. These provisions could delay, deter or prevent tender offers or takeover attempts that stockholders might believe are in their best interests, including tender offers or takeover attempts that could allow stockholders to receive premiums over the market price of their common stock.

Preferred Stock

        PacWest's board of directors can at any time, under PacWest's certificate of incorporation and without stockholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of us through a merger, tender offer, proxy context or otherwise. Preferred stock with special voting rights or other features issued to persons favoring PacWest's management could stop a takeover by preventing the person trying to take control of us from acquiring enough voting shares necessary to take control.

Nomination Procedures

        Holders of PacWest common stock can nominate candidates for PacWest's board of directors. A stockholder must follow the advance notice procedures described in PacWest's bylaws. In general, to nominate a person for election to PacWest's board of directors at a meeting of PacWest's stockholders, a stockholder must submit a written notice of the proposed nomination to PacWest's corporate secretary at least 90 but not more than 120 days before the meeting.

Rights Plan

        PacWest has a tax benefit preservation plan, referred to as the Plan, designed to preserve its net operating losses, referred to as the NOLs, and certain other tax assets. Although the tax benefit preservation plan is not intended to be an anti-takeover measure, it could be deemed to have an anti-takeover effect because it would discourage a person from acquiring shares of PacWest common stock.

        The adoption of the Plan relates to the fact that if PacWest were to experience an "ownership change" within the meaning of Section 382 of the Internal Revenue Code, referred to as the Code, its ability to utilize the NOLs to offset future taxable income could be significantly limited. The PacWest board of directors may exempt any person or group from being deemed an Acquiring Person (as defined below) for purposes of the Plan with respect to which it receives, at its request, a report from PacWest's advisors to the effect that such exemption would not create a significant risk of material adverse tax consequences to PacWest, or the PacWest board of directors otherwise determines, in its sole discretion, is in the best interests of PacWest.

        An "Acquiring Person" generally is, subject to certain exceptions described in the Plan, any person who is or becomes the beneficial owner (as defined in the Plan) of 4.9% or more of the outstanding shares of PacWest common stock at any time after the first public announcement of the Plan.

        In connection with the adoption of the Plan, the PacWest board of directors declared a dividend of one preferred share purchase right, referred to as a Right, to purchase one ten-thousandth of a share of newly designated PacWest Series A Participating Preferred Stock, referred to as Preferred Stock, for each share of PacWest common stock outstanding at the close of business on April 17, 2014 or issued thereafter and prior to the Rights separating from PacWest common stock pursuant to the terms of the Plan.

        The Rights will not be exercisable until the next business day following the date of the first event causing a Flip-in Date (as defined below) to occur, referred to as the Separation Time. On or after the Separation Time and prior to the Expiration Time (as defined below), each Right would initially entitle the holder to purchase, for $160.00, referred to as the Exercise Price, one ten-thousandth of a share of Preferred Stock. The Preferred Stock is designed so that each one ten-thousandth of a share has economic and voting terms similar to those of one share of PacWest common stock.

        A "Flip-in Date" will occur on the first date on which PacWest announces that a person has become an Acquiring Person, referred to as a Stock Acquisition Date, or such later date and time as the PacWest board of directors may determine.

        In the event that prior to the Expiration Time a Flip-in Date occurs, each Right (other than Rights beneficially owned on the Stock Acquisition Date or thereafter acquired by an Acquiring Person or any affiliate thereof, which Rights will become void) will constitute the right to purchase from PacWest, upon exercise, that number of shares of PacWest common stock having an aggregate Market Price (as defined in the Plan) on the Stock Acquisition Date that gave rise to the Flip-in Date equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the PacWest board of directors may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of PacWest common stock, elect to exchange all of the then outstanding Rights (other than Rights beneficially owned by the Acquiring Person or any affiliate thereof, which Rights shall become void) for shares of PacWest common stock at an exchange ratio of one share of PacWest common stock per Right, subject to adjustment.

        The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of PacWest, including, without limitation, the right to vote or to receive dividends.

        The exercise price of the Rights and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution if certain specified events occur as provided in the Plan.

        The PacWest board of directors may, at its option, at any time, redeem all (but not less than all) of the then outstanding Rights at a price of $0.001 per Right, as provided in the Plan.

        The Rights will expire on the earliest of: (1) the time at which the PacWest board of directors elects to exchange the Rights for shares of PacWest common stock as described above, (2) the date on which the Rights are redeemed as described above, (3) the close of business on April 7, 2017 and (4) the time at which the PacWest board of directors determines, in its sole discretion that the NOLs are utilized in all material respects or no longer available in any material respect under Section 382 of the Code or any applicable state law or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which PacWest could use the NOLs, or materially impair the amount of the NOLs that could be used by the Company in any particular time period, for applicable tax purposes, referred to as the Expiration Time.

Amendment of Bylaws

        Under PacWest's bylaws, PacWest's board of directors can adopt, amend or repeal the bylaws, subject to limitations under the DGCL. PacWest's stockholders also have the power to change or repeal PacWest's bylaws.

Common Stock

Voting Rights

        Holders of PacWest common stock will be entitled to one vote per share on all matters requiring stockholder action, including, but not limited to, the election of directors. Cumulative voting is permitted so long as the name of the candidates for whom such votes would be cast has been placed in nomination prior to the voting and at least one stockholder has given notice at the meeting prior to the voting of such stockholder's intention to cumulate votes. In an election of directors under cumulative voting, each share of voting stock is entitled to vote the number of votes to which such share would normally be entitled, multiplied by the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. Cumulative voting may enable a minority stockholder or group of stockholders to elect at least one representative to the board. Without cumulative voting, the holders of a majority of the shares present at an annual meeting would have the power to elect all the directors to be elected at that meeting, and no person could be elected without the support of a majority of the stockholders voting. Without cumulative voting, any director or the entire board of directors of a corporation may be removed with or without cause with the approval of a majority of the outstanding shares entitled to vote at an election of directors.

Dividends

        Holders of PacWest common stock may receive dividends when, as and if declared by PacWest's board of directors out of funds legally available for payment of dividends, subject to any restrictions imposed by Federal regulators and the payment of any preferential amounts to which any class of preferred stock may be entitled. Other restrictions on PacWest's ability to pay dividends are described below under "—Restrictions on Dividends."

Liquidation Preference

        Holders of common stock are not entitled to a liquidation preference in respect of those shares. Upon liquidation, dissolution or winding up of PacWest, holders of PacWest common stock will be entitled to share ratably in all assets remaining after the payment of all liabilities of PacWest and of preferential amounts to which any preferred stock may be entitled.

Other Matters

        The holders of the PacWest common stock will have no preemptive or other subscription rights. PacWest common stock will not be subject to call or redemption.

Restrictions on Dividends

        PacWest is incorporated in Delaware and is governed by the DGCL. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law, or, if there is no surplus, out of net profits for the fiscal year in which the dividend was declared and/or for the preceding fiscal year. Under Delaware law, however, PacWest cannot pay dividends out of net profits if, after PacWest pays the dividend, PacWest's capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. PacWest's ability to pay dividends is also subject to certain other limitations. Dividend payments by PacWest are subject to the oversight of the Federal Reserve Board. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if retention of prospective earnings is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that places undue pressure on the capital of depository institution subsidiaries or that may undermine the bank holding company's ability to serve as a source of strength to its banking subsidiaries. The level of PacWest's capital ratios also may affect PacWest's ability to pay dividends.

        As a bank holding company, PacWest's ability to pay dividends is affected by the ability of Pacific Western Bank to pay dividends to PacWest. It is possible, depending upon the financial condition of Pacific Western Bank, and other factors, that the Federal Reserve, FDIC or CDBO could assert that a proposed payment of dividends or other payments would be an unsafe or unsound practice. Pacific Western Bank is subject to restrictions under certain federal and state laws and regulations which limit its ability to transfer funds to PacWest through intercompany loans, advances or cash dividends. Dividends paid by state banks, such as Pacific Western Bank, are regulated by the CDBO, under its general supervisory authority as it relates to a bank's capital requirements. A state bank may declare a dividend without the approval of the CDBO as long as the total dividends declared in a calendar year do not exceed either the retained earnings or the total of net profits for the three previous fiscal years less any dividends paid during such period.

        During 2014, PacWest received $137.0 million in dividends from Pacific Western Bank. For the foreseeable future, further dividends from Pacific Western Bank to PacWest require CDBO approval.

        Refer to "Business—Supervision and Regulation" in PacWest's most recent Annual Report on Form 10-K and similar sections in PacWest's future filings for more information about restrictions on the ability of PacWest's subsidiary to pay PacWest dividends.

Restrictions on Ownership of PacWest's Common Stock

        Under the BHC Act, any person or company is required to obtain the approval of the Federal Reserve before acquiring control of PacWest, which, among other things, includes the acquisition of ownership of or control over 25% or more of any class of voting securities of the Company or the power to exercise a "controlling influence" over PacWest. In the case of an acquirer that is a bank or bank holding company, the BHC Act requires approval of the Federal Reserve for the acquisition of ownership or control of any voting securities of PacWest, if the acquisition results in the bank or bank holding company controlling more than 5% of the outstanding shares of any class of PacWest's voting securities. The Change in Bank Control Act prohibits a person, entity, or group of persons or entities acting in concert, from acquiring "control" of a bank holding company such as PacWest unless the Federal Reserve has been given prior notice and has not objected to the transaction. Under Federal Reserve regulations, the acquisition of 10% or more of a class of voting stock of PacWest would generally be deemed an acquisition of control of PacWest.

Transfer Agent

        The transfer agent for PacWest common stock is Wells Fargo Shareowner Services.

 EXPERTS

        The consolidated financial statements of PacWest and its subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Square 1 and its subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014 have been incorporated by reference herein and in the registration statement in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of CapitalSource Inc. at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated by reference herein and in the registration statement. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL OPINIONS

        Sullivan & Cromwell LLP, New York, New York, and Wachtell, Lipton, Rosen and Katz, New York, New York, will deliver at the effective time their opinions to PacWest and Square 1, respectively, as to certain United States federal income tax consequences of the merger. Please see the section entitled "Material United States Federal Income Tax Consequences of the Merger." The validity of the PacWest common stock to be issued in connection with the merger will be passed upon for PacWest by Sullivan & Cromwell LLP, Los Angeles, California.

OTHER MATTERS

        As of the date of this document, the Square 1 board of directors does not know of any matters that will be presented for consideration at the Square 1 special meeting other than as described in this document. However, if any other matter shall properly come before the Square 1 special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notices of special meeting.

SQUARE 1 ANNUAL MEETING STOCKHOLDER PROPOSALS

        If the merger occurs in the expected time frame, there will be no annual meeting of stockholders in 2015. If the merger is not completed, Square 1 must have received proposals that stockholders seek to include in the proxy statement for Square 1's next annual meeting no later than January 23, 2015; provided that if next year's annual meeting is held on a date more than 30 calendar days from June 24, 2015, a stockholder proposal must be received by a reasonable time before Square 1 begins to print and mail its proxy solicitation for such annual meeting. Stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

        Square 1's bylaws provide that a person may not be nominated for election as a director of Square 1 unless that person is nominated by or at the direction of Square 1's board or by a stockholder who has given appropriate notice to Square 1 before the meeting. Similarly, a stockholder may not bring business before an annual meeting unless the stockholder has given Square 1 appropriate notice of its intention to bring that business before the meeting. Square 1's secretary must receive notice of the nomination or proposal not less than 90 and not more than 120 days before the annual meeting; provided, however, that if less than 100 days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder who desires to raise new business must provide certain information to Square 1 concerning the nature of the new business, the stockholder, the stockholder's ownership in Square 1 and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide Square 1 with certain information concerning the nominee and the proposing stockholder. A copy of Square 1's bylaws may be obtained from Square 1.

 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows PacWest and Square 1 to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

        This document incorporates by reference the following documents that have previously been filed with the SEC by PacWest (File No. 000-30747):

  •
  Annual Report on Form 10-K for the year ended December 31, 2014; and

  •
  Current Reports on Form 8-K filed April 9, 2014 (as amended on June 9, 2014 and April 22, 2015), March 2, 2015, March 5, 2015, March 10, 2015, April 14, 2015 and April 16, 2015 (other than the portions of those documents not deemed to be filed).

        This document also incorporates by reference the following documents that have previously been filed with the SEC by Square 1 (File No. 001-36372):

  •
  Annual Report on Form 10-K for the year ended December 31, 2014; and

  •
  Current Reports on Form 8-K filed March 2, 2015 and March 5, 2015 (other than the portions of those documents not deemed to be filed).

        In addition, PacWest and Square 1 are incorporating by reference any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the special meeting of the Square 1 stockholders, provided, however, that PacWest and Square 1 are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

        Both PacWest and Square 1 file annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Square 1 or PacWest file with the SEC without charge by following the instructions in the section entitled "Where You Can Find More Information."

        Neither PacWest nor Square 1 has authorized anyone to give any information or make any representation about the merger or the respective companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Appendix A

AGREEMENT AND PLAN OF MERGER

dated as of March 1, 2015

by and between

PacWest Bancorp

and

Square 1 Financial, Inc.

A-i

A-ii

        AGREEMENT AND PLAN OF MERGER, dated as of March 1, 2015 (this "Agreement"), by and between PacWest Bancorp, a Delaware corporation ("Parent"), and Square 1 Financial, Inc., a Delaware corporation (the "Company") (collectively hereinafter referred to as the "Parties").

RECITALS

        WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Company will merge with and into Parent (the "Merger"), with Parent as the surviving corporation in the Merger (sometimes referred to in such capacity as the "Surviving Corporation");

        WHEREAS, the respective boards of directors of each of Parent and the Company have determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of their respective companies and their respective stockholders, as applicable, and have approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein;

        WHEREAS, immediately after the Merger, Square 1 Bank, a de novo North Carolina commercial bank and a wholly-owned subsidiary of the Company ("Square 1 Bank"), will merge with and into Pacific Wester Bank, a California state-chartered bank and wholly-owned subsidiary of Parent ("Pacific Western Bank"), with Pacific Western Bank as the surviving bank (the "Bank Merger");

        WHEREAS, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the Parties intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

        WHEREAS, as an inducement for Parent to enter into this Agreement, certain stockholders of the Company have simultaneously herewith entered into a Voting Agreement (each a "Voting Agreement" and collectively, the "Voting Agreements") in connection with the Merger, in the form of Exhibit A hereto;

        WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent's willingness to enter into this Agreement, certain members of the board of directors of the Company are entering into a non-solicitation agreement with Parent, in the form of Exhibit B hereto; and

        WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

        NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

        1.01    Certain Definitions.     The following terms are used in this Agreement with the meanings set forth below:

        "Acquisition Proposal" means (A) any proposal, offer or inquiry with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries that if consummated, would result in any Person (or the stockholders of any Person) owning 15% or more of the total voting power of the Company or the surviving entity in a merger involving such party or the resulting parent company of such surviving entity and (B) any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the total voting power of any class of equity securities of the Company or those of any of its Subsidiaries or 15% or more of the Company's consolidated total assets (including, without limitation, equity securities of its Subsidiaries), in each case other than the transactions contemplated by this Agreement.

        "Adjusted Stockholders' Equity" has the meaning set forth in Section 6.03(d).

        "Advisors" has the meaning set forth in Section 6.03(d).

        "Affiliate" means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by or is under common control with such Person. For purposes of this definition, "control" of a Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

        "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 8.02.

        "ALL" has the meaning set forth in Section 4.02(t).

        "Alternative Acquisition Agreement" has the meaning set forth in Section 5.06(c)(i)(B).

        "Anti-Bribery and Anti-Corruption Laws" means the FCPA and all other applicable anti-bribery and anti-corruption Laws.

        "Bank Merger" has the meaning set forth in the Recitals to this Agreement.

        "Bank Merger Certificate" has the meaning set forth in Section 5.19.

        "Bank Secrecy Act" means the Currency and Foreign Transaction Reporting Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act and their implementing regulations.

        "Benefit Plans" has the meaning set forth in Section 4.02(m)(i).

        "Book-Entry Share" has the meaning set forth in Section 3.01(a).

        "Business Day" means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in the State of California or the State of North Carolina are authorized or obligated to close.

        "CBNC" means the Commissioner of Banks of the State of North Carolina.

        "CDBO" means the California Department of Business Oversight.

        "Certificate" has the meaning set forth in Section 3.01(a).

        "Certificate of Merger" has the meaning set forth in Section 2.02.

        "CFC" means the California Financial Code.

        "Claim" has the meaning set forth in Section 5.11(a).

        "Closing" has the meaning set forth in Section 2.02.

        "Closing Date" has the meaning set forth in Section 2.02.

        "Closing Financial Statements" has the meaning set forth in Section 5.15.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Community Reinvestment Act" means the Community Reinvestment Act of 1977, as amended.

        "Company" has the meaning set forth in the Preamble of this Agreement.

        "Company Applicable Date" has the meaning set forth in Section 4.02(g).

        "Company Board" means the board of directors of the Company.

        "Company Board Recommendation" has the meaning set forth in Section 5.04.

        "Company Bylaws" means the bylaws of the Company, as amended.

        "Company Change of Recommendation" has the meaning set forth in Section 5.06(c)(i)(A).

        "Company Charter" means the certificate of incorporation of the Company, as amended.

        "Company Class A Common Stock" means the common stock, par value $0.01 per share, of the Company designated as Class A Common Stock.

        "Company Class B Common Stock" means the common stock, par value $0.01 per share, of the Company designated as Class B Common Stock.

        "Company Common Stock" means the Company Class A Common Stock, the Company Class B Common Stock and the Company Undesignated Common Stock.

        "Company Disclosure Schedule" has the meaning set forth in Section 4.01.

        "Company Equity Awards" has the meaning set forth in Section 3.04(c).

        "Company Loan Property" has the meaning set forth in Section 4.02(o).

        "Company Material Adverse Effect" means any effect, circumstance, occurrence or change that is (i) material and adverse to the business, assets or deposit liabilities, properties, operations, results of operations, or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (ii) that materially impairs the ability of the Company to consummate the Merger and the transactions contemplated hereby on a timely basis; provided, however, that none of the following effects, circumstances, occurrences or changes shall be considered when determining if a Company Material Adverse Effect has occurred: (A) any change in Law or GAAP or interpretations thereof (except to the extent that with respect to this clause (A) such effect, circumstance, occurrence or change disproportionately adversely affects the Company and its Subsidiaries compared to other companies of similar size operating in the commercial banking industry in which the Company operates, in which case only the disproportionate effect will be taken into account); (B) effects resulting from worsening of geopolitical conditions in the United States or any other country in which the Company and any of its Subsidiaries conduct material operations or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country in which the Company and any of its Subsidiaries conduct material operations; (C) any change in market price or trading volume of Company Common Stock (except to the extent that, with respect to this clause (C), the facts or circumstances giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Company Material Adverse Effect pursuant to any other clause of this definition); (D) any action taken by the Company with Parent's express written consent or any action taken by the Company that the Company was expressly required to take pursuant to the terms of this Agreement; (E) any failure, in and of itself, by the Company to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (except to the extent that, with respect to this clause (E), the facts or circumstances giving rise or contributing to failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Company Material Adverse Effect pursuant to any other clause of this definition); (F) changes in economic conditions affecting commercial banks generally (except to the extent that with respect to this clause (F), such change in economic condition disproportionately adversely affects the Company and its Subsidiaries, compared to other companies of similar size operating in the commercial banking industry in which the Company operates, in which case only the disproportionate effect will be taken into account); (G) for purposes of the condition set forth in Section 6.03(f), those matters disclosed in the Company Disclosure Schedule consistent with the standard set forth in Section 4.01(a) and based on the information on those matters made available on or prior to the date hereof (for the avoidance of doubt, except to the extent of any adverse developments with respect to such matters that arise after the date hereof); or (H) changes in relationships with customers or employees of the Company and its Subsidiaries that were primarily the result of the announcement or public disclosure of this Agreement and the transactions contemplated hereby.

        "Company Meeting" has the meaning set forth in Section 5.04.

        "Company Option" has the meaning set forth in Section 3.04(a).

        "Company Preferred Stock" means the preferred stock, par value $0.01 per share, of the Company.

        "Company RSU" has the meaning set forth in Section 3.04(b).

        "Company SEC Reports" has the meaning set forth in Section 4.02(g).

        "Company Stock Plan" has the meaning set forth in Section 3.04(a).

        "Company Stockholder Approval" means the adoption of this Agreement by a vote of the majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Meeting.

        "Company Undesignated Common Stock" has the meaning set forth in Section 4.02(b).

        "Confidentiality Agreement" has the meaning set forth in Section 5.07(c).

        "Continuation Period" has the meaning set forth in Section 5.12(a).

        "Continuing Employees" has the meaning set forth in Section 5.12(a).

        "Contract" or "Contracts" has the meaning set forth in Section 4.02(f)(ii).

        "CRA" has the meaning set forth in Section 4.02(j)(iv).

        "Delaware Secretary" means the Secretary of State of the State of Delaware.

        "Deposit Insurance Fund" means the Deposit Insurance Fund administered by the FDIC.

        "DGCL" has the meaning set forth in the Recitals to this Agreement.

        "D&O Insurance" has the meaning set forth in Section 5.11(c).

        "Effective Time" has the meaning set forth in Section 2.02.

        "End Date" has the meaning set forth in Section 7.01(b).

        "Environmental Laws" has the meaning set forth in Section 4.02(o).

        "Equal Credit Opportunity Act" means the Equal Credit Opportunity Act (15 U.S.C. Section 1691 et seq.), as amended.

        "Equity Award Cashout Price" has the meaning set forth in Section 3.04(a).

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" has the meaning set forth in Section 4.02(m)(iv).

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "Exchange Agent" has the meaning set forth in Section 3.03(a).

        "Exchange Fund" has the meaning set forth in Section 3.03(a).

        "Exchange Ratio" has the meaning set forth in Section 3.01(a).

        "Excluded Shares" has the meaning set forth in Section 3.01(c).

        "Fair Housing Act" means the Fair Housing Act (420 U.S.C. Section 3601 et seq.), as amended.

        "FCPA" means the Foreign Corrupt Practices Act of 1977 (15 U.S.C. §78dd-1 et seq.), as amended.

        "FDIC" means the Federal Deposit Insurance Corporation.

        "Federal Reserve Act" means the Federal Reserve Act of 1913, as amended.

        "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

        "GAAP" means generally accepted accounting principles in the United States, consistently applied over the period involved.

        "Governmental Authority" means any federal, state or local court, tribunal, arbitral, governmental, administrative or regulatory authority (including, without limitation, any Regulatory Authorities), agency, commission, body or other governmental entity or instrumentality.

        "Hazardous Substance" has the meaning set forth in Section 4.02(o).

        "Home Mortgage Disclosure Act" means the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), as amended.

        "Indemnified Party" or "Indemnified Parties" has the meaning set forth in Section 5.11(a).

        "Intellectual Property Rights" has the meaning set forth in Section 4.02(x)(ii).

        "Investment Adviser" has the meaning set forth in Section 5.14(c).

        "Investment Advisers Act" has the meaning set forth in Section 4.02(j).

        "IRS" has the meaning set forth in Section 4.02(m)(i).

        "Knowledge" means the actual knowledge, after reasonable inquiry under the circumstances, of the persons set forth in Section 1.01 of the Company Disclosure Schedule or Section 1.01 of the Parent Disclosure Schedule.

        "Law" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.

        "Lien" means any charge, mortgage, pledge, security interest, restriction, claim, lien, equity, encumbrance or any other encumbrance or exception to title of any kind.

        "Material Contract" has the meaning set forth in Section 4.02(k).

        "Materially Burdensome Regulatory Condition" has the meaning set forth in Section 5.10(a).

        "Merger" has the meaning set forth in the Recitals to this Agreement.

        "Merger Consideration" has the meaning set forth in Section 3.01(a).

        "Multiemployer Plan" has the meaning set forth in Section 4.02(m)(v).

        "Multiple Employer Plan" has the meaning set forth in Section 4.02(m)(v).

        "NASDAQ" means the NASDAQ Global Select Market.

        "OFAC" means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

        "Order" has the meaning set forth in Section 6.01(b).

        "Pacific Western Bank" has the meaning set forth in the Recitals to this Agreement.

        "Parent" has the meaning set forth in the Preamble to this Agreement.

        "Parent 401(k) Savings Plan" has the meaning set forth in Section 5.12(c).

        "Parent Average Closing Price" means the average of the closing prices of shares of Parent Common Stock quoted on NASDAQ for the period of fifteen (15) consecutive trading days ending on the second full trading day prior to the receipt of the last of the regulatory approvals (excluding any statutory waiting periods) necessary to satisfy the condition set forth in clause (i) of Section 6.03(c).

        "Parent Award" means a right of any kind, contingent or accrued, to acquire or receive shares of Parent Common Stock or benefits measured by the value of shares of Parent Common Stock, and each award of any kind consisting of shares of Parent Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Parent Stock Plan, other than Parent Stock Options.

        "Parent Board" means the board of directors of Parent.

        "Parent Common Stock" means the common stock, par value $0.01 per share, of Parent.

        "Parent Disclosure Schedule" has the meaning set forth in Section 4.01.

        "Parent Material Adverse Effect" means any effect, circumstance, occurrence or change that is (i) material and adverse to the business, assets or deposit liabilities, properties, operations, results of operations, or condition (financial or otherwise) of Parent and its Subsidiaries, taken as a whole, or (ii) that materially impairs the ability of Parent to consummate the Merger and the transactions contemplated hereby on a timely basis; provided, however, that none of the following effects, circumstances, occurrences or changes shall be considered when determining if a Parent Material Adverse Effect has occurred: (A) any change in Law or GAAP or interpretations thereof (except to the extent that with respect to this clause (A) such effect, circumstance, occurrence or change disproportionately adversely affects Parent and its Subsidiaries compared to other companies of similar size operating in the commercial banking industry in which Parent operates, in which case only the disproportionate effect will be taken into account); (B) effects resulting from worsening of geopolitical conditions in the United States or any other country in which Parent and any of its respective Subsidiaries conduct material operations or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country in which Parent and any of its respective Subsidiaries conduct material operations; (C) any change in market price or trading volume of Parent Common Stock (except to the extent that, with respect to this clause (C), the facts or circumstances giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Parent Material Adverse Effect pursuant to any other clause of this definition); (D) any action taken by Parent with the Company's express written consent or any action taken by Parent that Parent was expressly required to take pursuant to the terms of this Agreement; (E) any failure, in and of itself, by Parent to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (except to the extent that, with respect to this clause (E), the facts or circumstances giving rise or contributing to failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Parent Material Adverse Effect pursuant to any other clause of this definition); (F) changes in economic conditions affecting commercial banks generally (except to the extent that with respect to this clause (F), such change in economic condition disproportionately adversely affects Parent and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the commercial banking industry in which Parent operates, in which case only the disproportionate effect will be taken into account); (G) for the purposes of Section 6.02(e), those matters disclosed in the Parent Disclosure Schedule consistent with the standard set forth in Section 4.01(a) and based on the information on those matters made available on or prior to the date hereof (for the avoidance of doubt, except to the extent of any adverse developments with respect to such matters that arise after the date hereof); or (H) changes in relationships with customers or employees of Parent and its Subsidiaries that were primarily the result of the announcement or public disclosure of this Agreement and the transactions contemplated hereby.

        "Parent Preferred Stock" means the preferred stock, par value $0.01 per share, of Parent.

        "Parent Reports" has the meaning set forth in Section 4.03(f)(i).

        "Parent Restricted Shares" has the meaning set forth in Section 4.03(b).

        "Parent Section 382 Rights Agreement" means the Tax Asset Protection Plan, dated as of April 7, 2014, between Parent and Wells Fargo Bank, National Association, as rights agent.

        "Parent Stock Options" means issued and outstanding options to acquire Parent Common Stock which were granted under the Parent Stock Plan.

        "Parent Stock Plan" means Parent's 2003 Stock Incentive Plan, as amended.

        "Parties" has the meaning set forth in the Preamble to this Agreement.

        "Person" means any individual, bank, corporation (including not-for-profit), joint-stock company, general or limited partnership, limited liability company, joint venture, estate, business trust, trust, association, organization, Governmental Authority or other entity of any kind or nature.

        "Professional Fees" has the meaning set forth in Section 6.03(d).

        "Prospectus/Proxy Statement" has the meaning set forth in Section 5.06(a).

        "Qualified Plans" has the meaning set forth in Section 4.02(m)(iii).

        "Registration Statement" has the meaning set forth in Section 5.06(a).

        "Regulatory Authorities" has the meaning set forth in Section 4.02(i)(i).

        "Rights" means, with respect to any Person, the stock options, stock appreciation rights, warrants and any other securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or other instrument the value of which is determined in whole or in part by reference to the market price or value of, any shares of capital stock or any other property or assets of such Person.

        "Sarbanes-Oxley Act" has the meaning set forth in Section 4.02(g)(i).

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Share" and "Shares" has the meaning set forth in Section 3.01(a).

        "Square 1 Bank" has the meaning set forth in the Recitals to this Agreement.

        "Stockholders' Equity Measuring Date" has the meaning set forth in Section 6.03(d).

        "Subsidiary" means, as to any Person, a corporation, limited liability company, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, limited liability company, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

        "Superior Proposal" means an unsolicited bona fide Acquisition Proposal (provided that for purposes of the definition of "Superior Proposal" the references to "15%" in the definition of "Acquisition Proposal" shall instead refer to "50%") that a Party's board of directors has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to such Party's stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 5.05(c) of this Agreement and the time likely to be required to consummate such Acquisition Proposal).

        "Surviving Corporation" has the meaning set forth in the Recitals to this Agreement.

        "Takeover Statute" has the meaning set forth in Section 4.02(z).

        "Tax" (including, with correlative meanings, the terms "Taxes" and "Taxable") means all federal, state, local and foreign taxes, charges, fees, customs, duties, levies or other assessments, however denominated, including, without limitation, all net income, gross income, profits, gains, gross receipts, sales, use, value added, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unclaimed property, unemployment, capital stock or any other taxes, charges, fees, customs, duties, levies or other assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

        "Tax Returns" means any return, amended return or other report (including elections, declarations, forms, disclosures, schedules, estimates and information returns) required to be filed with any taxing authority with respect to any Taxes including, without limitation, any documentation required to be filed with any taxing authority or to be retained in respect of information reporting requirements imposed by the Code or any similar foreign, state or local Law.

        "Termination Fee" has the meaning set forth in Section 7.02(b)(i).

        "Third-Party Intellectual Property Rights" has the meaning set forth in Section 4.02(x)(ii).

        "USA PATRIOT Act" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended (Pub. L. No. 107-56).

        "Voting Agreements" has the meaning set forth in the Recitals to this Agreement.

        "willful and intentional breach" means a breach or failure to perform that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause a breach of this Agreement.

ARTICLE 2

THE MERGER

        2.01    The Merger.     (a)    The Combination.    Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Company shall merge with and into Parent and the separate corporate existence of the Company shall cease. Parent shall be the Surviving Corporation in the Merger, and shall continue to exist as a Delaware corporation with all its rights, privileges, immunities, powers and franchises continuing unaffected by the Merger.

        (b)    Certificate of Incorporation and Bylaws.    The Certificate of Incorporation and Bylaws of Parent as in effect immediately prior to the Effective Time shall be those of the Surviving Corporation. The directors and officers of Parent immediately prior to the Effective Time, together with the additional director appointed pursuant to Section 5.05, shall be the directors and officers of the Surviving Corporation, until such time as their successors shall be duly elected and qualified.

        (c)    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in § 259 of the DGCL, including any regulations or rules promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Parent shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Parent shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

        2.02    Closing; Effective Time.     The closing of the Merger (the "Closing") shall take place at such time and place as the Company and Parent shall agree, on the date when the Effective Time is to occur (the "Closing Date"). Subject to the terms and conditions of this Agreement, on the Closing Date the Parties shall cause the filing of a Certificate of Merger (the "Certificate of Merger") to be made with the Delaware Secretary. Subject to the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the Parties shall cause the Effective Time to occur no later than the third Business Day after such satisfaction or waiver (except as the Parties may otherwise agree to in writing). The Merger provided for herein shall become effective at the time the Certificate of Merger has been filed with the Delaware Secretary, or such later time as may be agreed by the Parties and specified in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time").

ARTICLE 3

CONSIDERATION; EXCHANGE PROCEDURES

        3.01    Effect on Capital Stock.     At the Effective Time, as a result of the Merger and without any action on the part of any Person:

        (a)    Outstanding Company Common Stock.    Each share of Company Common Stock (each, a "Share" and, collectively, "Shares"), excluding Excluded Shares, issued and outstanding immediately prior to the Effective Time, shall become and be converted into the right to receive 0.5997 of a share (the "Exchange Ratio") of Parent Common Stock (the "Merger Consideration"), without interest thereon. At the Effective Time, all Shares (other than Excluded Shares) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any Shares (a "Certificate") and each holder of a Share not represented by a Certificate (a "Book-Entry Share"), other than any Excluded Shares, shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration plus any dividends or distributions to which the holder thereof has the right to receive pursuant to Section 3.03(c) as well as any cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 3.03(d).

        (b)    Outstanding Parent Stock.    Each share of Parent Common Stock, as issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding and shall not be affected by the Merger.

        (c)    Cancellation of Excluded Shares.    Any shares of Company Common Stock held by Parent or any direct or indirect wholly-owned Subsidiary of Parent or by the Company or any direct or indirect wholly-owned Subsidiary of the Company, other than those held in a fiduciary capacity or as a result of debts previously contracted ("Excluded Shares"), shall automatically be cancelled and retired and shall cease to exist at the Effective Time of the Merger and no consideration shall be issued in exchange therefor.

        3.02    Rights as Stockholders; Stock Transfers.     At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, stockholders of the Company other than to receive the Merger Consideration (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor). After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

        3.03    Exchange Procedures.     (a)    Exchange Agent.    At the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent with the Company's prior approval (such approval not to be unreasonably withheld or delayed) (the "Exchange Agent"), for the benefit of the holders of Shares (in each case, other than holders of Excluded Shares), certificates or, at Parent's option, evidence of shares in book-entry form representing the shares of Parent Common Stock in exchange for Shares outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 3.03(f)) or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the transmittal materials, pursuant to the provisions of this Article III, and after the Effective Time, if applicable, any dividends or other distributions with respect to shares of Parent Common Stock (such amount in cash and certificates for shares of Parent Common Stock being hereinafter referred to as the "Exchange Fund"). The Company shall notify Parent in writing prior to the Effective Time of the number of Shares and Excluded Shares outstanding immediately prior to the Effective Time, and shall cause the Company's transfer agent to deliver to the Exchange Agent on or prior to the Closing Date a list of the holders of Company Common Stock in a format that is reasonably acceptable to the Exchange Agent and otherwise reasonably cooperate with the Exchange Agent.

        (b)    Exchange Procedures.    Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) notice advising such holders of the effectiveness of the Merger, including appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof, as provided in Section 3.03(f)) and instructions for surrendering the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent (such materials and instructions to include customary provisions with respect to delivery of an "agent's message" with respect to Book-Entry Shares and to be in such form and have such provisions as Parent and the Company may reasonably agree). Upon the surrender of a Certificate (or affidavits of loss in lieu thereof as provided in Section 3.03(f)) or Book-Entry Shares to the Exchange Agent in accordance with the terms of such transmittal materials, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (x) a certificate (or evidence of shares in book-entry form, as applicable) representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article III and (y) a check in the amount (after giving effect to any required tax withholdings as provided in Section 3.03(g)) equal to (A) any cash in lieu of fractional shares plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article III, and the Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate, may be issued and/or paid to such a transferee if the Exchange Agent is presented with the Certificate formerly representing such Shares and/or all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

        (c)    Distributions with Respect to Unexchanged Shares; Voting.    All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and if a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate or Book-Entry Shares until such Certificate (or affidavit of loss in lieu thereof as provided in Section 3.03(f)) or Book-Entry Shares are surrendered for exchange in accordance with this Article III. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof as provided in Section 3.03(f)) or Book-Entry Shares, there shall be issued and/or paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

        (d)    Fractional Shares.    Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued and any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 3.03(d) shall be entitled to receive a cash payment in lieu thereof (rounded to the nearest cent), which payment shall be determined by multiplying (i) the Parent Average Closing Price by (ii) the fraction of the share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 3.01(a).

        (e)    Termination of Exchange Fund.    The Exchange Fund shall be administered by the Exchange Agent until such time as any unclaimed portion thereof is delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. None of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

        (f)    Lost, Stolen or Destroyed Certificates.    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

        (g)    Withholding Rights.    Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts (i) shall be remitted by Parent or the Surviving Corporation to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

        (h)    Adjustments.    Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, redenomination, merger, issuer tender or exchange offer, or other similar transaction, then the Exchange Ratio and the Merger Consideration shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Exchange Ratio and the Merger Consideration, respectively, for purposes of this Agreement.

        3.04    Treatment of Equity Awards.

        (a)    Treatment of Options.    At the Effective Time, each outstanding option to purchase shares of Company Common Stock (a "Company Option") under the Company's 2009 Stock Incentive Plan (the "Company Stock Plan"), whether vested or unvested, shall be cancelled and shall only entitle the holder of such Company Option to receive, as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (i) the total number of Shares subject to such Company Option and (ii) the excess, if any, of (A) the Equity Award Cashout Price over (B) the exercise price per Share under such Company Option, less any applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Option which has an exercise price per share of Company Common Stock that is greater than or equal to the Equity Award Cashout Price shall be cancelled at the Effective Time for no consideration or payment. For purposes of this Agreement, the "Equity Award Cashout Price" shall mean the product of (1) the Parent Average Closing Price and (2) the Exchange Ratio.

        (b)    Company RSUs.    At the Effective Time, each outstanding restricted stock unit (a "Company RSU") under the Company Stock Plan, whether vested or unvested, shall be cancelled and shall only entitle the holder of such Company RSU to receive, as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (i) the total number of Shares subject to such Company RSU and (ii) the Equity Award Cashout Price, less any applicable Taxes required to be withheld with respect to such payment.

        (c)    Company Actions.    At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are, in the Company's reasonable determination, necessary to effectuate the treatment of the Company Options and Company RSUs (the "Company Equity Awards") pursuant to Section 3.04(a) through 3.04(c). The Company shall take all actions that are, in the Company's reasonable determination, necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

        3.05    Warrants.     At the Effective Time, each warrant to purchase shares of Company Common Stock held by the individuals listed on Section 3.05 of the Company Disclosure Schedule to the extent then outstanding and not previously exercised shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (i) the total number of Shares subject to such warrants and (ii) the excess, if any, of (A) the Equity Award Cashout Price over (B) the exercise price per Share under such warrants, less any applicable Taxes required to be withheld with respect to such payment.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

        4.01    Disclosure Schedules; Standards.

        (a)    Disclosure Schedules.    On or prior to the date hereof, each of the Company and Parent shall have delivered to the other a schedule (the "Company Disclosure Schedule" and "Parent Disclosure Schedule", respectively) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or, with respect to the Company Disclosure Schedule, as an exception to one or more representations or warranties contained in Section 4.02 or to one or more covenants contained in Section 5.01 or, with respect to the Parent Disclosure Schedule, as an exception to one or more representations or warranties contained in Section 4.03 (provided that (i) any information set forth in any one section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to apply to each other applicable Section or subsection of such Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, if its relevance to the information called for in such Section or subsection is reasonably apparent on its face and (ii) the mere inclusion of an item in either the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed an admission by such applicable Party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable).

        (b)    Standards.    No representation or warranty of a Party contained in Section 4.02 or 4.03 (other than the representations and warranties in (i) Sections 4.02(b) or 4.03(b), which shall be true and correct with respect to it (except for such failures to be true and correct which are de minimis), (ii) Sections 4.02(d) and (e) and 4.03(c) and (d), which shall be true and correct in all material respects with respect to it, and (iii) Sections 4.02(g)(viii)(B) and 4.03(f)(iv), which shall be true and correct in all respects with respect to it) shall be deemed untrue or incorrect, and no Party hereto shall be deemed to have breached a representation or warranty, in each case for all purposes hereunder, including the conditions set forth in Section 6.02(a) and 6.03(a) hereof, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any representation or warranty contained in Sections 4.02 or 4.03, as applicable, has had or is reasonably likely to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable; provided, that for purposes of determining whether a representation or warranty is untrue or incorrect for all purposes hereunder, any qualification or exception for, or reference to, materiality (including the terms "material," "materially," "in all material respects," "Company Material Adverse Effect," "Parent Material Adverse Effect" or similar terms or phrases) in any representation or warranty (other than Section 4.02(g)(viii)(B), the last sentence of Section 4.02(g)(i), Section 4.02(k), Section 4.02(m)(i) and Section 4.03(f)(iv)) shall be disregarded.

        4.02    Representations and Warranties of the Company.     Except as (i) set forth in the Company Disclosure Schedule, or (ii) disclosed in any report, schedule, form or other document filed with or furnished to the SEC (including the exhibits and other information incorporated therein) by the Company since December 31, 2013 but prior to the date hereof (excluding any disclosures set forth under the heading "Risk Factors" and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such reports to the extent they are cautionary, predictive, or forward-looking in nature), the Company hereby represents and warrants to Parent:

        (a)    Organization, Standing and Authority.    It is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Square 1 Bank, a subsidiary of the Company, is a de novo North Carolina commercial bank and a member of the Federal Home Loan Bank of Atlanta. Each other Subsidiary of the Company is a corporation, limited liability company or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Square 1 Bank's deposits are insured by the FDIC through the Deposit Insurance Fund in the manner and to the fullest extent provided by Law and all premiums and assessments required to be paid in connection therewith have been paid when due. To the Knowledge of the Company, no proceedings for the termination or revocation of the FDIC's insurance are pending or threatened. The Company and each of its Subsidiaries is licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification. The Company has made available to Parent a complete and correct copy of the Company Charter and the Company Bylaws and the organizational documents of its Subsidiaries, each as amended prior to the date hereof. The Company Charter and the Company Bylaws and such organization documents made available to Parent are in full force and effect.

        (b)    Company Capital Stock.    The authorized capital stock of the Company consists of 60,000,000 shares of Company Class A Common Stock, of which 26,182,725 shares were issued and outstanding as of the close of business on February 26, 2015; 4,000,000 shares of Company Class B Common Stock, of which 3,395,110 shares were issued and outstanding as of the close of business on February 26, 2015; 10,000,000 shares of common stock not at the time designated as shares of a particular class ("Company Undesignated Common Stock"), none of which were outstanding as of the close of business on February 26, 2015; and 10,000,000 shares of Company Preferred Stock, of which no shares were outstanding as of the close of business on February 26, 2015. As of February 26, 2015, 1,071,060 shares of Company Common Stock are issuable upon the exercise of outstanding Company Options, 397,037 shares of Company Common Stock are subject to outstanding Company RSUs and 34,000 shares of Company Common Stock are issuable upon the exercise of outstanding warrants. As of February 26, 2015, 989,541 shares of Company Common Stock are available for issuance under the Company Stock Plan. As of the date hereof, no shares of Company Common Stock are held in treasury by the Company or otherwise owned directly or indirectly by the Company or any Subsidiary of the Company. Except as set forth in this Section 4.02(b), there are no shares of Company Common Stock authorized and reserved for issuance, the Company does not have any other Rights issued or outstanding with respect to Company Common Stock, and the Company does not have any commitment to authorize, issue or sell any Company Common Stock or Rights, except pursuant to this Agreement. No shares of Company Common Stock are held directly or indirectly by any Subsidiary of the Company. Except as set forth in this Section 4.02(b), there are no shares of Company Common Stock authorized and reserved for issuance, the Company does not have any other Rights issued or outstanding with respect to Company Common Stock, and the Company does not have any commitment to authorize, issue or sell any Company Common Stock or Rights, except pursuant to this Agreement. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. The outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights).

        (c)    Subsidiaries.

          (i)    Section 4.02(c)(i) of the Company Disclosure Schedule sets forth each of the Company's Subsidiaries, and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary. The outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). There are no shares of capital stock of any Subsidiary of the Company authorized and reserved for issuance, no such Subsidiary has any other Rights issued or outstanding with respect to such capital stock, and no such Subsidiary has any commitment to authorize, issue or sell any such capital stock or Rights.

          (ii)   Other than the Subsidiaries of the Company, the Company does not, directly or indirectly, beneficially own any equity securities or similar interests of any Person or any interests of any Person or any interest in a partnership or joint venture of any kind.

        (d)    Corporate Power.    The Company and each of its Subsidiaries have all requisite power and authority (corporate and other) to carry on their respective businesses as they are now being conducted and to own all their respective properties and assets; and the Company has all requisite corporate power and authority and, other than receiving the Company Stockholder Approval, has taken all corporate action necessary in order to execute, deliver and perform each of its obligations under this Agreement and to consummate the Merger, the Bank Merger and the transactions contemplated hereby.

        (e)    Corporate Authority.    As of the date hereof, the Company Board has, by resolutions duly adopted at a meeting duly called and held, (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved that such matters be submitted for consideration by its stockholders at a special meeting of such stockholders and that such matter be recommended for approval at such special meeting. The Company has duly authorized, executed and delivered this Agreement, and this Agreement (assuming due authorization, execution and delivery by Parent) is a valid and legally binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors' rights or to general equity principles. The Company Board has received an opinion of its financial advisor, Sandler O'Neill & Partners, LP, to the effect that as of the date thereof, and based upon and subject to the matters set forth therein, the Merger Consideration is fair to its stockholders from a financial point of view.

        (f)    Regulatory Approvals; No Violations.    (i) No consents, approvals, permits, authorizations of, or waivers by, or notices, reports, filings or registrations with, any Governmental Authority are required to be made or obtained by the Company in connection with the execution, delivery and performance by the Company of this Agreement or to consummate the Merger, the Bank Merger and the other transactions contemplated hereby and thereby except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board, the FDIC, the CDBO and the CBNC, as may be required, (B) the filing with the SEC of the Prospectus/Proxy Statement and the Registration Statement and declaration of effectiveness of the Registration Statement, (C) the filing of the Certificate of Merger with the Delaware Secretary as described in Section 2.02 herein, and (D) the filing of the Bank Merger Certificates with the CDBO and the CBNC as described in Section 5.19 herein. As of the date hereof, the Company is not aware of any reason why the approvals set forth in this Section 4.02(f) and in Section 6.03(c) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 6.03(c).

          (ii)   Subject to receipt of the approvals referred to in the preceding paragraph and the Company Stockholder Approval, and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by the Company does not, and the consummation by it of the Merger, the Bank Merger and the other transactions contemplated hereby will not, (A) constitute or result in a breach or violation of, or a default under, the acceleration of any obligations or the creation of a Lien on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time, or both) pursuant to, any agreement, lease, license, contract, insurance policy, note, mortgage, indenture, instrument, arrangement or other obligation (each, excluding any Benefit Plan, a "Contract" and, collectively, "Contracts") binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries or any of their respective properties is subject or bound or any Law or governmental or non-governmental permit or license to which the Company or any Subsidiary of the Company is subject, (B) constitute or result in a breach or violation of, or a default under, the Company Charter, the Company Bylaws or the organizational documents of any Subsidiary of the Company or (C) require any consent or approval under any such Contract, Law, governmental or non-governmental permit or license.

        (g)    Reports; Financial Statements.

          (i)    The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since December 31, 2013 (the "Company Applicable Date") (the forms, statements, reports and documents filed or furnished since the Company Applicable Date and those filed or furnished subsequent to the date hereof including any amendments thereto, the "Company SEC Reports"). Each of the Company SEC Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and any rules and regulations promulgated thereunder applicable to the Company SEC Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company SEC Reports did not, and any of the Company SEC Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

          (ii)   The Company's consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP), were or will be prepared from and in accordance with, the books and records of the Company and its Subsidiaries, and in each case such consolidated financial statements fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and the consolidated Subsidiaries of the Company as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments).

          (iii)  The Company is in compliance with the applicable listing and corporate governance rules and regulations of the NASDAQ.

          (iv)  The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company's filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements.

          (v)   The Company has identified and disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to the Company's auditors and the audit committee of the Company's board of directors (A) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company's auditors and audit committee since the Company Applicable Date and (ii) any material communication since the Company Applicable Date made by management or such Party's auditors to the audit committee required or contemplated by the listing standards of NASDAQ, the audit committee's charter or professional standards of the Public Company Accounting Oversight Board. Since the Company Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from the Company's employees regarding questionable accounting or auditing matters, have been received by the Company to its Knowledge. The Company has made available to Parent a summary of all material complaints or concerns relating to other matters made since the Company Applicable Date through the Company's whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any such Subsidiary, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company's chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any such policy contemplating such reporting, including in instances not required by those rules.

          (vi)  The Company and its Subsidiaries have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2012 with (A) the Federal Reserve Board and (B) any other Regulatory Authority, as applicable, and all other material reports and statements required to be filed by it since December 31, 2012, including, without limitation, the rules and regulations of the FDIC, the CBNC or any other Regulatory Authority, as applicable, and has paid all fees and assessments due and payable in connection therewith. As of their respective dates, such reports and statements complied in all material respects with all the Laws, rules and regulations of the applicable Regulatory Authority with which they were filed. Except for normal examinations conducted by a Regulatory Authority in the ordinary course of business of the Company and its Subsidiaries, no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 2012. There (i) is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Authority with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since December 31, 2012.

          (vii) Except for those liabilities that are reflected or reserved against on the most recent consolidated balance sheet included in the Company SEC Reports, neither the Company nor any of its Subsidiaries has incurred any obligations or liabilities (whether or not accrued, contingent or otherwise and whether or not required to be disclosed) other than in the ordinary and usual course of business consistent with past practice since the date of such balance sheet (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby).

          (viii)  Since December 31, 2013, (A) the Company and each of its Subsidiaries have conducted their businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses consistent with past practice and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 4.02 or otherwise) has had, or is reasonably likely to have, a Company Material Adverse Effect.

          (ix)  Since December 31, 2013, there has not been (A) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any Subsidiary of the Company, whether or not covered by insurance, (B) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of the Company other than as set forth in the Company SEC Reports, (C) any change by the Company in accounting principles, practices or methods or (D) any increase in the compensation payable or that could become payable by the Company or any of its Subsidiaries to officers or key employees or any amendment of any of the Benefit Plans other than increases or amendments in the ordinary and usual course consistent with past practice.

        (h)    Litigation.    No civil, criminal or administrative litigation, claim, action, suit, hearing, investigation or other proceeding before any Governmental Authority is pending or, to the Company's Knowledge, threatened against it or any of its Affiliates and there are no facts or circumstances that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Affiliates. Neither the Company nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding.

        (i)    Regulatory Matters.

          (i)    None of the Company, any of its Subsidiaries or any of their respective properties is, directly or indirectly, a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the CBNC, the Federal Reserve Board and the FDIC) or the supervision or regulation of any Party or any of its Subsidiaries (collectively, the "Regulatory Authorities"). The Company and its Subsidiaries have paid all assessments made or imposed by any Regulatory Authority.

          (ii)   None of the Company or any of its Subsidiaries has been advised by, and the Company does not have Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

        (j)    Compliance With Laws.

          (i)    The Company and its Subsidiaries are, and have been since December 31, 2012, in compliance with and are not in default or violation of any Laws applicable thereto or to the employees conducting their businesses, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Bank Secrecy Act, the USA PATRIOT Act of 2001, the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), or the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans and all regulations, orders or guidance with respect to economic or trade sanctions issued by OFAC. Without limiting the generality of the foregoing, the Company has not been advised of any governmental or regulatory concerns regarding its compliance with the Anti-Bribery and Anti-Corruption Laws, anti-money laundering Laws, including the Bank Secrecy Act, any Order issued with respect to anti-money laundering by OFAC and any other state or federal anti-money-laundering Laws, including those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of diligence in identifying customers. The Company has adopted such procedures, policies and internal controls as are necessary or appropriate to comply with the Bank Secrecy Act, the USA PATRIOT Act of 2001, and any other applicable anti-money laundering Laws (including any economic or trade sanction or guidance), and, to the Company's Knowledge, is in compliance with such Law in all material respects.

          (ii)   The Company and its Subsidiaries have all permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals of, and have made all filings, applications, notices and registrations with, all Governmental Authorities that are required in order to permit each to own or lease its assets and properties and to conduct its businesses as presently conducted; all such permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals are in full force and effect; and, to the Company's Knowledge, no suspension or cancellation of any of them is threatened.

          (iii)  No investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has the Company or any Subsidiary of the Company received any notification or communication from any Governmental Authority (A) asserting that the Company or any of its Subsidiaries is not in compliance with any of the Laws which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the Company's Knowledge, do any grounds for any of the foregoing exist).

          (iv)  As of December 31, 2014, each of the Company and Square 1 Bank is "well-capitalized" (as that term is defined in the relevant regulation of the institution's primary banking regulator), and Square 1 Bank's rating under the Community Reinvestment Act of 1997 (the "CRA") is no less than "outstanding".

        (k)    Material Contracts; Defaults.     None of the Company or any of its Subsidiaries is a party to, bound by or subject to any Contract (whether written or oral) (any such Contract in the following categories, a "Material Contract"):

          (i)    (A) that is a "material contract" within the meaning of Item 601(b)(10) of the SEC's Regulation S-K and that has not been filed as an exhibit to one of the Company SEC Reports; (B) containing covenants binding upon the Company or its Subsidiaries that restrict the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would materially restrict the ability of Parent, the Surviving Corporation or its Subsidiaries) to

  compete in any business or geographic area or which grant "most favored nation" status that, following the Merger, would apply to the Surviving Corporation or any of its Subsidiaries; (C) that could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, the Surviving Corporation or any of its Subsidiaries; or (D) that prohibits or limits the right of the Company or any of its Subsidiaries to sell or distribute any products or services in any material respect;

          (ii)   involving commitments to others to make capital expenditures or capital asset purchases or capital asset sales in excess of $500,000;

          (iii)  relating to any direct or indirect indebtedness for borrowed money of the Company or any of its Subsidiaries (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit, but excluding deposits received in the ordinary course of business), or any conditional sales Contracts, chattel mortgages and other security arrangements with respect to personal property and any equipment lease agreements involving payments to or by the Company or any of its Subsidiaries in excess of $500,000 over the remaining term;

          (iv)  providing for payments to be made by the Company or any of its Subsidiaries upon a change in control thereof;

          (v)   that may not be cancelled by Parent, the Company or any of their respective Subsidiaries without payment of a penalty or termination fee equal to or greater than $100,000 (assuming such Contract was terminated on the Closing Date);

          (vi)  containing any standstill or similar agreement pursuant to which the Company has agreed not to acquire assets or securities of another Person;

          (vii) that would prevent, materially delay or materially impede the Company's ability to consummate the Merger or the other transactions contemplated hereby;

          (viii)  providing for indemnification by the Company or any of its Subsidiaries of any Person, except for non-material Contracts entered into in the ordinary course of business;

          (ix)  that was not negotiated and entered into on an arm's-length basis;

          (x)   that is entered into, or has been entered into in the two years prior to the date hereof, with (A) any Affiliate of the Company, (B) any current or former director or officer or any Person beneficially owning five percent (5%) or more of the outstanding Shares or (C) any "associate" or member of the "immediate family" (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a person identified in clauses (A) or (B) of this subsection;

          (xi)  that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

          (xii) which relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

          (xiii)  that involves performance of services or delivery of goods or materials to, or expenditures by, the Company or any of its Subsidiaries of an amount or value in excess of $500,000 over its remaining term, other than loans, funding arrangements, OREO-related arrangements and other transactions made in the ordinary course of the banking or trust business;

          (xiv) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) entered into since December 31, 2011 (other than Contracts relating to the acquisition or sale of other real estate owned); and

          (xv) otherwise not entered into in the ordinary course of business or that is material to the Company or its financial condition or results of operations.

        None of the Company or any of its Subsidiaries is in default under any Material Contracts to which any such entity is a party, by which it or its assets, business or operations may be bound or affected or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Section 4.02(k) of the Company Disclosure Schedule sets forth a true and complete list of all Material Contracts pursuant to which consents or waivers are or may be required prior to the performance by the Company of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

        (l)    No Brokers.     None of the Company, any of its Subsidiaries or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that the Company has employed Sandler O'Neill & Partners, L.P. as its financial advisor, the fee arrangements with which have been disclosed in writing to Parent prior to the date hereof.

        (m)    Employee Benefit Plans.

          (i)    Section 4.02(m)(i) of the Company Disclosure Schedule lists all material "employee benefit plans" (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all bonus, stock option, stock purchase, stock appreciation right, restricted stock, stock based, incentive, retention, deferred compensation, retiree medical or life insurance, supplemental retirement, termination, severance, employment or other compensation or benefit plans, programs, arrangements, contracts or agreements to or with respect to which the Company or any of its Subsidiaries is a party or has any current or future obligation or that are maintained, contributed to or sponsored by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries (collectively, the "Benefit Plans"). The Company has heretofore made available to Parent true and complete copies of each of the Benefit Plans and the following related documents (if applicable): (i) all summary plan descriptions, amendments, modifications or material supplements to any Benefit Plan, (ii) any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Benefit Plan, (iii) the annual report (Form 5500), if any, filed with the Internal Revenue Service (the "IRS") for the last two plan years, (iv) the most recently received determination letter from the IRS, if any, relating to a Benefit Plan, and (v) the most recently prepared actuarial report for each Benefit Plan (if applicable) for each of the last two years. Except as specifically provided in the foregoing documents delivered or made available by the Company to Parent, there are no amendments to the Company's Benefit Plans that have been adopted or approved.

          (ii)   Each Benefit Plan of the Company has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Within the past three (3) years, none of the Company or any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Authority with respect to any Benefit Plan, and none of the Company or any of its Subsidiaries has any Knowledge of any plan defect that would qualify for correction under any such program.

          (iii)  Section 4.02(m)(iii) of the Company Disclosure Schedule identifies each Benefit Plan of the Company that is intended to be qualified under Section 401(a) of the Code (the "Qualified Plans"). The IRS has issued a favorable determination letter with respect to each Qualified Plan of the Company and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the Knowledge of the Company, there are no existing circumstances and no events have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust or increase the costs relating thereto. No trust funding any Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

          (iv)  None of the Company, any of its Subsidiaries or any trade or business of the Company or any of its Subsidiaries, whether or not incorporated, all of which together with the Company would be deemed a "single employer" within the meaning of Section 4001 of ERISA (an "ERISA Affiliate") maintains or contributes to or has within the past six (6) years maintained or contributed to an "employee benefit plan" within the meaning of Section 3(2) of ERISA that is subject to Subtitles C or D of Title IV of ERISA. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 of ERISA.

          (v)   None of the Company, any of its Subsidiaries or any ERISA Affiliate has, at any time during the past six (6) years, contributed to or been obligated to contribute to any plan that is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan") or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan"), and, within the past six (6) years, none of the Company, any of its Subsidiaries or any ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

          (vi)  None of the Company or any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar provisions of state or local Law.

          (vii) Each Benefit Plan of the Company that is a "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009 (or such later date permitted under applicable guidance), been and is, in all material respects, in documentary and operational compliance with Section 409A of the Code.

          (viii)  None of the Company or any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise Taxes, interest or penalties incurred pursuant to Section 4999 or 409A of the Code.

          (ix)  All contributions required to be made to any Benefit Plan of the Company by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company's financial statements included in its Company SEC Reports to the extent required by GAAP.

          (x)   There are no pending or, to the Company's Knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Company's Knowledge, no set of circumstances exists which could reasonably be expected to give rise to a claim or lawsuit, against the Benefit Plans, any fiduciaries thereof with respect to their duties to the Benefit Plans or the assets of any of the trusts under any of the Benefit Plans which could reasonably be expected to result in any liability of the Company or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Benefit Plan, or any other party.

          (xi)  None of the Company, any of its Subsidiaries, any ERISA Affiliate or any other person, including any fiduciary, has engaged in any "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Benefit Plans of the Company or their related trusts, the Company, any of its Subsidiaries, any ERISA Affiliate or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA. None of the Company or any of its Subsidiaries has incurred or reasonably expects to incur a material Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA.

          (xii) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year, other than amendments, announcements or changes that are reasonably necessary in order to comply with applicable Law. None of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan of the Company or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an "excess parachute payment" within the meaning of Section 280G of the Code.

        (n)    Labor Matters.     There are no pending or, to Knowledge of the Company, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other labor disputes against the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor union or labor organization, or work rules or practices agreed to with any labor union, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the Knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries. There is no pending or, to the Knowledge of the Company, threatened, nor has there been at any time during the past five (5) years any, labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. The Company has no Knowledge of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity. The Company and its Subsidiaries are in compliance with all applicable Laws respecting employment and employment practices, including all applicable Laws respecting terms and conditions of employment, health and safety, wages and hours, equal opportunity, plant closures and layoffs, workers' compensation, labor relations and unemployment insurance.

        (o)    Environmental Matters.     (i) The Company and its Subsidiaries have complied at all times and are in compliance with all applicable Environmental Laws; (ii) to the Company's Knowledge, no real property (including soils, groundwater, surface water, buildings or other structures) currently or formerly owned or operated by the Company or any of its Subsidiaries (including any property in which the Company or any of its Subsidiaries holds or has held a fiduciary or management role, a "Company Loan Property"), is or has been contaminated with, or has or has had any release of, any Hazardous Substance at any time; (iii) to the Company's Knowledge, none of the Company or any of its Subsidiaries could be deemed the owner or operator under any Environmental Law of any Company Loan Property which is or has been contaminated with, or has or has had any release of, any Hazardous Substance; (iv) none of the Company or any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) none of the Company or any of its Subsidiaries has been associated with any release or threat of release of any Hazardous Substance; (vi) none of the Company or any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (vii) none of the Company or any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any indemnity or other agreement with any third party under any Environmental Law or relating to any Hazardous Substance; (viii) to the Company's Knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning or automotive services) involving the Company, any Subsidiary of the Company any currently or formerly owned or operated property, or any Company Loan Property, that could reasonably be expected to result in any claim, liability, investigation, cost or restriction against the Company, or result in any restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any currently owned property or Company Loan Property and (ix) the Company has made available to Parent copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or control relating to the Company, any of its Subsidiaries and any currently or formerly owned or operated property or any Company Loan Property.

As used herein, the term "Environmental Laws" means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion, common Law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, employee exposure, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance, and the term "Hazardous Substance" means any substance in any concentration that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (C) any other substance which has been, is or may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

        (p)    Tax Matters.     (i) (A) The Company and its Subsidiaries (I) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by it and all such filed Tax Returns are true, complete and accurate; (II) have paid in full or accrued all Taxes that are required to have been paid or accrued and has withheld from amounts owing to any employee, creditor or third party all amounts that it is obligated to have withheld; (III) in the case of any Tax Return required to be retained by it prior to the Effective Time in respect of any information reporting or other Tax requirements, have retained properly completed Tax Returns in its files; and (IV) have complied with all information reporting (and related withholding) requirements related to any payments subject to one or more information reporting requirements set forth in the Code, (B) all deficiencies asserted or assessments made as a result of any audit or examination by any taxing authority of any Tax Return have been paid in full or otherwise finally resolved, (C) no issues have been raised by any taxing authority in connection with any audit or examination of any Tax Return that are currently pending, (D) none of the Company or any of its Subsidiaries has waived any statute of limitations with respect to Taxes that has continuing effect or agreed to any extension of time with respect to a Tax assessment or deficiency that has continuing effect, (E) there are no pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes, Tax Returns or Tax matters, and (F) the Company has made available to Parent true, correct and complete copies of all material income, franchise, capital and similar Tax Returns filed by the Company or any of its Subsidiaries for all Taxable years or periods for which the relevant statute of limitations has not expired.

          (ii)   There are no Liens on any of the Company's assets or on any assets of any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax (except for statutory Liens for Taxes not yet due and payable) nor, to the Company's Knowledge, is any taxing authority in the process of imposing a Lien for Taxes upon such assets.

          (iii)  None of the Company or any of its Subsidiaries will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Effective Time to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) in Taxable income for any Tax period beginning on or after the Effective Time, or (B) any "closing agreement" as described in Section 7121 of the Code (or any similar provision of state, local or foreign tax Law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Effective Time.

          (iv)  None of the Company or any of its Subsidiaries is a party to any Tax allocation or sharing agreement. None of the Company or any of its Subsidiaries is or has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns (other than, in each case, an affiliated, consolidated, unitary or combined group of which the Company is the common parent) or otherwise has any liability for the Taxes of any Person (other than with respect to itself or any of its Subsidiaries).

           (v)  No closing agreements, private letter rulings, technical advice, memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

          (vi)  None of the Company or any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

          (vii) None of the Company or any of its Subsidiaries has been a party to any distribution occurring during the two-year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return.

          (viii)  Neither the Company nor any of its Subsidiaries has participated in a "reportable transaction" within the meaning of Treasury Regulations Section 1.6011-4(b).

        (q)    Risk Management Instruments.     None of the Company or any of its Subsidiaries is a party to or have agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivatives contract (including various combinations thereof) and do not own any securities that (i) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (ii) could have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

        (r)    Books and Records.     The books and records of the Company and its Subsidiaries have been fully, properly and accurately maintained, there are no material inaccuracies or material discrepancies of any kind contained or reflected therein and they fairly present the financial position and results of operations of the Company and its Subsidiaries.

        (s)    Insurance.     Section 4.02(s) of the Company Disclosure Schedule sets forth a true and complete list of all of the insurance policies, binders or bonds maintained by the Company or any of its Subsidiaries and all insurance claims filed by the Company or any of its Subsidiaries under such policies which have not been paid in full as of the date hereof and the amounts claimed thereunder. Section 4.02(s) of the Company Disclosure Schedule also lists all claims or potential claims meeting the applicable reporting thresholds under such policies that have not been reported thereunder as of the date hereof. All such policies of the Company are with reputable insurers and provide full and adequate coverage for all normal risks incidental to the business of the Company and its Subsidiaries and each of their respective properties and assets and are in character and amount reasonably consistent with industry practice. All such policies of the Company are in full force and effect; none of the Company or any of its Subsidiaries are in material default thereunder; and all claims thereunder have been filed, and all premiums due thereunder have been paid, in due and timely fashion.

        (t)    Allowance For Loan Losses.     The Company's or Square 1 Bank's allowance for loan losses ("ALL") is, and shall be as of the Effective Time, in compliance with each of such entity's existing methodology for determining the adequacy of its ALL as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

        (u)    Transactions With Affiliates.     The Company has not engaged in any transactions with Affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

        (v)    Real Property.

          (i)    Section 4.02(v)(i) of the Company Disclosure Schedule contains a complete and correct list of all real property or premises owned or operated by the Company as of the date hereof. Other than as disclosed in Section 4.02(v)(i) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries owns, and no such entity is in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, except pursuant to foreclosures which are pending in the ordinary course of business consistent with past practice, any real property or premises on the date hereof in whole or in part.

          (ii)   (A) Section 4.02(v)(ii) of the Company Disclosure Schedule contains a complete and correct list of all real property or premises leased or subleased in whole or in part by the Company or any of its Subsidiaries, and together with a list of all applicable leases or subleases and the name of the lessor or sublessor.

          (B)  Each of the leases referred to in the Company Disclosure Schedule is valid and existing and in full force and effect, and no party thereto is in default and no notice of a claim of default by any party has been delivered to the Company or any of its Subsidiaries, or is now pending, and there does not exist any event that with notice or the passing of time, or both, would constitute a default or excuse performance by any party thereto, provided that with respect to matters relating to any party other than the Company or one of its Subsidiaries, the foregoing representation is based on the Knowledge of the Company.

          (iii)  As to the Company and its Subsidiaries, none of the owned or leased premises or properties described in paragraph (i) or (ii) above have been condemned or otherwise taken by any Governmental Authority and, to the Company's Knowledge, no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, Contract or Law which might adversely affect its use or value for the purposes now made of it. None of the premises or properties of the Company or any of its Subsidiaries is subject to any current or potential interests of third parties or other restrictions or limitations that would impair or be inconsistent in each case in any material respect with the current use of such property by the Company or such Subsidiary.

        (w)    Title.     The Company and its Subsidiaries has good title to its properties and assets (other than property as to which it is lessee) except (A) statutory Liens not yet delinquent which are being contested in good faith by appropriate proceedings and Liens for Taxes not yet due, (B) pledges of assets in the ordinary and usual course of business to secure public deposits, (C) for those assets and properties disposed of for fair value in the ordinary course of business since December 31, 2013 and (D) defects and irregularities of title and encumbrances that do not materially impair the use thereof for the purposes for which they are held.

        (x)    Intellectual Property.

          (i)    The Company and its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use all patents, trademarks, trade names, service marks, domain names, copyrights and any applications therefor, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or materials that are used in the business of the Company or any of its Subsidiaries as currently conducted.

          (ii)   (A) None of the Company or any of its Subsidiaries is, nor will any of them be as a result of the execution and delivery of this Agreement or the performance by the Company of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use any third-party patents, trademarks, service marks, copyrights, trade secrets or computer software (collectively, "Third-Party Intellectual Property Rights"); (B) no claims with respect to (I) the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor, trade secrets or computer software owned by the Company or any of its Subsidiaries (collectively, the "Intellectual Property Rights"); or (II) Third-Party Intellectual Property Rights are currently pending or, to the Knowledge of the Company, are threatened by any Person; and (C) the Company has no Knowledge of any valid grounds for any bona fide claims (I) against the use by the Company or any of its Subsidiaries of any Intellectual Property Rights or Third-Party Intellectual Property Rights used in the business of the Company or any of its Subsidiaries as currently conducted or as proposed to be conducted; (II) challenging the ownership, validity or enforceability of any Intellectual Property Rights; or (III) challenging the Company's or any of its Subsidiaries' license or legally enforceable right to use any Third-Party Intellectual Property Rights.

        (y)    Trust Business.     The Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. None of the Company, any of its Subsidiaries, or any director, officer or employee of the Company or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

        (z)    Takeover Statutes.     No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation (each, a "Takeover Statute") or any anti-takeover provision in the Company's Articles or Bylaws is applicable to this Agreement or the transactions contemplated hereby, including the Merger, with respect to the Company. The Company does not have any stockholder rights plan, "poison pill" or similar plan or arrangement in effect.

        (aa)    No Other Representations or Warranties.

          (i)    Except for the representations and warranties in this Section 4.02, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company and its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by the Company in this Section 4.02, neither the Company nor any Person makes or has made any representation to Parent or any of Parent's Affiliates or representatives with respect to any oral or written information presented to Parent or any of Parent's Affiliates or representatives in the course of their due diligence investigation of the Company (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated hereby.

          (ii)   The Company acknowledges and agrees that neither Parent nor any other Person has made or is making any express or implied representation or warranty other than those contained in Section 4.03.

        4.03    Representations and Warranties of Parent.     Except as (i) set forth in the Parent Disclosure Schedule, or (ii) disclosed in any report, schedule, form or other document filed with or furnished to the SEC (including the exhibits and other information incorporated therein) by Parent, as applicable, since December 31, 2012 but prior to the date hereof (excluding any disclosures set forth under the heading "Risk Factors" and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such reports to the extent they are cautionary, predictive, or forward-looking in nature), Parent hereby represents and warrants to the Company:

        (a)    Organization, Standing and Authority.     It is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Pacific Western Bank is a corporation, limited liability company or other entity duly organized, validly existing and in good standing under the Laws of the State of California. Pacific Western Bank is a California state-chartered bank and a member of the Federal Home Loan Bank of San Francisco. Pacific Western Bank's deposits are insured by the FDIC through the Deposit Insurance Fund in the manner and to the fullest extent provided by Law and all premiums and assessments required to be paid in connection therewith have been paid when due. To the Knowledge of Parent, no proceedings for the termination or revocation of the FDIC's insurance are pending or threatened. Each of Parent and Pacific Western Bank is licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification. Parent has made available to the Company a complete and correct copy of its charter and bylaws and the organizational documents of Pacific Western Bank, each as amended prior to the date hereof, which are in full force and effect. The outstanding shares of capital stock of Pacific Western Bank have been duly authorized and are validly issued, fully paid and nonassessable, are not subject to preemptive rights (and were not issued in violation of any preemptive rights) and are owned of record and beneficially by Parent.

        (b)    Capital Stock.     As of the date hereof, the authorized capital stock of Parent consists solely of 200,000,000 shares of Parent Common Stock, of which 103,022,017 shares were issued and outstanding (including 1,108,505 shares subject to vesting, repurchase or other lapse restrictions pursuant to the Parent Stock Plan (the "Parent Restricted Shares")) at the close of business on February 27, 2015, and 5,000,000 shares of Parent Preferred Stock, none of which are issued and outstanding. As of the date hereof, there are no outstanding Parent Stock Options or other Parent Awards (other than Parent

Restricted Shares). As of February 27, 2015, 13,506,779 shares of Parent Common Stock are reserved for issuance under the Parent Stock Plan. As of the date hereof, 1,197,180 shares of Parent Common Stock are held in treasury by Parent or otherwise owned directly or indirectly by Parent or any Subsidiary of Parent. Except as set forth in this Section 4.03(b), as of the date hereof, there are no shares of Parent Common Stock authorized and reserved for issuance, Parent does not have any other Rights issued or outstanding with respect to Parent Common Stock, and Parent does not have any commitment to authorize, issue or sell any Parent Common Stock or Rights, except pursuant to this Agreement and the Parent Section 382 Rights Agreement. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. The outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights).

        (c)    Corporate Power.     Parent and each of its Subsidiaries have all requisite power and authority (corporate and other) to carry on their respective businesses as they are now being conducted and to own all their respective properties and assets; and Parent has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform each of its obligations under this Agreement and to consummate the Merger, the Bank Merger and the transactions contemplated hereby.

        (d)    Corporate Authority.     As of the date hereof, the Parent Board has, by resolutions duly adopted at a meeting duly called and held, (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Parent and its stockholders, and (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby. Parent has duly authorized, executed and delivered this Agreement, and this Agreement (assuming due authorization, execution and delivery by the Company) is a valid and legally binding obligation of Parent, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors' rights or to general equity principles.

        (e)    Regulatory Approvals; No Violations.

          (i)    No consents, approvals, permits, authorizations of, or waivers by, or notices, reports, filings or registrations with, any Governmental Authority are required to be made or obtained by Parent in connection with the execution, delivery and performance by Parent of this Agreement or to consummate the Merger, the Bank Merger and the other transactions contemplated hereby and thereby except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board, the FDIC, the CDBO and the CBNC, as may be required, (B) the filing with the SEC of the Prospectus/Proxy Statement and the Registration Statement and declaration of effectiveness of the Registration Statement, (C) the filing of the Certificate of Merger with the Delaware Secretary as described in Section 2.02 herein, and (D) the filing of the Bank Merger Certificates with the CDBO and the CBNC as described in Section 5.19 herein. As of the date hereof, Parent is not aware of any reason why the approvals set forth in this Section 4.03(e) and in Section 6.03(c) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 6.03(c).

          (ii)   Subject to receipt of the approvals referred to in the preceding paragraph, and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by Parent does not, and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby will not, (A) constitute or result in a breach or violation of, or a default under, the acceleration of any obligations or the creation of a Lien on the assets of Parent or any of its Subsidiaries (with or without notice, lapse of time, or both) pursuant to, any Contract binding upon Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries or any of their respective properties is subject or bound or any Law or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject, (B) constitute or result in a breach or violation of, or a default under, the organizational documents of Parent or any of its Subsidiaries or (C) require any consent or approval under any such Contract, Law, governmental or non-governmental permit or license.

        (f)    Parent Reports; Financial Statements.

          (i)    Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since December 31, 2013 (the forms, statements, reports and documents filed or furnished since December 31, 2013 and those filed or furnished subsequent to the date hereof including any amendments thereto, the "Parent Reports"). Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Parent Reports did not, and any of the Parent Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

          (ii)   Parent's consolidated financial statements (including, in each case, any notes thereto) contained in the Parent Reports were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP), were or will be prepared from and in accordance with, the books and records of Parent and its Subsidiaries, and in each case such consolidated financial statements fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of Parent and the consolidated Subsidiaries of Parent as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments).

          (iii)  Parent and its Subsidiaries have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2012 with (A) the Federal Reserve Board and (B) any other Regulatory Authority, as applicable, and all other material reports and statements required to be filed by it since December 31, 2012, including, without limitation, the rules and regulations of the FDIC, the CDBO or any other Regulatory Authority, as applicable, and has paid all fees and assessments due and payable in connection therewith. As of their respective dates, such reports and statements complied in all material respects with all the Laws, rules and regulations of the applicable Regulatory Authority with which they were filed. Except for normal examinations conducted by a Regulatory Authority in the ordinary course of business of Parent and its Subsidiaries, no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since December 31, 2012. There (i) is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Authority with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since December 31, 2012.

          (iv)  Since December 31, 2013, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 4.03 or otherwise) has had, or is reasonably likely to have, a Parent Material Adverse Effect.

          (v)   Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and that are effective to ensure that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent's filings with the SEC and other public disclosure documents. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent has identified and disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to Parent's auditor and the audit committee of the Parent Board (A) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal control over financial reporting. Since December 31, 2013, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Parent's or its Subsidiaries' employees regarding questionable accounting or auditing matters, have been received by Parent to Parent's Knowledge. Except for those liabilities that are reflected or reserved against on the most recent consolidated balance sheet included in the Parent Reports, neither Parent nor any of its Subsidiaries has incurred any obligations or liabilities (whether or not accrued, contingent or otherwise and whether or not required to be disclosed) other than in the ordinary and usual course of business consistent with past practice since the date of such balance sheet (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby).

        (g)    Litigation.     No civil, criminal or administrative litigation, claim, action, suit, hearing, investigation or other proceeding before any Governmental Authority is pending or, to Parent's Knowledge, threatened against it or any of its Affiliates and there are no facts or circumstances that would reasonably be expected to result in any claims against, or obligations or liabilities of, Parent or any of its Affiliates. Neither Parent nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding.

        (h)    Regulatory Matters.

          (i)    None of Parent, any of its Subsidiaries or any of their respective properties is, directly or indirectly, a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority.

          (ii)   None of Parent or any of its Subsidiaries has been advised by, and Parent does not have Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

        (i)    Compliance With Laws.

          (i)    Parent and its Subsidiaries are, and have been since December 31, 2012, in compliance with and are not in default or violation of any Laws applicable thereto or to the employees conducting their businesses, including the Equal Credit Opportunity Act, the Fair Housing Act, the

  Community Reinvestment Act, the Home Mortgage Disclosure Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Bank Secrecy Act, the USA PATRIOT Act of 2001 or the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans and all regulations, orders or guidance with respect to economic or trade sanctions issued by OFAC.

          (ii)   Parent and its Subsidiaries have all permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals of, and have made all filings, applications, notices and registrations with, all Governmental Authorities that are required in order to permit each to own or lease its assets and properties and to conduct its businesses as presently conducted; all such permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals are in full force and effect and, to Parent's Knowledge, no suspension or cancellation of any of them is threatened.

          (iii)  No investigation or review by any Governmental Authority with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has Parent or any Subsidiary of Parent received any notification or communication from any Governmental Authority (A) asserting that Parent or any such Subsidiary is not in compliance with any of the Laws which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Parent's Knowledge, do any grounds for any of the foregoing exist).

          (iv)  As of December 31, 2014, each of Parent and Pacific Western Bank is "well-capitalized" (as that term is defined in the relevant regulation of the institution's primary banking regulator), and Pacific Western Bank's rating under the CRA is no less than "satisfactory".

        (j)    No Brokers.     None of Parent, any of its Subsidiaries or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Parent has employed Jefferies & Company, Inc. as its financial advisor.

        (k)    Tax Matters.     None of Parent or any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        (l)    No Other Representations or Warranties.

          (i)    Except for the representations and warranties in this Section 4.03, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent and its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by Parent in this Section 4.03, neither Parent nor any Person makes or has made any representation to the Company or any of the Company's Affiliates or representatives with respect to any oral or written information presented to the Company or any of the Company's Affiliates or representatives in the course of their due diligence investigation of Parent (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated hereby.

          (ii)   Parent acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Section 4.02.

ARTICLE 5

COVENANTS

        5.01    Interim Operations.     The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement) and except as required by applicable Law, (a) the business of the Company and its Subsidiaries shall be conducted in the ordinary and usual course, (b) each of the Company and its Subsidiaries shall use its reasonable best efforts to preserve its business organizations and assets intact and maintain its rights, franchises, powers and privileges and its existing relations and goodwill with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the Company and its Subsidiaries' present employees and agents, and (c) subject to Section 5.10, the Company and its Subsidiaries shall take no action that would reasonably be expected to adversely affect or materially delay the ability of the Company to obtain any necessary approvals of any Regulatory Authorities or other Governmental Authority required for the transactions contemplated hereby, to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement or as required by Law, (B) as Parent may approve in writing (such approval not to be unreasonably withheld or delayed) or (C) as set forth in Section 5.01 of the Company Disclosure Schedule, the Company shall not and shall not permit its Subsidiaries to:

        (a)    Capital Stock.     (i) Other than any shares of Company Common Stock issuable in respect of Company Options, Company RSUs or warrants to purchase shares of Company Common Stock outstanding on the date hereof or permitted to be granted after the date hereof, issue, sell, pledge, dispose of, encumber, permit to become outstanding or authorize the creation of any shares of capital stock or any Rights, or (ii) permit any shares of capital stock of the Company or any of its Subsidiary to become subject to grants of employee or director stock options, other Rights or similar stock-based employee rights.

        (b)    Dividends; Etc.     (i) Make, declare, pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock (except for dividends paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company), or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock (other than the acquisition of shares of Company Common Stock from a holder of Company Equity Awards in satisfaction of withholding obligations or in payment of the exercise price).

        (c)    Compensation; Employment Agreements; Etc.     Enter into, renew, terminate, amend or otherwise modify any material employment, retention, change in control, consulting, transition, termination, severance or similar agreements or arrangements with any director, officer, employee or consultant of the Company or any of its Subsidiaries, enter into any collective bargaining or similar agreement, pay or award, or commit to pay or award, any bonus or incentive compensation, or grant any salary or wage increase or increase any employee compensation or benefit (including incentive or bonus payments), except (i) for increases in salary, wages or annual bonus opportunities for employees in the ordinary and usual course of business consistent with past practice, provided that no such increase for any employee shall result in an annual adjustment of more than three percent (3%), (ii) to the extent required by the terms of an existing Benefit Plan as in effect as of the date hereof and set forth on Section 4.02(m)(i) of the Company Disclosure Schedule, or (iii) for other changes that are required by applicable Law. Without limiting the generality of the foregoing, the Company shall not grant or approve the grant of any stock options or other equity or equity-based awards.

        (d)    Hiring.     Hire any person as an employee of the Company or any of its Subsidiaries or promote any employee (except persons hired or promoted to fill any vacancies arising on or after the date hereof and whose employment is terminable at the will of the Company or any such Subsidiary) other than any person to be hired who would have an annual base salary of no more than $150,000. Neither the Company nor any of its Subsidiaries may terminate other than for cause the employment of any officer or employee whose annual base salary is more than $150,000.

        (e)    Benefit Plans.     (i) Enter into, terminate, establish, adopt or amend any Benefit Plans or any other employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries or (ii) fund or in any other way secure the payment of any cash benefits, in each case, except to the extent required by (A) applicable Law or (B) the terms of an existing Benefit Plan as in effect as of the date hereof and set forth on Section 4.02(m)(i) of the Company Disclosure Schedule.

        (f)    Dispositions.     Sell, transfer, lease, license, guarantee, mortgage, pledge, encumber or otherwise create any Lien on, dispose of or discontinue any of its assets, deposits, business or properties (other than sales of loans and loan participations pursuant to Section 5.01(q)) except in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company and its Subsidiaries, taken as a whole.

        (g)    Acquisitions.     Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, equity interests, deposits or properties of any other Person (other than purchases of loans and loan participations pursuant to Section 5.01(q)) except in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company and its Subsidiaries, taken as a whole.

        (h)    Mergers.     Merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among its wholly-owned Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses.

        (i)    Capital Expenditures.     Make any capital expenditures other than in accordance with the budget set forth on Section 5.01(i) of the Company Disclosure Schedule.

        (j)    Governing Documents.     Amend either the Company Charter or the Company Bylaws, or the organizational documents of any of its Subsidiaries.

        (k)    Accounting Methods.     (i) Implement or adopt any change in the Company's book or tax accounting principles, practices or methods, other than as may be required by GAAP, and as concurred in by the Company's independent public accountants, or as required by Section 5.09 of this Agreement or (ii) except as may be required by GAAP, and in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets (including any Contract that would be a Company Contract as a result of entering into, modifying or amending such Contract), other than in the ordinary course of business consistent with past practice.

        (l)    Contracts.     Except with respect to Contracts relating to loans or loan participations made in the ordinary and usual course of business consistent with past practice and in accordance with Section 5.01(q), enter into, renew or allow to renew automatically, modify, amend or terminate, make any payment not then required under or waive, release or assign any material right or claims under, any Material Contract or any Contract which would be a Material Contract if it were in existence on the date hereof in each case which is not terminable at will or with thirty (30) days or less notice without payment of any amount other than for products delivered or services performed through the date of termination.

        (m)    Claims.     Enter into any settlement, compromise or similar agreement with respect to, any action, suit, proceeding, order or investigation to which the Company or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement, compromise, agreement or action involves payment by the Company or any Subsidiary of an amount that exceeds $50,000 individually or $100,000 in the aggregate or would impose any material restriction on the business of the Surviving Corporation or create adverse precedent for claims that are reasonably likely to be material to the Company and its Subsidiaries, taken as a whole.

        (n)    Adverse Actions.     Take any action or omit to take any action that is intended to or would reasonably be likely to result in (i) any of the Company's representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied, (iii) the Merger being prevented or impeded from qualifying as a reorganization within the meaning of Section 368 of the Code or (iv) a material violation of any provision of this Agreement, except as may be required by applicable Law.

        (o)    Risk Management.     Except as required by applicable Law or the FDIC, the CDBO or the CBNC, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow in all material respects, the Company's or its applicable Subsidiary's existing policies or practices with respect to managing its exposure to interest rate and other risk or (iii) fail to use commercially reasonable efforts to avoid any material increase in the Company's aggregate exposure to interest rate risk.

        (p)    Indebtedness.     Incur or modify any indebtedness for borrowed money or other liability (other than deposits, federal funds borrowings and borrowings from the Federal Home Loan Bank of Atlanta or indebtedness of the Company or any of its wholly-owned Subsidiaries to the Company or any of its Subsidiaries) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

        (q)    Loans.     (i) Make any loan or loan commitment to any Person which would, when aggregated with all outstanding loans or loan commitments or any renewals or extensions thereof made to such Person and any Affiliate or immediate family member of such Person exceed $15,000,000 or (ii) purchase or sell any loan or loan participation in excess of $15,000,000, in each case, without first submitting a copy of the loan write up containing the information customarily submitted to the Bank Loan Committee or Directors' Loan Committee of the Company, to the chief credit officer of Parent two (2) full Business Days prior to taking such action; provided that, if Parent objects in writing to such loan or loan commitment or such purchase or sale within two (2) full Business Days after receiving such loan write up, the Company shall obtain the approval of a majority of the members of the Bank Loan Committee or Directors' Loan Committee of the Company prior to making such loan or loan commitment or such purchase or sale. The Company shall not forgive any loans to directors, officers or employees.

        (r)    Investments.     (i) Other than in accordance with the investment policies of the Company or any of its Subsidiaries in effect on the date hereof or in securities transactions as provided in (ii) below, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any Person or (ii) other than purchases of direct obligations of the United States of America or obligations of United States government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of one year or less, purchase or acquire securities of any type; provided, however, that in the case of investment securities, the Company may purchase investment securities if, within two (2) Business Days after the Company requests in writing (which request shall describe in detail the investment securities to be purchased and the price thereof) that Parent consent to making of any such purchase, Parent has approved such request in writing or has not responded in writing to such request.

        (s)    Taxes.     (i) Commence or settle any litigation or proceeding with respect to any liability for material Taxes, take any action which is reasonably likely to have a material adverse impact on the Tax position of the Company, or, after the Merger, which is reasonably likely to have a material adverse impact on the Tax position of the Surviving Corporation, (ii) except in the ordinary course of business consistent with past practice, make or change any material express or deemed Tax election, file any amended Tax Return or change any of its methods of reporting income or deductions for Tax purposes or (iii) take any other action with respect to Taxes that is outside the ordinary and usual course of business or inconsistent with past practice.

        (t)    Branches.     Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of the Company or any of its Subsidiaries.

        (u)    New Business.     Enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect the Company's lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies, as applicable (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable Law or policies imposed by any Governmental Authority.

        (v)    Lending Practices.     Other than in the ordinary course of business consistent with past practice, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans or (ii) the Company's hedging practices and policies, in each case except as required by Law or requested by a Governmental Authority.

        (w)    Commitments.     Agree or commit to do any of the foregoing.

        5.02    Parent Forbearance.     Parent covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless the Company shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or as set forth in Section 5.02 of the Parent Disclosure Schedule) and except as required by applicable Law, it shall not and shall cause each of its Subsidiaries not to:

        (a)    Adverse Actions.     Take any action or omit to take any action that is intended to or would reasonably be likely to result in (i) any of the Parent's representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied, (iii) the Merger being prevented or impeded from qualifying as a reorganization within the meaning of Section 368 of the Code, or (iv) a material violation of any provision of this Agreement, except as may be required by applicable Law; provided that nothing in this Section 5.02(a) shall preclude Parent from exercising its rights under the Voting Agreements;

        (b)    Governing Documents.     Amend Parent's charter or bylaws, or the organizational documents of any of its Subsidiaries, in each case in a manner that would adversely affect the holders of Company Common Stock relative to and disproportionately to all other holders of Parent Common Stock; or

        (c)    Commitments.     Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

        5.03    Reasonable Best Efforts.     Subject to the terms and conditions of this Agreement, each of the Company and Parent agrees to cooperate with the other and use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable on its part under this Agreement or under applicable Laws to consummate and make effective the Merger, the Bank Merger and the other transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VI hereof.

        5.04    Stockholder Approval.     The Company agrees to take, in accordance with applicable Law and the Company Charter and the Company Bylaws, all action necessary to convene as soon as practicable after the Registration Statement is declared effective (and will in any event use reasonable best efforts to convene such meeting no later than forty-five (45) days after the Registration Statement is declared effective), a special meeting or meetings of its stockholders duly called and held for such purposes (the "Company Meeting") to consider and to obtain the Company Stockholder Approval. Subject to Section 5.06(c), the Company Board shall at all times prior to and during such special meeting recommend such approval and shall use its reasonable best efforts to solicit such approval by its stockholders (the "Company Board Recommendation"). Without limiting the generality of the foregoing, unless this Agreement has terminated in accordance with its terms, this Agreement and the Merger shall be submitted to the Company's stockholders at the Company Meeting whether or not (x) the Company's Board of Directors shall have effected a Company Change of Recommendation or (y) any Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to the Company or any of its advisors. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Meeting; provided that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Meeting (A) if, as of the time for which the Company Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting, (B) after consultation with Parent, if the failure to adjourn or postpone the Company Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Prospectus/Proxy Statement, or (C) after consultation with Parent, for a single period not to exceed ten Business Days, to solicit additional proxies if necessary to obtain the Company Stockholder Approval. Parent may require the Company to adjourn, delay or postpone the Company Meeting once for a period not to exceed 30 calendar days (but prior to the date that is four Business Days prior to the End Date) to solicit additional proxies necessary to obtain the Company Stockholder Approval. Once the Company has established a record date for the Company Meeting, the Company shall not change such record date or establish a different record date for the Company Meeting without the prior written consent of Parent, unless required to do so by applicable Law or the Company Charter or the Company Bylaws or in connection with a postponement or adjournment of the Company Meeting permitted by this Section 5.04. Without the prior written consent of Parent, approval of the principal terms of this Agreement and the transactions contemplated hereby (including the Merger) shall be the only matter (other than matters of procedure (including a customary adjournment proposal to solicit additional proxies if necessary to obtain the Company Stockholder Approval) and matters required by applicable Law to be voted on by the Company's stockholders in connection with the approval of this Agreement and the transactions contemplated hereby) that the Company shall propose to be acted on by the stockholders of the Company at the Company Meeting.

        5.05    Corporate Governance.     On or prior to the Effective Time, the Parent Board shall cause the number of directors constituting the Parent Board to be increased by one (1) and shall fill such newly created vacancy by appointing a current director of the Company selected by the Company and reasonably acceptable to Parent, in each case effective as of immediately following the Effective Time.

        5.06    Registration Statement; Proxy Statement; Change of Recommendation.     (a) The Company and Parent shall prepare and file with the SEC the Prospectus/Proxy Statement (as defined below), and Parent shall prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the proxy statement and prospectus (the "Prospectus/Proxy Statement") constituting a part thereof, the "Registration Statement"), as promptly as practicable, and in any event within forty-five (45) Business Days after the date hereof. Parent and the Company each shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter the Company shall mail the Prospectus/Proxy Statement to the holders of Company Common Stock. Parent shall reasonably promptly provide the Company with copies of any written comments and advise the Company of any oral comments with respect to the Registration Statement received from the SEC. Each Party shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement prior to filing such with the SEC.

        (b)   The Company and Parent each agrees, as to itself and its Subsidiaries, that (i) the Registration Statement will not, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case with respect to the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Registration Statement, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will not, at the date of mailing to Company stockholders and at the time of the Company Meeting to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case with respect to the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Prospectus/Proxy Statement. The Company and Parent will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Each of the Company and Parent agrees that if such Party shall become aware prior to the Effective Time of any information furnished by such Party that would cause any of the statements in the Prospectus/Proxy Statement to be false or misleading with respect to any material fact, or that would result in an omission to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other Party thereof and to take the necessary steps to correct the Prospectus/Proxy Statement.

        (c)   (i) The Company Board and each committee thereof shall not:

          (A)  except as expressly permitted by, and after compliance with, Section 5.06(c)(ii) hereof, withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Board Recommendation with respect to the Merger (a "Company Change of Recommendation"); or

          (B)  cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 5.08 entered into in compliance with Section 5.08) (an "Alternative Acquisition Agreement") relating to any Acquisition Proposal made to the Company.

           (ii)  Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Stockholder Approval contemplated by this Agreement is obtained, the Company Board may withhold, withdraw or adversely modify the Company Board Recommendation or approve, recommend or otherwise declare advisable any Superior Proposal made to the Company after the date hereof that was not solicited, initiated, encouraged or facilitated in breach of this Agreement, if (A) an unsolicited bona fide written offer is made to the Company and is not withdrawn and the Company Board determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal is a Superior Proposal, and (B) the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such action would result in a violation of the directors' fiduciary duties under applicable Law; provided, however, that no such Company Change of Recommendation may be made until after (I) at least five (5) Business Days following Parent's receipt of notice from the Company advising that the Company Board intends to take such action and the basis therefor, including all necessary information under Section 5.08 and (II) the Company has negotiated in good faith to permit Parent to modify this Agreement during such five (5) Business Day period. In determining whether to make a Company Change of Recommendation, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 5.06, including with respect to the notice period referred to in this Section 5.06.

        (d)    Press Releases.     The Company and Parent shall consult with each other before issuing any press release with respect to the Merger and this Agreement and (except with respect to a Company Change of Recommendation, subject to compliance with Section 5.06(c)) shall not issue any such press release or make any such public statements without the prior consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided, however, that a Party may, without the prior consent of the other Party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by Law or the rules or regulations of NASDAQ or the SEC. The Company and Parent shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other Party.

        5.07    Access; Information.     (a) The Parties agree that upon reasonable notice and subject to applicable Laws relating to the exchange of information and in each case subject to the requirements that such requests or access shall not unreasonably interfere with the business or operations of the Party, it shall afford the other Party and its officers, employees, counsel, accountants and other authorized representatives reasonable access during normal business hours throughout the period prior to the Effective Time to its books, records (including, without limitation, Tax Returns and work papers of independent auditors), Contracts, properties and personnel and to such other information as such other Party may reasonably request and, during such period, the Parties shall furnish to other Party promptly all information concerning its business, properties and personnel as the other Party may reasonably request.

        (b)   The Company agrees that, subject to applicable Laws, it shall cooperate in good faith with Parent on preparing for the development of mutually agreed operating issues to be implemented after the Effective Time, which the Parties agree have priority including assisting in developing and implementing plans for integration and conversion and other matters affecting branches, customers and back office operations.

        (c)   Each Party agrees that it will, and will cause its representatives to, hold any information obtained pursuant to this Section 5.07 in accordance with the terms of the Confidentiality Agreement, dated as of December 30, 2014 (the "Confidentiality Agreement"), between Parent and the Company.

        (d)   No investigation by either Party of the business and affairs of the other Party or its Subsidiaries shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to such Party's obligation to consummate the transactions contemplated by this Agreement.

        5.08    Acquisition Proposals.     The Company agrees that neither it nor any of its Subsidiaries nor any of their respective officers, directors and employees shall, and that it shall direct and use its reasonable best efforts to cause its and its Subsidiaries' agents and representatives (including any financial advisor, attorney or accountant retained by it or acting on its behalf) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal. The Company further agrees that neither it nor any of its Subsidiaries nor any of their respective officers, directors and employees shall, and that it shall direct and use its reasonable best efforts to cause its agents and representatives (including any financial advisor, attorney or accountant retained by it or acting on its behalf) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or the Company Board from (A) complying with Rule 14d-9 and Rule 14d-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement; (B) at any time prior, but not after, the Company Stockholder Approval is obtained, providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive in the aggregate to the other party than those contained in the Confidentiality Agreement; or (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal if and only to the extent that, in each such case referred to in clause (B) or (C) above, the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to violate the directors' fiduciary duties under applicable Law. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals. The Company agrees that it will take the necessary steps to promptly inform the individuals referred to in the first sentence hereof of the obligations undertaken in this Section 5.08. The Company agrees that it will notify Parent promptly, but in no event later than the next succeeding Business Day, if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

        5.09    Certain Policies.     Immediately prior to the Effective Time and provided that Parent has confirmed in writing that all conditions to its obligations to effect the Merger have been satisfied or waived and that it is prepared to effect the Merger, the Company shall, consistent with GAAP, the rules and regulations of the SEC and the rules and regulations of the CDBO, CBNC and applicable banking Law, modify or change its loan, other real estate owned, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Pacific Western Bank; provided, however, that unless the modification or changes would otherwise be necessary to be consistent with applicable Law or with regulatory accounting principles and GAAP, no such modification or change shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred, or as an admission or acknowledgement by the Company that any such modification or change is appropriate or required or that any financial statement or information previously provided by the Company was incorrect in any respect.

        5.10    Regulatory Applications.     (a) Each of Parent and the Company shall cooperate and use their respective reasonable best efforts to prepare and file, or in the case of Parent cause to be filed, all documentation to effect all necessary notices, reports and other filings and to obtain all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third parties and/or Governmental Authorities in order to consummate the Merger, the Bank Merger or any of the other transactions contemplated hereby; and any initial filings with Governmental Authorities shall be made by Parent as soon as reasonably practicable after the execution hereof and in any event within forty-five (45) days of the date hereof. Subject to applicable Laws relating to the exchange of information, each of Parent and the Company shall have the right to review in advance, and to the extent practicable, each shall consult with the other on, all written information submitted to any third party and/or any Governmental Authority in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of such Parties agrees to act reasonably and as promptly as practicable. Each Party hereto agrees that it shall consult with the other Party hereto with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and/or Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party shall keep the other Party apprised of the status of matters relating to completion of the transactions contemplated hereby (including promptly furnishing the other with copies of the non-confidential portions of notices or other communications received by Parent or the Company, as the case may be, from any third party and/or Governmental Authority with respect to the Merger, the Bank Merger and the other transactions contemplated by this Agreement, and, to the extent permitted by Law, providing descriptions of any oral communications from such Persons). Notwithstanding the foregoing, nothing contained herein shall be deemed to require Parent or any of its Subsidiaries to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Authorities that would reasonably be likely, in each case following the Effective Time (but regardless when the action, condition or restriction is to be taken or implemented), to (i) have a Parent Material Adverse Effect (measured on a scale relative to the Company) or a Company Material Adverse Effect, or (ii) require Parent, Pacific Western Bank or the Surviving Corporation or the surviving bank in the Bank Merger to raise additional capital in an amount that would materially reduce the economic benefits of the Merger to Parent or the holders of Parent Common Stock (including the Company stockholders in respect of shares of Parent Common Stock received by them in the Merger) (a "Materially Burdensome Regulatory Condition").

        (b)   Each Party agrees, upon request, to furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party to any third party and/or Governmental Authority.

        5.11    Indemnification; Director's and Officer's Insurance.     (a) Parent agrees that from and after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless each present and former director and officer of the Company (each, an "Indemnified Party" and, collectively, the "Indemnified Parties") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) (each a "Claim"), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law (and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, however, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification). Further, the Surviving Corporation shall assume, perform and observe the obligations of the Company under any agreements in effect as of the date of this Agreement to indemnify those Persons who are or have at any time been directors and officers of the Company for their acts and omissions occurring at or prior to the Effective Time in their capacity as officers or directors.

        (b)   Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 5.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent or the Surviving Corporation thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party if such failure does not materially prejudice Parent or the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Party for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof; provided, however, that none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent, (ii) the Indemnified Party will cooperate in the defense of any such matter and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without its prior written consent; provided, however, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

        (c)   For a period of six (6) years from the Effective Time, the Surviving Corporation shall provide that portion of director's and officer's liability insurance ("D&O Insurance") that serves to reimburse the present and former officers and directors (determined as of the Effective Time) of the Company (as opposed to the portion that serves to reimburse the Company) with respect to claims against such directors and officers arising from facts or events which occurred at or before the Effective Time, which D&O Insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to such officers and directors, as that coverage currently provided by the Company; provided, however, that in no event shall the Surviving Corporation be required to expend in the aggregate for such six (6)-year period more than 300% of the current amount expended on an annual basis by the Company to maintain or procure such D&O Insurance; provided, further, that if the Surviving Corporation is unable to maintain or obtain the D&O Insurance called for by this Section 5.11, the Surviving Corporation shall obtain as much comparable insurance as is available at a cost in the aggregate for such six (6)-year period up to 300% of the current annual premium; provided, further, that officers and directors of the Company may be required to make application and provide customary representations and warranties to the Surviving Corporation's insurance carrier for the purpose of obtaining such D&O Insurance. In lieu of the foregoing, Parent shall or, with the prior written consent of Parent, the Company may, purchase, at or prior to the Effective Time, a six-year prepaid "tail" policy on terms and conditions providing substantially equivalent benefits as the current policies of the directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising at or prior to the Effective Time, covering without limitation the Merger and the other transactions contemplated hereby, at an aggregate cost up to but not exceeding 300% of the current annual premium for such insurance. If such prepaid "tail" policy has been obtained prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance pursuant to this Section 5.11(c).

        (d)   If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any other Person, then, and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.11.

        5.12    Benefit Plans.     (a) From the Effective Time through the first anniversary thereof (the "Continuation Period"), Parent shall provide, or cause to be provided to each employee of the Company or any of its Subsidiaries as of immediately prior to the Effective Time (such employees "Continuing Employees") who continues employment with Parent or any of its Subsidiaries following the Effective Time: (i) base salary and incentive compensation opportunities that are no less favorable, in the aggregate, than the base salary and incentive compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time; (ii) employee benefits (other than severance benefits) that are no less favorable, in the aggregate, than the employee benefits provided to similarly situated employees of Parent; and (iii) other than with respect to the employees of the Company set forth on Section 5.12 of the Company Disclosure Schedule, severance payments and benefits that are at a level at least equal to the greater of those to which a Continuing Employee would be entitled (taking into account the service crediting provisions of the following sentence and without regard to any reduction after the Effective Time in compensation paid to such Continuing Employee) under the severance plan or policy of the Company or its Subsidiaries applicable to such Continuing Employee immediately prior to the Effective Time, or under the severance plan or policy of Parent or its Subsidiaries applicable to similarly situated employees of Parent and its Subsidiaries at the time of termination, if such Continuing Employee experiences, at any time during the Continuation Period, a termination of employment under circumstances that would entitle such Continuing Employee to severance payments and benefits under such severance plan or policy. Parent will cause each of its employee benefit and compensation plans to take into account, for purposes of eligibility, vesting, levels of benefits and benefit accrual thereunder, the service of the Continuing Employees with the Company and its Subsidiaries (including without limitation any predecessor entities) as if such service were with Parent, to the same extent that such service was credited under a comparable plan of the Company or any of its Subsidiaries (except to the extent it would result in a duplication of benefits for the same period of service and other than for benefit accrual purposes under any defined benefit pension plan of Parent or its Subsidiaries).

        (b)   From and after the Effective Time, without limiting the generality of the last sentence in Section 5.12(a), with respect to each Continuing Employee (and their beneficiaries) Parent shall cause each disability medical, dental or health plan of Parent or its Subsidiaries in which each such Continuing Employee becomes eligible to participate to (i) waive any preexisting condition limitations to the extent such conditions were covered under the applicable disability medical, dental or health plans of the Company or any of its Subsidiaries, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by such Continuing Employees and their beneficiaries during the portion of the calendar year prior to commencement of participation in such Parent plan and (iii) waive any waiting period limitation, evidence of insurability requirement or actively-at-work requirement which would otherwise be applicable to such employee and their beneficiaries on or after the Effective Time to the extent such employee or beneficiary had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time.

        (c)   Effective as of no later than the day immediately preceding the Effective Time, the Company shall provide Parent with a copy of a resolution or plan amendment evidencing that the Company's 401(k) Plan is in the process of being terminated effective as of no later than the day immediately preceding the Effective Time; provided, however, that the effectiveness of such termination may be conditioned on the consummation of the Merger. The form and substance of such resolutions or plan amendment shall be subject to the review and reasonable and timely approval of Parent. The Company also may take such other actions in furtherance of terminating the Company's 401(k) Plan as it determined to be reasonably appropriate; provided, however, that the effectiveness of any such actions may be conditioned on the consummation of the Merger. Parent shall, and shall cause its Affiliates to, designate a tax-qualified defined contribution plan of Parent or one of its Affiliates which provides benefits substantially similar to those provided under the the Company's 401(k) Plan (such plan(s), the "Parent 401(k) Savings Plan") that either (i) currently provides for the receipt from Continuing

Employees of "eligible rollover distributions" (as such term is defined under Section 402 of the Code), including loans, or (ii) shall be amended prior to the Effective Time to provide for the receipt from the Continuing Employees of eligible rollover distributions, including loans. Each Continuing Employee who is a participant in the Company's 401(k) Plan shall be eligible beginning on the first day of the month following the Closing Date to commence participation in the Parent 401(k) Savings Plan as of the Closing Date and given the opportunity to receive a distribution of his or her account balance under the Company's 401(k) Plan and shall be given the opportunity to elect to "roll over" such account balance (including any outstanding loan) to the Parent 401(k) Savings Plan.

        (d)   Nothing herein shall (i) be treated as an amendment to any particular Benefit Plan, (ii) limit the ability of Parent to amend or terminate any of the Benefit Plans in accordance with their terms at any time, (iii) limit the ability of Parent to retain or terminate the employment of any particular Continuing Employee or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent or its Subsidiaries or under any benefit plan which Parent or its Subsidiaries may maintain.

        5.13    Notification of Certain Matters.     Each of the Company and Parent shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or to prevent, materially delay or materially impair the ability of the Company or Parent, as the case may be, to consummate the transactions contemplated by this Agreement or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

        5.14    Third-Party Agreements.     (a) The Parties shall use their reasonable best efforts to obtain (i) the consents or waivers required to be obtained from any third parties in connection with the Merger, the Bank Merger and the other transactions contemplated hereby (in such form and content as mutually agreed by the Parties) promptly after the date of this Agreement and (ii) the cooperation of such third parties (including at Parent's request, with respect to the termination of Contracts following the Effective Time) to effect a smooth transition in accordance with the Parties' timetable at or after the Effective Time.

        (b)   Without limiting the generality of Section 5.14(a), each of the Parties shall use all reasonable efforts to provide data processing, item processing and other processing support or outside contractors to assist in performing all tasks reasonably required to result in a successful conversion of the data and other files and records of the Company and its Subsidiaries to Parent's production environment, in such a manner sufficient to ensure that a successful conversion will occur at the time (on or after the Effective Time) mutually agreed by the Parties, subject to any applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition. Among other things, the Company shall:

          (i)    reasonably cooperate with Parent to establish a mutually agreeable project plan to effectuate the conversion;

          (ii)   use its commercially reasonable efforts to have the Company's outside contractors continue to support both the conversion effort and its ongoing needs until the conversion can be established;

          (iii)  provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts reasonably requested by Parent for use in planning the conversion, as soon as reasonably practicable;

          (iv)  provide reasonable access to the Company's personnel and facilities and, with the consent of its outside contractors, its outside contractors' personnel and facilities, to enable the conversion effort to be completed on schedule; and

          (v)   give notice of termination, conditioned upon the completion of the transactions contemplated by this Agreement, of the Contracts of outside data, item and other processing contractors or other third-party vendors to which the Company or any of its Subsidiaries are bound when directed to do so by Parent.

        (c)   Without limiting the generality of Section 5.14(a), as soon as reasonably practicable after the date hereof, the Company shall cause each of its Subsidiaries that is a registered investment adviser (each an "Investment Adviser") to inform their investment advisory clients of the transactions contemplated by this Agreement and request each such client's written consent to the deemed assignment of its management contract resulting from the change in ownership of the Company and the relevant Investment Adviser resulting from the transactions contemplated by this Agreement and use all reasonable efforts to obtain such consent on or before the Effective Time. While the Company shall request affirmative written consents from each Investment Adviser's clients to such deemed assignment, a negative consent will constitute valid consent to the extent permitted by applicable Law and the applicable management contract if (i) a negative consent is not expressly prohibited by the management contract (for purposes of this Agreement, it is assumed that, unless an agreement expressly requires written consent to an "assignment" as defined under the Investment Advisers Act or a change in control, then such "negative consent" or "silence" is permissible hereunder and thereunder), (ii) a notice describing the change in control and the negative consent substantially in form reasonably acceptable to Parent and the Company is sent to each client, and (iii) sixty (60) days elapse from the date that notice is received at the client's office during which period the client continues to have its account managed by the applicable Investment Adviser and does not notify the applicable Investment Adviser that it is withholding its consent.

        (d)   Parent agrees that all actions taken pursuant to this Section 5.14 shall be taken in a manner intended to minimize disruption to the customary business activities of the Company and its Subsidiaries.

        5.15    Closing Financial Statements.     At least eight (8) Business Days prior to the Effective Time of the Merger, the Company shall provide Parent with the Company's consolidated financial statements presenting the financial condition of the Company and its Subsidiaries as of the close of business on the last day of the last month ended prior to the Effective Time of the Merger and the Company's consolidated results of operations for the period from January 1, 2015 through the close of business on the last day of the last month ended prior to the Effective Time of the Merger (the "Closing Financial Statements"); provided, however, that if the Effective Time of the Merger occurs on or before the fifteenth (15th) Business Day of the month, the Company shall have provided consolidated financial statements as of and through the second month preceding the Effective Time of the Merger. Such financial statements shall have been prepared in accordance with GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments. Such financial statements shall be accompanied by a certificate of the Company's chief financial officer, dated as of the Effective Time, to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of the Company in all material respects. Such Closing Financial Statements shall also reflect accruals for all Professional Fees incurred or expected to be incurred (whether or not doing so is in accordance with GAAP) and shall be accompanied by a certificate of the Company's chief financial officer, dated as of the Effective Time, to the effect that such financial statements meet the requirements of this Section 5.15.

        5.16    NASDAQ Matters.     Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting of the shares of Company Common Stock from NASDAQ and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time. Prior to the Closing Date, Parent shall file with NASDAQ any required notices or forms with respect to the shares of Parent Common Stock to be issued in the Merger.

        5.17    Section 16 Matters.     Each of the Company Board and the Parent Board shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt the conversion of shares of Company Common Stock into shares of Parent Common Stock pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act. In furtherance of the foregoing, prior to the Effective Time, (i) the Company Board shall adopt resolutions that specify (A) the name of each individual whose disposition of shares of Company Common Stock (including Company Equity Awards) is to be exempted, (B) the number of shares of Company Common Stock (including Company Equity Awards) to be disposed of by each such individual and (C) that the approval is granted for purposes of exempting the disposition from Section 16(b) of the Exchange Act under Rule 16b-3(e) of the Exchange Act and (ii) the Parent Board shall adopt resolutions that specify (A) the name of each individual whose acquisition of shares of Parent Common Stock is to be exempted, (B) the number of shares of Parent Common Stock to be acquired by each such individual and (C) that the approval is granted for purposes of exempting the acquisition from Section 16(b) of the Exchange Act under Rule 16b-3(d) of the Exchange Act. Each Party shall provide to counsel of the other Party for its review copies of such resolutions to be adopted by the respective boards of directors prior to such adoption and each Party shall provide the other Party with such information as shall be reasonably necessary for the other Party's board of directors to set forth the information required in the resolutions of such board of directors.

        5.18    Takeover Statute.     At all times prior to the Effective Time, the Company shall: (i) take all reasonable action necessary to ensure that no Takeover Statute is or becomes applicable to this Agreement or the transactions contemplated hereby and thereby, including the Merger; and (ii) if any Takeover Statute becomes applicable to this Agreement or the transactions contemplated hereby or thereby, including the Merger, take all reasonable action necessary to ensure that the transactions contemplated by this Agreement, including the Merger, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such Takeover Statute on this Agreement or the transactions contemplated hereby, including the Merger.

        5.19    Bank Merger.     Immediately after the Merger, the Bank Merger will occur, with Pacific Western Bank as the surviving bank. The Parties agree that the Bank Merger will become effective immediately after the Effective Time. In furtherance of the foregoing, the Parties shall execute and cause to be filed applicable articles or certificates of merger and such other documents as are necessary to make the Bank Merger effective (the "Bank Merger Certificates") immediately following the Effective Time. The effect of the Bank Merger shall be as provided in § 4887 of the CFC, including any regulations or rules promulgated thereunder.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

        6.01    Conditions to Each Party's Obligation to Effect the Merger.     The respective obligation of each Party to effect the Merger is subject to the satisfaction or written waiver at or prior to the Effective Time of each of the following conditions:

        (a)    Stockholder Approval.     The Company shall have obtained the Company Stockholder Approval.

        (b)    No Injunction.     No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement (collectively, an "Order").

        (c)    Registration Statement.     The Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

        6.02    Conditions to Obligation of the Company.     The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver prior to the Effective Time of each of the following additional conditions:

        (a)    Representations and Warranties.     (i) The representations and warranties of Parent set forth in Section 4.03, after giving effect to Section 4.01 and the lead-in to Section 4.03, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and (ii) the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent, dated as of the Closing Date, to such effect.

        (b)    Performance of Obligations of Parent.     Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed by an executive officer of Parent, dated as of the Closing Date, to such effect.

        (c)    Tax Opinion.     The Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the Company, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Wachtell, Lipton, Rosen & Katz may require and rely upon representations contained in letters from each of the Company and Parent.

        (d)    Regulatory Approvals.     (i) All consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from the Federal Reserve Board, the FDIC, the CDBO and the CBNC which are necessary to consummate the Merger and the Bank Merger, and (ii) any other consents, registrations, approvals, permits and authorizations from any Governmental Authority the failure of which to be obtained is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect (measured on a scale relative to the Company) or a Company Material Adverse Effect shall have been made or obtained (as the case may be) and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

        (e)    No Material Adverse Effect.     Since the date hereof, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or is reasonably likely to have a Parent Material Adverse Effect.

        6.03    Conditions to Obligation of Parent.     The obligation of Parent to consummate the Merger is also subject to the fulfillment or written waiver by Parent prior to the Effective Time of each of the following conditions:

        (a)    Representations and Warranties.     (i) The representations and warranties of the Company set forth in Section 4.02, after giving effect to Section 4.01 and the lead-in to Section 4.02, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and (iv) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company, dated as of the Closing Date, to such effect.

        (b)    Performance of Obligations of the Company.     The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company, dated as of the Closing Date, to such effect.

        (c)    Regulatory Approvals.     (i) All consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from the Federal Reserve Board, the FDIC, the CDBO and the CBNC which are necessary to consummate the Merger and the Bank Merger, (ii) all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from any Governmental Authority that are required for the operation of the Company's trust business from and after the Effective Time and (iii) any other consents, registrations, approvals, permits and authorizations from any Governmental Authority the failure of which to be obtained is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect (measured on a scale relative to the Company) or a Company Material Adverse Effect shall have been made or obtained (as the case may be) and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and none of such consents, registrations, approvals, permits and authorizations shall contain any Materially Burdensome Regulatory Condition.

        (d)    Stockholders' Equity.     As of the last business day of the month reflected in the Closing Financial Statements (the "Stockholders' Equity Measuring Date"), the Adjusted Stockholders' Equity shall not be less than $302,704,000, as determined in accordance with GAAP. For purposes of this Section 6.03(d), "Adjusted Stockholders' Equity" means the consolidated equity of the Company as set forth in the Closing Financial Statements, minus any unrealized gains or plus any unrealized losses (as the case may be) in the Company's securities portfolio due to mark-to-market adjustments as of the Stockholders' Equity Measuring Date, and adding the sum of (x) all amounts paid or accrued in connection with any actions taken pursuant to Section 5.09 to the extent that such actions were not necessary to bring the Company into conformity with GAAP or any applicable Law of any Governmental Authority, (y) all fees and expenses of all attorneys, accountants, investment bankers and other advisors and agents ("Advisors") for the Company for services rendered solely in connection with the transactions contemplated by this Agreement (collectively, "Professional Fees") paid by the Company prior to the Effective Time and which do not exceed in the aggregate $11,000,000 (exclusive of reasonable costs incurred or advanced by such Advisors) and (z) any amounts payable by the Company in connection with the cancellation of Company Equity Awards pursuant to Section 3.04, and any costs associated with the termination of employee benefit plans or programs (inclusive of any severance compensation paid or to be paid as provided herein) or any retention bonuses paid in accordance with this Agreement, and any costs incurred in connection with the termination of Contracts pursuant to Section 5.14.

        (e)    Tax Opinion.     Parent shall have received the opinion of Sullivan & Cromwell LLP, counsel to Parent, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Sullivan & Cromwell LLP may require and rely upon representations contained in letters from each of the Company and Parent.

        (f)    No Material Adverse Effect.     Since the date hereof, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or is reasonably likely to have a Company Material Adverse Effect.

        (g)    FIRPTA Certificate.     The Company shall have delivered to Parent a certificate pursuant to Treasury Regulations Section 1.1445-2(c)(3), duly executed and acknowledged, in form and substance reasonably satisfactory to Parent and on the basis of which Parent shall not be required to withhold Tax under Section 1445 of the Code, certifying that interests in the Company are not "U.S. real property interests," together with the notice required to be mailed to the IRS under Treasury Regulations Section 1.897-2(h).

ARTICLE 7

TERMINATION

        7.01    Termination.     This Agreement may be terminated and the Merger may be abandoned:

        (a)   at any time prior to the Effective Time, whether before or after the Company Stockholder Approval, by action of the board of directors of either Parent or the Company, in the event that both Parties mutually consent in writing to terminate the Agreement;

        (b)   at any time prior to the Effective Time, whether before or after the Company Stockholder Approval, by action of the board of directors of either Parent or the Company, in the event that the Merger is not consummated by March 31, 2016 (the "End Date"), except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the Party seeking to terminate pursuant to this Section 7.01(b) which action or inaction is in violation of its obligations under this Agreement;

        (c)   at any time prior to the Effective Time, whether before or after the Company Stockholder Approval, by action of the board of directors of either Parent or the Company if (i) the approval of any Governmental Authority required for consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement shall have been denied by final and nonappealable action of such Governmental Authority, or an application thereof shall have been permanently withdrawn by mutual agreement of Parent and the Company at the request or suggestion of a Governmental Authority, or (ii) the Company Stockholder Approval is not obtained at the duly convened Company Meeting;

        (d)   at any time prior to the Effective Time, whether before or after the Company Stockholder Approval, by action of the Company Board if there has been a breach of any representation, warranty, covenant or agreement made by Parent, such that if continuing on the Closing Date, one of Sections 6.02(a) or 6.02(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company (or such shorter period as remaining prior to the End Date); provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement;

        (e)   at any time prior to the Effective Time, whether before or after the Company Stockholder Approval, by action of the Parent Board if there has been a breach of any representation, warranty, covenant or agreement made by the Company, such that if continuing on the Closing Date, one of Section 6.03(a) or 6.03(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Parent (or such shorter period as remaining prior to the End Date); provided, that Parent is not then in material breach of any representation warranty, covenant or agreement; or

        (f)    at any time prior to the Company Stockholder Approval, by action of the Parent Board, in the event (A) the Company shall have breached in any material respect Section 5.08; (B) the Company Board shall have effected a Company Change of Recommendation; (C) at any time after the end of fifteen (15) Business Days following receipt of an Acquisition Proposal, the Company Board shall have failed to reaffirm its Company Board Recommendation as promptly as practicable (but in any event within five (5) Business Days) after receipt of any written request to do so by Parent; or (D) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and the Company Board recommends that its stockholders tender their shares in such tender or exchange offer or, within ten (10) Business Days after the commencement of such tender or exchange offer, the Company Board fails to recommend unequivocally against acceptance of such offer.

        7.02    Effect of Termination and Abandonment.     (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement shall become void and of no effect with no liability or further obligation of any kind on the part of any Party (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives), except (i) as provided in Section 7.02(b) and (ii) that no such termination shall relieve any party hereto of any liability or damages resulting from any willful and intentional breach of this Agreement.

        (b)   (i) The Company shall pay a termination fee of $32,500,000 (the "Termination Fee") to Parent payable by wire transfer of immediately available funds to an account specified by Parent in the event of any of the following:

          (A)  in the event that (1) an Acquisition Proposal shall have been made to the Company or its stockholders generally or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company, (2) thereafter this Agreement is terminated by either Parent or the Company pursuant to (x) Section 7.01(b) for failure of the Merger to be consummated by the End Date and the Stockholder Approval has not been obtained or (y) Section 7.01(c)(ii), and (3) within twelve (12) months of the termination of this Agreement, the Company enters into a definitive agreement with respect to or consummates an Acquisition Proposal; provided, that for purposes of this Section 7.02(b)(i)(A), the references to "15%" in the definition of "Acquisition Proposal" shall instead refer to "50%"; or

          (B)  this Agreement is terminated by Parent pursuant to Section 7.01(f).

          (ii)   Any Termination Fee required by Section 7.02(b)(i)(A) shall be paid on the earlier of the date on which the Company enters into such definitive agreement with respect to or consummates such Acquisition Proposal. Any Termination Fee required by Section 7.02(b)(i)(B) shall be paid within two Business Days after the date of termination.

        (c)   The Company acknowledges that the agreements contained in paragraph (b) above are an integral part of the transactions contemplated by this Agreement, and that without such agreements Parent would not have entered into this Agreement, and that such amounts do not constitute a penalty. If the Company fails to promptly pay Parent any amounts due under paragraph (b) above within the time period specified therein, the Company shall pay all costs and expenses (including attorneys' fees) incurred by Parent from the date such amounts were required to be paid in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the publicly announced prime rate of interest printed in The Wall Street Journal on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, except in the case of willful and intentional breach, upon payment of the Termination Fee pursuant to Section 7.02(b), none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, employees, stockholders, partners, managers, members, affiliates, agents or representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

ARTICLE 8

MISCELLANEOUS

        8.01    Survival.     This Article VIII and the agreements of the Company and Parent contained in Sections 5.05, 5.11 and 5.12 shall survive the consummation of the Merger. This Article VIII, the agreements of the Company and Parent contained in Sections 5.07(c) and 7.02 shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

        8.02    Waiver; Amendment.     Prior to the Effective Time, any provision of this Agreement may be (i) waived in whole or in part by the Party benefited by the provision or by both Parties or (ii) amended or modified at any time, by an agreement in writing between the Parties hereto executed in the same manner as this Agreement, except that after the Company Stockholder Approval is obtained, this Agreement may not be amended if it would reduce the aggregate value of the consideration to be received by the Company stockholders in the Merger without any subsequent approval by such stockholders or be in violation of applicable Law.

        8.03    Counterparts.     This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

        8.04    Governing Law and Venue.     This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware, without regard to the conflict of law principles thereof. The Parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and the other documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement and any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such Delaware state or federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.07 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

        8.05    Waiver of Jury Trial.     The Parties acknowledge and agree that any controversy which may arise under this Agreement and the other documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, is likely to involve complicated and difficult issues and, therefore, each such Party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement and the other documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby. The Parties to this Agreement certify and acknowledge that (a) no representative of any other Party has represented, expressly or otherwise, that such other Party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such Party has considered the implications of this waiver, (c) such Party makes this waiver voluntarily and (d) such Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.05.

        8.06    Expenses.     All costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense.

        8.07    Notices.     All notices, requests, instructions and other communications to be given hereunder by any Party to the other shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail, postage prepaid (return receipt requested), to such Party at its address set forth below or such other address as such Party may specify by notice to the other Party.

  If to the Company to:

        Square 1 Financial, Inc.
        406 Blackwell Street, Suite 240
        Durham, North Carolina 27701
        Attention: Leah Webb
        Facsimile: (919) 314-3110

  With a copy to:

        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, New York 10019
        Attention: Edward D. Herlihy
                           Matthew M. Guest
        Facsimile: (212) 403-2000

  If to Parent to:

        PacWest Bancorp
        5404 Wisconsin Avenue, Second Floor
        Chevy Chase, Maryland 20815
        Attention: Kori L. Ogrosky
        Facsimile: (301) 272-3423

  With a copy to:

        Sullivan & Cromwell LLP
        1888 Century Park East
        Los Angeles, California 90067
        Attention: Patrick S. Brown
        Facsimile: (310) 712-8800

        8.08    Entire Understanding; No Third Party Beneficiaries.     This Agreement (including the Company Disclosure Schedule and Parent Disclosure Schedule attached hereto and incorporated herein), the Voting Agreements and the Confidentiality Agreement constitute the entire agreement of the Parties hereto and thereto with reference to the transactions contemplated hereby and thereby and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between the Parties or their officers, directors, agents, employees or representatives, with respect to the subject matter hereof. Except for Section 5.11, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        8.09    Effect.     No provision of this Agreement shall be construed to require the Company or Parent or any Affiliates or directors of any of them to take any action or omit to take any action which action or omission would violate any applicable Law (whether statutory or common Law), rule or regulation.

        8.10    Severability.     Except to the extent that application of this Section 8.10 would have a Company Material Adverse Effect or a Parent Company Material Adverse Effect or would prevent, materially delay or materially impair the ability of the Company or Parent to consummate the transactions contemplated by this Agreement, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        8.11    Enforcement of the Agreement.     The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

        8.12    Interpretation.     When a reference is made in this Agreement to Sections or Schedules, such reference shall be to a Section of, or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

        8.13    Assignment.     This Agreement shall not be assignable by operation of law or otherwise.

        IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

PacWest Bancorp
By:	/s/ KORI L. OGROSKY
	Name:	Kori L. Ogrosky
	Title:	EVP, General Counsel & Corporate Secretary
Square 1 Financial, Inc.
By:	/s/ DOUGLAS H. BOWERS
	Name:	Douglas H. Bowers
	Title:	President & Chief Executive Officer

Appendix B

Form of Voting Agreement, dated March 1, 2015, between PacWest Bancorp and certain stockholders of Square 1 Financial, Inc.

March 1, 2015

PacWest Bancorp
10250 Constellation Boulevard, Suite 1640
Los Angeles, CA 90067

Ladies and Gentlemen:

        As a holder of Company Common Stock (as defined below), the undersigned on behalf of [    •    ] (the "Stockholder") understands that Square 1 Financial, Inc., a Delaware corporation (the "Company"), and PacWest Bancorp, a Delaware corporation ("Parent"), are concurrently entering into an Agreement and Plan of Merger, dated as of March 1, 2015 (as it may be from time to time amended, the "Merger Agreement"), which was previously approved by the boards of directors of the Company and Parent, providing for, among other things, a merger of the Company with and into Parent (the "Merger"), in which each of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") (other than Excluded Shares) will be converted into the right to receive the Merger Consideration. Terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Merger Agreement.

        The Stockholder acknowledges that, as an inducement for Parent to enter into the Merger Agreement, Parent has required that the Stockholder enter into this letter agreement and the Stockholder is willing to enter into this letter agreement.

        The Stockholder confirms his or her agreement with Parent, and Parent confirms its agreement with the Stockholder, as follows:

          1.     As used in this letter agreement, "Shares" means the shares of the Company Common Stock which the Stockholder owns of record or beneficially and has the power to vote (for the avoidance of doubt, excluding any shares underlying options exercisable for, or warrants to purchase, shares of Company Common Stock whether or not such shares are included as beneficially owned by the Stockholder in the Company's most recent annual proxy statement) as of the date of this letter agreement. The Shares are owned by the Stockholder free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Stockholder's obligations under this Agreement. The Stockholder represents and warrants that the Stockholder has the sole or shared power to vote or direct the vote of all Shares.

          2.     Subject to paragraph 17 of this letter agreement, at every meeting of the stockholders of the Company called, and at every postponement, recess or adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder agrees to vote, or cause to be voted, the Shares (a) in favor of (i) adoption of the Merger Agreement and (ii) any other matter that is required to be approved by the stockholders of the Company to facilitate the transactions contemplated by the Merger Agreement, (b) against (i) any proposal made in opposition to adoption of the Merger Agreement or in competition with the Merger, (ii) any Acquisition Proposal and (iii) to the extent that any of the following actions requires a stockholder vote pursuant to applicable Law or any applicable stock exchange rules, any proposal, transaction, agreement, amendment of the Company's certificate of incorporation or by-laws or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the Merger and (c) as directed by Parent with respect to any postponement, recess, adjournment or other procedural matter at any meeting of the stockholders of the Company relating to any of the matters set forth in the foregoing clauses (a) or (b). Any such vote shall be cast (or consent shall be given) by the Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). The Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal, any dissenters' rights and any similar rights relating to the Merger that the Stockholder may directly or indirectly have by virtue of the ownership of any Shares if the Effective Time occurs.

          3.     The Stockholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this letter agreement, subject to the last sentence of this paragraph 3, the Stockholder hereby grants, or agrees to cause the applicable record holder to grant, a revocable proxy appointing Parent, Matthew P. Wagner, Victor Santoro and Kori Ogrosky, and each of them, but each with full power of substitution, as the Stockholder's attorney-in-fact and proxy, for and in the Stockholder's name, to be counted as present, vote, express consent or dissent with respect to the Shares in the manner contemplated by paragraph 2 as such proxies or their proxies or substitutes shall, in their sole discretion, deem proper with respect to the Shares. The proxy granted by the Stockholder pursuant to this paragraph 3 is granted in consideration of Parent entering into this letter agreement and the Merger Agreement and incurring the obligations therein. If the Stockholder fails for any reason to be counted as present, consent or vote the Shares in accordance with the requirements of paragraph 2 (or anticipatorily breaches such paragraph), then Parent shall have the right to cause to be present, consent or vote the Shares in accordance with the provisions of paragraph 2. The proxy granted by the Stockholder shall be automatically revoked upon termination of this letter agreement in accordance with its terms.

          4.     The Stockholder represents and warrants (a) that the Stockholder has duly executed and delivered this letter agreement and has all authority and full legal capacity to enter into this letter agreement; and (b) that, assuming the due authorization, execution and delivery of this letter agreement by Parent, this letter agreement is the Stockholder's legal, valid and binding agreement and is enforceable against the Stockholder in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and subject to the general principles of equity.

          5.     The Stockholder further represents and warrants that the execution and delivery of this letter agreement by the Stockholder does not, and the performance of his or her obligations under this letter agreement and the consummation of the transactions to be consummated by him or her as contemplated hereby will not, (a) conflict with or violate any Law applicable to the Stockholder or by which the Shares are bound or affected, (b) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or the Shares are bound or affected, or (c) require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official except for (i) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent, impair, delay or adversely affect the performance by the Stockholder of his or her obligations under this letter agreement.

          6.     The Stockholder agrees that all representations, terms and conditions of this letter agreement will apply to shares of Company Common Stock of which the Stockholder acquires record or beneficial ownership (and the power to vote) after the date hereof and prior to the termination of this letter agreement, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance, or as a successor in interest in any capacity or otherwise.

          7.     This letter agreement and all obligations of the parties hereunder shall automatically terminate upon the earlier of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms; provided, however, that (i) this paragraph 7 and paragraphs 11, 12, 13, 14, 15, 18, 20 and 21 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful and intentional breach of this letter agreement occurring prior to such termination.

          8.     The Stockholder is entering into this letter agreement solely in his or her capacity as a record or beneficial owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by the Stockholder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company).

          9.     The Stockholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure in connection with the Merger the Stockholder's identity and ownership of the Shares and the nature of the Stockholder's obligations under this letter agreement.

          10.   The Stockholder agrees that, prior to the termination of this letter agreement, the Stockholder shall not take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Stockholder of his or her obligations under this letter agreement other than to a de minimis extent. The Stockholder agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as necessary or reasonably requested by Parent to confirm and assure the rights and obligations set forth in this letter agreement.

          11.   THIS LETTER AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this letter agreement and of the documents referred to in this letter agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that it, he or she is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this letter agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph 13 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

          12.   The parties to this letter agreement acknowledge and agree that any controversy which may arise under this letter agreement and the other documents referred to in this letter agreement and in respect of the transactions contemplated hereby and thereby, is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this letter agreement and the other documents referred to in this letter agreement, and in respect of the transactions contemplated hereby and thereby. The parties to this letter agreement certify and acknowledge that (a) such party has not represented, expressly or otherwise, that such party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily and (d) such party has been induced to enter into this letter agreement by, among other things, the mutual waivers and certifications in this paragraph 12.

          13.   Any notice, request, instruction or other document to be given hereunder by either party to the other shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or by overnight courier addressed, if to the Stockholder, to the address or facsimile number, as applicable, set forth in Schedule I hereto, and, if to Parent, in accordance with Section 8.07 of the Merger Agreement, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

          14.   This letter agreement shall not be assignable by operation of law or otherwise. Any purported assignment in violation of this letter agreement is void.

          15.   The Stockholder recognizes and acknowledges that a breach of any covenants or agreements contained in this letter agreement will cause Parent to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore the Stockholder agrees that in the event of any such breach, Parent shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which Parent may be entitled, at law or in equity. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in any court of the United States or any state having jurisdiction.

          16.   The effectiveness of this letter agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties thereto, which shall occur concurrently herewith.

          17.   The Stockholder agrees not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any of the Shares or (ii) except as set forth herein, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any of the Shares, and shall not commit or agree to take any of the foregoing actions; provided that the foregoing shall not prohibit the Stockholder from (a) disposing of or surrendering Shares to the Company in connection with the vesting, settlement or exercise of Company Options, Company RSUs or warrants to purchase shares of Company Common Stock ("Company Warrants") for the payment of taxes thereon or, in respect of Company Options and Company Warrants, the exercise price thereon or (b) disposing of Shares in a broker-assisted cashless exercise of Company Options expiring during the term of this letter agreement up to the amount necessary to pay the exercise price in respect thereof and any related taxes. In furtherance of the foregoing, the Stockholder hereby authorizes and instructs the Company to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares. The Stockholder also hereby agrees (i) that each share of common stock of the Company designated as "Class B Common Stock" ("Class B Common Stock") held by the Stockholder shall be treated in the Merger as set forth in Section 3.01(a) of the Merger Agreement and (ii) that the Stockholder shall not elect to exercise its right under Article FOURTH, Section B.6 of the Second Amended and

  Restated Certificate of Incorporation of the Company to receive in the Merger Class B Common Stock of Parent with substantially the same rights and benefits as the Class B Common Stock.

          18.   Parent acknowledges and agrees that nothing in this letter agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise expressly provided herein.

          19.   Any provision of this letter agreement may be (i) waived in whole or in part in writing by the party benefited by the provision or by both parties or (ii) amended or modified at any time by an agreement in writing between the parties hereto executed in the same manner as this letter agreement.

          20.   The Merger Agreement and this letter agreement (including the documents and instruments referred to herein) constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, between the parties, with respect to the subject matter hereof.

          21.   In the event that any provision of this letter agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this letter agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this letter agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

        Please confirm that the foregoing correctly states the understanding between the undersigned and you by signing and returning to a counterpart hereof.

Very truly yours,
Name:

        Accepted and agreed as of the date set forth above.

PacWest Bancorp
By:
	Name:	Kori Ogrosky
	Title:	Authorized Signatory

Appendix C—Opinion of Sandler O'Neill & Partners, L.P.

[LETTERHEAD OF SANDLER O'NEILL + PARTNERS]

March 1, 2015

Board of Directors
Square 1 Financial, Inc.
406 Blackwell Street, Suite 240
Durham, North Carolina

Ladies and Gentlemen:

        Square 1 Financial, Inc. ("Square 1") and PacWest Bancorp ("PacWest") have entered into an agreement and plan of merger, dated as of March 1, 2015 (the "Agreement") pursuant to which Square 1 will merge with and into PacWest, with PacWest as the surviving entity (the "Merger"). Pursuant to the terms of the merger, upon the effective date of the Merger, each share of the common stock of Square 1 issued and outstanding immediately prior to the Effective Time, except for those shares as specified in the Agreement, shall be converted into the right to receive 0.5997 of a share of PacWest common stock (the "Merger Consideration"). The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Square 1 common stock.

        Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Square 1 that we deemed relevant; (iii) certain financial statements of PacWest that we deemed relevant; (iv) median publicly available analyst earnings estimates for the years ending December 31, 2015 and December 31, 2016 and an estimated long-term growth rate for the years thereafter; (v) median publicly available analyst earnings estimates for PacWest for the years ending December 31, 2015 and December 31, 2016 and a publicly available long-term growth rate for the years thereafter as provided by senior management of PacWest; (vi) certain estimated transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior managements of Square 1 and PacWest; (vii) a comparison of certain financial and other information, including relevant stock trading information, for Square 1 and PacWest with similar publicly available information for certain other commercial banks, the securities of which are publicly traded; (viii) the terms and structures of other recent mergers and acquisition transactions in the banking sector; (ix) the current market environment generally and in the commercial banking sector in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Square 1 the business, financial condition, results of operations and prospects of Square 1 and held similar discussions with the senior management of PacWest regarding the business, financial condition, results of operations and prospects of PacWest.

        In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Square 1 and PacWest or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the management of Square 1 and PacWest that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities

(contingent or otherwise) of Square 1 and PacWest or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Square 1, PacWest or the combined entity after the Merger and we have we not reviewed any individual credit files relating to Square 1 and PacWest. We have assumed, with your consent, that the respective allowances for loan losses for both Square 1 and PacWest are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

        In preparing its analyses, Sandler O'Neill utilized median publicly available analyst earnings estimates and an estimated long-term growth rate for Square 1 and PacWest. Sandler O'Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior managements of Square 1 and PacWest. With respect to those projections, estimates and judgments, the respective management of Square 1 and PacWest confirmed to us that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Square 1 and PacWest, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Square 1 and PacWest since the date of the most recent financial data made available to us. We have also assumed in all respects material to our analysis that Square 1 and PacWest would remain as a going concern for all periods relevant to our analyses. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

        Our analyses and the views expressed herein are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of the Square 1 common stock and the PacWest common stock after the date of this opinion or what the value of the PacWest common stock will be once it is actually received by the holders of Square 1 common stock.

        We have acted as Square 1's financial advisor in connection with the Merger and a significant portion of our fees are contingent upon the closing of the Merger. We also will receive a fee from Square 1 for providing this opinion. Square 1 has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Square 1 and PacWest and their affiliates. We may also actively trade the equity and debt securities of Square 1 and PacWest or their affiliates for our own account and for the accounts of our customers. In the past, we have provided certain investment banking services to Square 1 and have received customary investment banking fees for such services.

        This letter is directed to the Board of Directors of Square 1 in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Square 1 as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Square 1 common stock and does not address the underlying business decision of Square 1 to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Square 1 or the effect of any other transaction in which Square 1 might engage. This opinion shall not be reproduced or used for used for any other purposes, without Sandler O'Neill's prior written consent, provided however Sandler O'Neill has provided its consent for the opinion to be included in certain regulatory filings to be completed in connection with the Merger. This Opinion has been approved by Sandler O'Neill's fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Square 1's officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of Square 1.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Square 1 common stock from a financial point of view.

Very truly yours,
/s/ Sandler O'Neill & Partners, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        The following summary is qualified in its entirety by reference to the complete text of PacWest's certificate of incorporation, as amended, and bylaws.

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to PacWest or Pacific Western Bank. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

        Article IX of PacWest's certificate of incorporation provides that a director of PacWest shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under Delaware law.

        Article VI, Section 6.4 of PacWest's bylaws provides that, to the maximum extent permitted by law, PacWest shall indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of the registrant or serves or served at the request of the registrant any other enterprise as a director, officer or employee. Expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by PacWest promptly upon receipt by PacWest of a commitment from such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by PacWest. The bylaws do not limit the power of PacWest or its board of directors to provide other indemnification and expense reimbursement rights to directors, officers, employees, agents and other persons as otherwise pursuant to the bylaws.

        PacWest maintains insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of PacWest.

Item 21.    Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of March 1, 2015, by and between PacWest Bancorp and Square 1 Financial, Inc. (included as Appendix A to the proxy statement/prospectus contained in this Registration Statement).
3.1	Certificate of Incorporation, as amended, of PacWest Bancorp, dated April 22, 2008 (incorporated by reference to Exhibit 3.1 to PacWest Bancorp's Form 8-K filed on May 14, 2008).

Exhibit	Description
3.2	Certificate of Amendment to the Certificate of Incorporation of PacWest Bancorp (incorporated by reference to Exhibit 3.1 to PacWest Bancorp's Form 8-K filed on May 14, 2010).
3.3	Certificate of Merger filed with the Delaware Secretary of State, dated April 7, 2014 (incorporated by reference to Exhibit 3.3 to PacWest Bancorp's Form 10-Q filed on May 12, 2014).
3.4
Certificate of Correction of Certificate of Merger filed with the Delaware Secretary of State, dated April 14, 2014 (incorporated by reference to Exhibit 3.4 to PacWest Bancorp's Form 10-Q filed on May 12, 2014).
3.5	Amended and Restated Bylaws of PacWest Bancorp, dated November 5, 2014 (incorporated by reference to Exhibit 3.5 to PacWest Bancorp's Form 10-Q filed on November 10, 2014).
4.1
Specimen of certificate representing PacWest Bancorp's common stock, par value $0.01 per share (incorporated by reference to Exhibit 4.3 to PacWest's Registration Statement on Form S-3 filed on June 16, 2009).
5.1	Opinion of Sullivan & Cromwell LLP as to the validity of the securities being registered (to be filed by amendment).
8.1	Opinion of Sullivan & Cromwell LLP regarding certain tax matters (to be filed by amendment).
8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters (to be filed by amendment).
10.1
Form of Voting Agreement, dated March 1, 2015, between PacWest Bancorp and certain stockholders of Square 1 Financial, Inc. (included as Appendix B to the proxy statement/prospectus contained in this Registration Statement).
23.1	Consent of KPMG LLP.
23.2	Consent of Grant Thornton LLP.
23.3	Consent of Ernst & Young LLP.
23.4	Consent of Sullivan & Cromwell LLP (to be filed by amendment).
23.5	Consent of Wachtell, Lipton, Rosen & Katz (to be filed by amendment).
24.1	Power of Attorney (included on the signature page to this Registration Statement).
99.1	Consent of Sandler O'Neill & Partners, L.P.
99.2	Form of Proxy Card to be used by Square 1 Financial, Inc. (to be filed by amendment).

Item 22.    Undertakings

        The undersigned registrant hereby undertakes:

          (a)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (1)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

            (2)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (3)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (b)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)   To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

          (d)   For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (e)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (f)    That every prospectus (1) that is filed pursuant to paragraph (e) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (g)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (h)   To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (i)    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on April 22, 2015.

PACWEST BANCORP
By:	/s/ KORI L. OGROSKY
	Name:	Kori L. Ogrosky
	Title:	Executive Vice President and General Counsel

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        We, the undersigned directors and officers of PacWest Bancorp, do hereby constitute and appoint Matthew P. Wagner, Lynn M. Hopkins, Victor R. Santoro and Kori L. Ogrosky, and each of them individually, our true and lawful attorneys-in-fact and agents with full power to them, and each of them individually, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments hereof relating to the merger of PacWest and Square 1.

Signature	Title	Date

/s/ JOHN M. EGGEMEYER III John M. Eggemeyer III	Chairman of the Board of Directors	April 22, 2015
/s/ MATTHEW P. WAGNER Matthew P. Wagner	Chief Executive Officer, President and Director (Principal Executive Officer)	April 22, 2015
/s/ VICTOR R. SANTORO Victor R. Santoro	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 22, 2015
/s/ CRAIG A. CARLSON Craig A. Carlson	Director	April 22, 2015
/s/ C. WILLIAM HOSLER C. William Hosler	Director	April 22, 2015

Signature	Title	Date

/s/ BARRY C. FITZPATRICK Barry C. Fitzpatrick	Director	April 22, 2015
/s/ DOUGLAS H. LOWREY Douglas H. Lowrey	Director	April 22, 2015
/s/ ROGER H. MOLVAR Roger H. Molvar	Director	April 22, 2015
/s/ SUSAN E. LESTER Susan E. Lester	Director	April 22, 2015
/s/ TIMOTHY B. MATZ Timothy B. Matz	Director	April 22, 2015
/s/ ANDREW B. FREMDER Andrew B. Fremder	Director	April 22, 2015
/s/ DANIEL B. PLATT Daniel B. Platt	Director	April 22, 2015
/s/ JAMES J. PIECZYNSKI James J. Pieczynski	Director	April 22, 2015
/s/ ROBERT A. STINE Robert A. Stine	Director	April 22, 2015

Exhibit Index

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of March 1, 2015, by and between PacWest Bancorp and Square 1 Financial, Inc. (included as Appendix A to the proxy statement/prospectus contained in this Registration Statement).
3.1	Certificate of Incorporation, as amended, of PacWest Bancorp, dated April 22, 2008 (incorporated by reference to Exhibit 3.1 to PacWest Bancorp's Form 8-K filed on May 14, 2008).
3.2	Certificate of Amendment to the Certificate of Incorporation of PacWest Bancorp (incorporated by reference to Exhibit 3.1 to PacWest Bancorp's Form 8-K filed on May 14, 2010).
3.3	Certificate of Merger filed with the Delaware Secretary of State, dated April 7, 2014 (incorporated by reference to Exhibit 3.3 to PacWest Bancorp's Form 10-Q filed on May 12, 2014).
3.4
Certificate of Correction of Certificate of Merger filed with the Delaware Secretary of State, dated April 14, 2014 (incorporated by reference to Exhibit 3.4 to PacWest Bancorp's Form 10-Q filed on May 12, 2014).
3.5	Amended and Restated Bylaws of PacWest Bancorp, dated November 5, 2014 (incorporated by reference to Exhibit 3.5 to PacWest Bancorp's Form 10-Q filed on November 10, 2014).
4.1
Specimen of certificate representing PacWest Bancorp's common stock, par value $0.01 per share (incorporated by reference to Exhibit 4.3 to PacWest's Registration Statement on Form S-3 filed on June 16, 2009).
5.1	Opinion of Sullivan & Cromwell LLP as to the validity of the securities being registered (to be filed by amendment).
8.1	Opinion of Sullivan & Cromwell LLP regarding certain tax matters (to be filed by amendment).
8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters (to be filed by amendment).
10.1
Form of Voting Agreement, dated March 1, 2015, between PacWest Bancorp and certain stockholders of Square 1 Financial, Inc. (included as Appendix B to the proxy statement/prospectus contained in this Registration Statement).
23.1	Consent of KPMG LLP.
23.2	Consent of Grant Thornton LLP.
23.3	Consent of Ernst & Young LLP.
23.4	Consent of Sullivan & Cromwell LLP (to be filed by amendment).
23.5	Consent of Wachtell, Lipton, Rosen & Katz (to be filed by amendment).
24.1	Power of Attorney (included on the signature page to this Registration Statement).
99.1	Consent of Sandler O'Neill & Partners, L.P.
99.2	Form of Proxy Card to be used by Square 1 Financial, Inc. (to be filed by amendment).